Exhibit 99.2

Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of September 30, 2021

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Interim Financial Statements

September 30, 2021 and 2020

(Unaudited)

RESPECTED
TRUSTED
PROFESSIONAL

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

Shinhan Financial Group Co.,Ltd.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Shinhan Financial Group Co.,Ltd. and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at September 30, 2021, and the related consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2021 and 2020, and consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2021 and 2020, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS No. 1034 Interim Financial Reporting.

Emphasis of Matter

Without qualifying our conclusion, we draw attention to Note 33 of the financial statements. As explained in Note 33, the rapid spread of the COVID-19 has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Group's ability to generate revenue.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 3, 2021. The consolidated statement of financial position as at December 31, 2020, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2020.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

November 15, 2021

Seoul, Korea

This report is effective as of November 15, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of September 30, 2021 and December 31, 2020

(In millions of won)	Note		September 30, 2021 (Unaudited)	December 31, 2020
Assets
Cash and due from banks at amortized cost	4, 7	~~W~~	31,317,230	33,410,542
Financial assets at fair value through profit or loss	4, 8		63,015,610	59,091,403
Derivative assets	4, 9		4,956,503	5,633,915
Securities at fair value through other comprehensive income	4, 10		62,546,605	58,316,112
Securities at amortized cost	4, 10		49,410,767	47,282,623
Loans at amortized cost	4, 11		379,013,412	356,221,519
Property and equipment			3,941,697	3,989,697
Intangible assets			5,513,484	5,480,619
Investments in associates	12		2,592,651	2,657,768
Current tax receivable			15,292	51,894
Deferred tax assets			107,913	215,345
Investment property			662,386	615,235
Defined benefit assets	16		40,883	18,374
Other assets	4,11		35,475,555	32,194,666
Assets held for sale			45,183	54,392
Total assets		~~W~~	638,655,171	605,234,104

Liabilities
Deposits	4	~~W~~	348,088,363	326,416,868
Financial liabilities at fair value through profit or loss	4, 13		1,734,110	1,436,694
Financial liabilities designated at fair value through profit or loss	4, 14		7,596,004	8,455,724
Derivative liabilities	4, 9		4,582,771	5,016,567
Borrowings	4		42,497,132	41,594,064
Debt securities issued	4, 15		77,507,454	75,134,394
Defined benefit liabilities	16		86,905	62,514
Provisions	17		957,332	804,736
Current tax payable			524,315	389,586
Deferred tax liabilities			337,135	579,656
Liabilities under insurance contracts	18		54,145,860	53,460,230
Other liabilities	4		51,182,046	45,526,213
Total liabilities			589,239,427	558,877,246

Equity	19
Capital stock			2,969,641	2,969,641
Hybrid bonds			3,334,531	2,179,934
Capital surplus			12,095,043	12,234,939
Capital adjustments			(664,797)	(687,935)
Accumulated other comprehensive loss			(818,851)	(404,181)
Retained earnings			30,250,289	27,777,169
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			47,165,856	44,069,567
Non-controlling interests			2,249,888	2,287,291
Total equity			49,415,744	46,356,858

Total liabilities and equity		~~W~~	638,655,171	605,234,104

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2021 and 2020

(In millions of Korean won)			September 30, 2021 (Unaudited)		September 30, 2020 (Unaudited)
	Note		Three-month	Nine-month	Three-month	Nine-month

Interest income
Financial assets at fair value through other comprehensive income and at amortized cost		~~W~~	3,522,931	10,299,312	3,399,475	10,568,682
Financial assets at fair value through profit or loss			168,715	518,136	192,866	640,426
			3,691,646	10,817,448	3,592,341	11,209,108
Interest expense			(966,574)	(2,861,551)	(1,139,675)	(3,846,894)
Net interest income	20		2,725,072	7,955,897	2,452,666	7,362,214

Fees and commission income			974,141	3,099,599	986,581	2,829,582
Fees and commission expense			(360,155)	(1,081,525)	(361,427)	(1,074,569)
Net fees and commission income	21		613,986	2,018,074	625,154	1,755,013

Insurance income			1,583,368	4,916,885	1,926,578	5,493,724
Insurance expense			(1,808,066)	(5,472,541)	(2,057,342)	(5,940,313)
Net insurance expense	18		(224,698)	(555,656)	(130,764)	(446,589)

Dividend income			23,429	109,659	19,354	83,942
Net gain(loss) on financial instruments at fair value through profit or loss			(30,110)	826,352	436,543	(93,120)
Net gain(loss) on financial instruments at fair value through profit or loss (overlay approach)	8		(1,695)	48,786	(37,362)	(108,723)
Net gain(loss) on financial instruments designated at fair value through profit or loss			196,819	(63,560)	(229,392)	568,337
Net foreign currency transaction gain			85,819	129,647	99,233	328,009
Net gain on disposal of securities at fair value through other comprehensive income	10		20,469	81,389	77,420	264,307
Net loss on disposal of securities at amortized cost	10		(102)	(233)	(30)	-
Provision for credit loss allowance	22		(209,084)	(559,851)	(255,756)	(1,029,554)
General and administrative expenses	23		(1,296,221)	(3,932,142)	(1,256,204)	(3,725,409)
Other operating expenses, net			(299,807)	(1,078,589)	(332,665)	(977,647)
			(1,510,483)	(4,438,542)	(1,478,859)	(4,689,858)
Operating income			1,603,877	4,979,773	1,468,197	3,980,780

Equity method income	12		29,860	95,997	25,452	91,652
Other non-operating income(loss), net			(89,329)	(156,990)	67,981	(3,365)
Profit before income taxes			1,544,408	4,918,780	1,561,630	4,069,067

Income tax expense	25		402,601	1,281,097	395,151	1,060,380
Profit for the period		~~W~~	1,141,807	3,637,683	1,166,479	3,008,687

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month and nine-month periods ended September 30, 2021 and 2020

(In millions of won, except earnings per share)			September 30, 2021 (Unaudited)		September 30, 2020 (Unaudited)
	Note		Three-month	Nine-month	Three-month	Nine-month
Other comprehensive income for the period, net of income tax	19	~~W~~	22,122	(450,434)	(31,966)	262,555
Items that are or may be reclassified subsequently to profit or loss:
Gain(loss) on securities at fair value through other comprehensive income			(148,786)	(736,776)	(7,226)	219,106
Gain(loss) on financial instruments at fair value through profit or loss (overlay approach)			4,166	(24,579)	27,946	73,559
Equity in other comprehensive income (loss) of associates			2,325	4,019	2,234	(1,672)
Foreign currency translation adjustments for foreign operations			171,490	257,722	(59,215)	23,400
Net change in unrealized fair value of cash flow hedges			(351)	14,405	5,232	(27,800)
Other comprehensive income(loss) of separate account			(11,538)	(32,568)	1,469	9,317
			17,306	(517,777)	(29,560)	295,910
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of the defined benefit liability			(468)	49,018	(199)	(10,382)
Equity in other comprehensive loss of associates			-	(2)	-	(14)
Gain (loss) on valuation of securities at fair value through other comprehensive income			11,298	50,381	12,648	(7,808)
Gain (loss) on disposal of securities at fair value through other comprehensive income			(5,773)	(29,654)	(15,042)	(18,706)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			(241)	(2,400)	187	3,555
			4,816	67,343	(2,406)	(33,355)

Total comprehensive income for the period		~~W~~	1,163,929	3,187,249	1,134,513	3,271,242

Profit for the period attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,115,665	3,559,444	1,144,692	2,950,202
Non-controlling interests			26,142	78,239	21,787	58,485
		~~W~~	1,141,807	3,637,683	1,166,479	3,008,687
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,138,395	3,110,670	1,111,534	3,211,292
Non-controlling interests			25,534	76,579	22,979	59,950
		~~W~~	1,163,929	3,187,249	1,134,513	3,271,242

Earnings per share:	26
Basic and diluted earnings per share in Korean won		~~W~~	2,020	6,500	2,274	5,878

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the nine-month period ended September 30, 2020

(In millions of Korean won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2020	~~W~~	2,732,463	1,731,235	10,565,353	(1,116,770)	(260,156)	25,525,821	39,177,946	2,752,435	41,930,381
Total comprehensive income for the period
Profit for the period		-	-	-	-	-	2,950,202	2,950,202	58,485	3,008,687
Other comprehensive income (loss) for the period, net of income tax:
Gain on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	192,247	-	192,247	345	192,592
Gain on financial instruments at fair value through profit or loss (overlay approach)		-	-	-	-	73,559	-	73,559	-	73,559
Equity in other comprehensive loss of associates		-	-	-	-	(1,686)	-	(1,686)	-	(1,686)
Foreign currency translation adjustments for foreign operations		-	-	-	-	22,272	-	22,272	1,128	23,400
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(27,800)	-	(27,800)	-	(27,800)
Other comprehensive income of separate account		-	-	-	-	9,317	-	9,317	-	9,317
Remeasurements of defined benefit liabilities		-	-	-	-	(10,374)	-	(10,374)	(8)	(10,382)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	3,555	-	3,555	-	3,555
Total other comprehensive income		-	-	-	-	261,090	-	261,090	1,465	262,555
Total comprehensive income for the period		-	-	-	-	261,090	2,950,202	3,211,292	59,950	3,271,242

Other changes in equity
Dividends		-	-	-	-	-	(883,929)	(883,929)	-	(883,929)
Dividends to hybrid bonds		-	-	-	-	-	(70,065)	(70,065)	-	(70,065)
Issuance of hybrid bonds		-	448,699	-	-	-	-	448,699	-	448,699
Paid-in capital increase(Note 19)		236,814	-	1,195,814	-	-	-	1,432,628	-	1,432,628
Acquisition of treasury stock(Note 19)		-	-	-	(150,448)	-	-	(150,448)	-	(150,448)
Disposition of treasury stock(Note 19)		-	-	-	319,226	-	-	319,226	-	319,226
Redemption of treasury stock(Note 19)		-	-	-	150,000	-	(150,025)	(25)	-	(25)
Change in other capital adjustments		-	-	471,812	(6,467)	-	(4,930)	460,415	-	460,415
Change in other non-controlling interests		-	-	-	-	-	-	-	(828,343)	(828,343)
		236,814	448,699	1,667,626	312,311	-	(1,108,949)	1,556,501	(828,343)	728,158
Reclassification between OCI and retained earnings		-	-	-	-	18,705	(18,705)	-	-	-
Balance at September 30, 2020(Unaudited)	~~W~~	2,969,277	2,179,934	12,232,979	(804,459)	19,639	27,348,369	43,945,739	1,984,042	45,929,781

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the nine-month period ended September 30, 2021

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2021	~~W~~	2,969,641	2,179,934	12,234,939	(687,935)	(404,181)	27,777,169	44,069,567	2,287,291	46,356,858
Total comprehensive income for the period
Profit for the period		-	-	-	-	-	3,559,444	3,559,444	78,239	3,637,683
Other comprehensive income (loss) for the period, net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	(713,837)	-	(713,837)	(2,212)	(716,049)
Loss on financial instruments at fair value through profit or loss (overlay approach)		-	-	-	-	(24,579)	-	(24,579)	-	(24,579)
Equity in other comprehensive income of associates		-	-	-	-	4,017	-	4,017	-	4,017
Foreign currency translation adjustments for foreign operations		-	-	-	-	257,535	-	257,535	187	257,722
Net change in unrealized fair value of cash flow hedges		-	-	-	-	14,405	-	14,405	-	14,405
Other comprehensive loss of separate account		-	-	-	-	(32,568)	-	(32,568)	-	(32,568)
Remeasurements of defined benefit liability		-	-	-	-	48,653	-	48,653	365	49,018
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(2,400)	-	(2,400)	-	(2,400)
Total other comprehensive income for the period		-	-	-	-	(448,774)	-	(448,774)	(1,660)	(450,434)
Total comprehensive income for the period		-	-	-	-	(448,774)	3,559,444	3,110,670	76,579	3,187,249

Transactions with owners, etc.
Dividends		-	-	-	-	-	(803,838)	(803,838)	-	(803,838)
Interim dividends		-	-	-	-	-	(160,223)	(160,223)	-	(160,223)
Dividends to hybrid bonds		-	-	-	-	-	(88,074)	(88,074)	-	(88,074)
Issuance of hybrid bonds (Note 19)		-	1,154,597	-	-	-	-	1,154,597	-	1,154,597
Acquisition of treasury stock (Note 19)		-	-	-	(79)	-	-	(79)	-	(79)
Disposal of treasury stock (Note 19)		-	-	-	23,589	-	-	23,589	-	23,589
Change in other capital adjustments		-	-	(105)	(372)	-	(85)	(562)	-	(562)
Change in other non-controlling interests		-	-	(139,791)	-	-	-	(139,791)	(113,982)	(253,773)
		-	1,154,597	(139,896)	23,138	-	(1,052,220)	(14,381)	(113,982)	(128,363)
Reclassification between OCI and retained earnings		-	-	-	-	34,104	(34,104)	-	-	-
Balance at September 30, 2021(Unaudited)	~~W~~	2,969,641	3,334,531	12,095,043	(664,797)	(818,851)	30,250,289	47,165,856	2,249,888	49,415,744

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2021 and 2020

			Nine-month period ended September 30
(In millions of Korean won)	Note		2021 (Unaudited)	2020 (Unaudited)

Cash flows from operating activities
Profit before income taxes		~~W~~	4,918,780	4,069,067
Adjustments for:
Interest income	20		(10,817,448)	(11,209,108)
Interest expense	20		2,861,551	3,846,894
Dividend income			(109,659)	(83,942)
Net fees and commission expense			163,035	156,024
Net insurance expense			1,057,702	1,328,965
Net loss (gain) on financial instruments at fair value through profit or loss			(82,216)	(145,908)
Net loss on derivatives			45,586	115,530
Net loss (gain) on financial instruments at fair value through profit or loss (overlay approach)			(48,786)	108,723
Net foreign currency transaction gain			(15,566)	(22,909)
Net gain on financial instruments designated at fair value through profit or loss			(391,948)	(526,335)
Net gain on disposal of securities at fair value through other comprehensive income	10		(81,389)	(264,307)
Provision for credit loss allowance	22		559,851	1,029,554
Net loss on disposal of securities at amortized cost	10		233	-
Employee benefits			158,550	112,186
Depreciation and amortization	23		653,162	566,286
Other operating loss			334,531	217,661
Equity method income, net	12		(95,997)	(91,652)
Other non-operating expense(income), net			146,456	(78,365)
			(5,662,352)	(4,940,703)

Changes in assets and liabilities:
Due from banks at amortized cost			6,659,747	28,874
Securities at fair value through profit or loss			(3,806,390)	(5,302,862)
Due from banks at fair value through profit or loss			30,000	838,891
Loans at fair value through profit or loss			364,118	(356,317)
Financial instruments designated at fair value through profit or loss			(467,771)	922,513
Derivative instruments			327,414	257,831
Loans at amortized cost			(18,759,635)	(27,807,515)
Other assets			(5,460,155)	(6,672,609)
Deposits			19,872,169	23,980,451
Defined benefit obligations			(67,263)	(70,011)
Provisions			(9,000)	(22,389)
Other liabilities			5,265,977	7,783,623
			3,949,211	(6,419,520)

Income taxes paid			(1,005,245)	(936,874)
Interest received			10,661,611	11,210,620
Interest paid			(2,999,627)	(3,947,696)
Dividends received			84,910	71,567
Net cash inflow (outflow) from operating activities		~~W~~	9,947,288	(893,539)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

			Nine-month period ended September 30
(In millions of Korean won)	Note		2021 (Unaudited)	2020 (Unaudited)
Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss		~~W~~	3,297,952	3,264,994
Increase in financial instruments at fair value through profit or loss			(4,048,892)	(3,769,488)
Proceeds from disposal of securities at fair value through other comprehensive income			26,880,932	46,010,136
Acquisition of securities at fair value through other comprehensive income			(31,899,855)	(42,984,627)
Proceeds from disposal of securities at amortized cost			3,897,851	4,621,520
Acquisition of securities at amortized cost			(5,590,219)	(6,078,616)
Proceeds from disposal of property and equipment			17,294	227,240
Acquisition of property and equipment			(188,541)	(207,514)
Proceeds from disposal of intangible assets			11,734	6,247
Acquisition of intangible assets			(370,417)	(296,895)
Proceeds from disposal of investments in associates			220,386	146,032
Acquisition from disposal of investments in associates			(404,563)	(594,054)
Proceeds from disposal of investment property			12	118,144
Acquisition of investment property			(7,692)	(242,960)
Disposition of assets held-for-sale			47,792	2,048
Net decrease in other assets			(173,468)	(119,561)
Proceeds from settlement of hedging derivative financial instruments for financial assets			62,935	15,330
Payment of settlement of hedging derivative financial instruments for financial assets			(18,976)	(164,449)
Net cash flow from business combination			-	(71,315)
Net cash outflow from investing activities		~~W~~	(8,265,735)	(117,788)
Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	1,154,597	448,699
Net increase in borrowings			552,951	3,774,642
Proceeds from debt securities issued			19,474,352	13,690,934
Repayments of debt securities issued			(17,789,733)	(15,574,202)
Net increase(decrease) in other liabilities			61,346	4,883
Dividends paid			(1,051,636)	(953,586)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			739,502	835,179
Payment of settlement of hedging derivative financial instruments for debt securities issued			(731,905)	(774,357)
Acquisition of treasury stock			(79)	(150,448)
Disposition and redemption of treasury stock			23,588	25,605
Increase(decrease) in non-controlling interests			(46,858)	303,692
Redemption of lease liabilities			(203,641)	(715,524)
Paid-in capital increase			-	1,158,248
Payment of stock issuance costs			(105)	(3,433)
Net cash inflow from financing activities			2,182,379	2,070,332
Effect of exchange rate changes on cash and cash equivalents			104,997	25,380
Increase in cash and cash equivalents			3,968,929	1,084,385
Cash and cash equivalents at the beginning of the period	28		8,962,982	8,579,174
Cash and cash equivalents at the end of the period	28	~~W~~	12,931,911	9,663,559

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

1.  Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), the controlling company, is incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares have been listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its material consolidated subsidiaries as of September 30, 2021 and December 31, 2020 are as follows:

			Date of financial information	Ownership interest held by the Group (%)
Investor	Name of entity(*1)	Place of business		September 30, 2021	December 31, 2020
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	September 30	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Investment Corp.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.(*2)	〃	〃	100.0	100.0
〃	Orange Life Insurance Co., Ltd.(*2)	〃	〃	-	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank	〃	〃	75.3	75.3
〃	Shinhan Credit Information Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Alternative Investment Management Inc.	〃	〃	100.0	100.0
〃	Shinhan Asset Management Co., Ltd.(*3)	〃	〃	100.0	65.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Asia Trust Co., Ltd.	〃	〃	60.0	60.0
〃	Shinhan AITAS Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan AI Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Venture Investment Co., Ltd.(*4)	〃	〃	100.0	100.0
Shinhan Bank	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Bank Japan	SBJDNX	Japan	〃	100.0	100.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	50.0+1 share	50.0+1 share
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Shinhan Vietnam Finance Co.,Ltd.	Vietnam	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

1.  Reporting entity (continued)

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of September 30, 2021 and December 31, 2020 are as follows (continued):

			Date of financial information	Ownership interest held by the Group (%)
Investor	Name of entity(*1)	Place of business		September 30, 2021	December 31, 2020
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	September 30	100.0	100.0
〃	Shinhan Investment Corp. Asia Ltd.	Hong Kong	〃	100.0	100.0
〃	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	〃	〃	75.0	75.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus Co., Ltd.	Korea	〃	100.0	100.0
〃	Shinhan Life Insurance Vietnam Co., Ltd.(*5)	Vietnam	〃	100.0	-
Shinhan Asset Management Co., Ltd.	SHINHAN ASSET MGT HK, LIMITED.(*6)	Hong Kong	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0

(*1) Trusts, beneficiary certificates, securitization-specialized limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*2) Shinhan Life Insurance Co., Ltd. and Orange Life Insurance Co., Ltd. were merged on July 1, 2021. After the merger, the name is Shinhan Life Insurance Co., Ltd.

(*3) The Group acquired additional shares of Shinhan BNPP Asset Management Co., Ltd. for the nine-month period ended September 30, 2021, and Shinhan BNPP Asset Management Co., Ltd. became a wholly owned subsidiary of the Group. The name is changed from Shinhan BNPP Asset Management Co., Ltd. to Shinhan Asset Management Co., Ltd.

(*4) For the nine-month period ended September 30, 2021, the name was changed from Neoplux Co., Ltd. to Shinhan Venture Investment Co., Ltd.

(*5) Subject to consolidation as a newly invested subsidiary for the nine-month period ended September 30, 2021.

(*6) For the nine-month period ended September 30, 2021, the name was changed from SHINHAN BNP ASSET MGT HK, LIMITED. to SHINHAN ASSET MGT HK, LIMITED.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

1.  Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Trusts managed by Shinhan Bank (including development trust) and 17 others

A trust is consolidated when the Group as a trustee is exposed to variable returns, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 214 others

An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is exposed to, or has rights to related variable returns by providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd.

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has the greatest credit to the entity, has sole decision-making authority of these Entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 132 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

1.  Reporting entity (continued)

(d) Summarized financial information of the subsidiaries

i) The summarized statements 0f financial position of the controlling company and the Group’s major consolidated subsidiaries as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021			December 31, 2020
Name of entity(*1)(*2)		Total assets	Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan Financial Group (Separate)	~~W~~	37,083,275	10,455,105	26,628,170	35,483,914	10,426,817	25,057,097
Shinhan Bank		455,509,675	426,548,620	28,961,055	427,675,103	400,009,589	27,665,514
Shinhan Card Co., Ltd.		37,513,504	30,910,683	6,602,821	34,885,223	28,465,675	6,419,548
Shinhan Investment Corp.		46,595,148	41,529,961	5,065,187	46,632,433	42,258,341	4,374,092
Shinhan Life Insurance Co., Ltd.(*3)		70,291,380	65,020,858	5,270,522	36,777,496	34,232,052	2,545,444
Orange Life Insurance Co., Ltd.(*3)		-	-	-	33,813,587	30,574,073	3,239,514
Shinhan Capital Co., Ltd.		10,873,725	9,205,261	1,668,464	8,901,349	7,710,010	1,191,339
Jeju Bank		6,821,699	6,301,568	520,131	6,531,838	6,022,397	509,441
Shinhan Credit Information Co., Ltd.		29,924	11,264	18,660	27,806	10,826	16,980
Shinhan Alternative Investment Management Inc.		111,227	68,797	42,430	87,053	71,591	15,462
Shinhan Asset Management Co., Ltd.		214,312	18,282	196,030	191,127	20,530	170,597
SHC Management Co., Ltd.		9,631	-	9,631	9,644	-	9,644
Shinhan DS		122,345	81,225	41,120	95,150	70,916	24,234
Shinhan Savings Bank		2,598,892	2,375,663	223,229	1,842,231	1,635,433	206,798
Asia Trust Co., Ltd.		319,483	92,964	226,519	259,899	85,274	174,625
Shinhan AITAS Co., Ltd.		86,532	8,409	78,123	87,378	12,159	75,219
Shinhan REITs Management Co., Ltd.		58,526	8,012	50,514	52,555	8,582	43,973
Shinhan AI Co., Ltd.		43,271	1,813	41,458	42,903	1,890	41,013
Shinhan Venture Investment Co., Ltd.		85,197	16,378	68,819	72,550	12,697	59,853

(*1) The summarized financial information of the subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization-specialized limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3) Shinhan Life Insurance Co., Ltd. and Orange Life Insurance Co., Ltd. were merged on July 1, 2021. After the merger, the name is Shinhan Life Insurance Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

1.  Reporting entity (continued)

ii) The summarized statements of comprehensive income of the controlling company and the Group’s major consolidated subsidiaries for the nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021			September 30, 2020
Name of entity(*1)(*2)		Operating income	Net income (loss)(*3)	Total com-prehensive income (loss)(*3)	Operating income	Net income (loss)(*3)	Total com-prehensive income (loss)(*3)
Shinhan Financial Group (separate)	~~W~~	1,830,866	1,469,142	1,469,295	1,592,202	1,311,341	1,311,249
Shinhan Bank		19,560,952	2,130,545	2,109,673	17,056,864	1,765,336	1,780,030
Shinhan Card Co., Ltd.		3,297,460	539,583	578,266	2,960,475	469,497	454,877
Shinhan Investment Corp.		6,191,657	367,412	403,518	7,500,442	184,419	210,163
Shinhan Life Insurance Co., Ltd.		4,932,348	185,054	(46,640)	4,021,533	171,272	295,040
Orange Life Insurance Co., Ltd.(*4)		2,112,353	216,826	(96,157)	3,370,307	213,304	228,782
Shinhan Capital Co., Ltd.		282,325	208,918	208,485	427,200	134,963	135,589
Jeju Bank		150,294	21,573	15,500	163,207	15,803	17,150
Shinhan Credit Information Co., Ltd.		31,487	1,673	1,713	32,208	1,478	1,587
Shinhan Alternative Investment Management Inc.		21,153	7,069	7,069	14,243	4,485	4,485
Shinhan Asset Management Co., Ltd.		79,649	25,499	25,576	65,118	18,860	18,937
SHC Management Co., Ltd.		39	(13)	(13)	57	7	7
Shinhan DS		169,074	5,755	6,528	109,817	738	1,127
Shinhan Savings Bank		115,868	21,751	20,313	93,382	23,019	23,061
Asia Trust Co., Ltd.		102,544	51,926	51,894	66,098	30,393	30,369
Shinhan AITAS Co., Ltd.		39,077	7,638	7,638	44,143	11,213	11,213
Shinhan REITs Management Co., Ltd.		10,847	6,542	6,541	9,452	2,619	2,615
Shinhan AI Co., Ltd.		8,670	455	455	7,234	187	182
Shinhan Venture Investment Co., Ltd.(*5)		21,620	9,035	8,986	-	-	-

(*1) The summarized financial information of the subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization-specialized limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3) The amount includes non-controlling interests

(*4) The amount includes operation income, net income, com-prehensive income for the six-month period ended before Orange Life Insurance Co., Ltd. merged with Shinhan Life Insurance Co., Ltd.

(*5) For the acquired company, the amount is from the consolidated statements of comprehensive income for the period after the acquisition point.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

2. Basis of preparation

(a) Statement of compliance

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group's financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

These consolidated interim financial statements of the Group are prepared as part of the period covered by the Group’s K-IFRS annual financial statements. They are prepared under K-IFRS No.1034, ‘Interim Financial Reporting’, do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2020.

(b) Use of estimates and judgments

The preparation of the consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. When estimates and assumptions based on management's judgment as of the end of the interim reporting period differ from the actual, actual results may differ from these estimates.

Estimates and underlying assumptions about estimates are continually reviewed, and changes in accounting estimates are recognized for the period in which the estimates are changed and the period to be affected in the future. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were, except for the method of estimation used to determine the income tax expense for the interim period, the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

3. Significant accounting policies

(a) The Group applies the same accounting policies applied as when preparing the annual consolidated financial statements for the year ended December 31, 2020, except for the following amendments that has been applied for the first time since January 1, 2021 and as described in Note 2. (b).

i) K-IFRS No.1109, ‘Financial Instruments’ and K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’ and K-IFRS No.1107, ‘Financial Instruments: Disclosures’ Revision’ and K-IFRS No.1104, ‘Insurance Contracts’ K-IFRS No.1116, ‘Leases’ amended – Interest rate benchmark reform

The effective interest rate, not the carrying amount, is adjusted when replacing the interest rate benchmark of a financial instrument measured at amortized cost in relation to the reform of the interest rate benchmark. It includes exceptions, such as allowing hedge accounting to continue uninterrupted even if an interest rate benchmark replacement occurs in a hedging relationship. The amendments do not have a significant impact on the consolidated financial statements.

Regarding the suspension of LIBOR interest rate calculation, products before the suspension of LIBOR interest rate calculation are included. The financial instruments that have not been converted to replaced interest rate benchmark among the LIBOR interest rates as of September 30, 2021 are as follows :

-Non-derivative financial assets

		LIBOR
		USD	JPY	EUR	Others
Due from banks and loans at amortized cost:
Loans	~~W~~	8,813,437	282,042	188,281	155,701
Securities at fair value through other comprehensive income:
Government bonds		135,131	-	-	-
Financial institution bonds		509,290	-	-	-
Corporate bonds and others		778,419	-	-	-
		1,422,840	-	-	-
Securities at amortized cost
Financial institution bonds		56,883	-	-	-
Commitments and financial guarantee contracts		4,180,585	58,178	64,280	23,932

(*) The assets are carrying amount and the commitments and guarantee contracts are nominal amount.

-Non-derivative financial liabilities

		LIBOR
		USD	JPY	EUR	Others
Financial liabilities at amortized cost:
Deposits	~~W~~	265,170	-	-	-
Borrowings		3,129,011	201,054	-	-
Debt securities issued		2,021,638	-	-	-
	~~W~~	5,415,819	201,054	-	-

(*) The amount for liabilities is the carrying amount.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

3.  Significant accounting policies (Continued)

(a) The Group applies the same accounting policies applied as when preparing the annual consolidated financial statements for the year ended December 31, 2020, except for the following amendments that has been applied for the first time since January 1, 2021 and as described in Note 2. (b).(Continued)

i) K-IFRS No.1109, ‘Financial Instruments’ and K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’ and K-IFRS No.1107, ‘Financial Instruments: Disclosures’ Revision’ and K-IFRS No.1104, ‘Insurance Contracts’ K-IFRS No.1116, ‘Leases’ amended – Interest rate benchmark reform (continued)

-Derivative

		LIBOR
		USD	JPY	EUR	Others
Trading:
Interest rates related	~~W~~	19,690,548	-	-	-
Foreign currency related		24,273,243	-	-	-
Equity related		315,730	-	-	-
Credit related		27,980	4,051	-	-
Others		379,168	-	-	-
		44,686,669	4,051	-	-
Hedge:
Interest rates related		5,260,928	-	-	-
Foreign currency related		1,347,256	-	-	-
		6,608,184	-	-	-

(*) The amount is a notional amounts of derivatives outstanding

ii) Amendments to K-IFRS No.1116 ‘Lease’ - The practical expedient for the exemption, discount or deferral of rent related to COVID-19

The International Accounting Standards Board amended this Standard in March 2021. According to the amendment, the International Accounting Standards Board has extended the application of the practical expedient for reduction in lease payments where lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, by one year. A lessee who choose to apply the application of the practical expedient will account consistently for changes in lease fees that not a lease change due to rent discounts, etc., in the manner prescribed by the amendments. However, no practical expedient under this amendments is provided to lessors. The practical expedient under this amendment applies only to rent concessions that meet all of the following conditions:

- Lease consideration modified due to changes in lease fees is substantially equal to or less than the lease consideration before the change;

- Any reduction in lease payments affects only payments originally due on or before June 30, 2022; and

- There is no substantive change to other terms and conditions of the lease.

The Group has applied the practical expedient that allows a lessee to choose not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. The amount recognized in profit or loss is ~~W~~ 36,052 million to reflect the change in lease payments arising from the same lease discount for the nine-month period ended September 30, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

3.  Significant accounting policies (Continued)

(b) The following new accounting standards and interpretations have been published that are not mandatory for September 30, 2021 reporting periods and have not been early adopted by the Group.

i) K-IFRS No.1117 ‘Insurance Contracts’

K-IFRS No. 1117 ‘Insurance Contracts’ enacted on April 23, 2021 will be applied for annual periods beginning on or after January 1, 2023. The standard will replace K-IFRS No. 1104 ‘Insurance Contracts’ which is the current standard.

The main features of K-IFRS No. 1117 are the measurement of the current value of insurance liabilities, the recognition of insurance revenue due to an accrual basis, and the separation of insurance gains and losses on investment. K-IFRS No. 1104 has measured the insurance liabilities by using historical information (e.g., interest rates at sale, etc.). In addition, when the insurance company receives the insurance premium, it recognizes the received premium as insurance revenue according to a cash basis and there is no obligation to present insurance financial income or expense and the investment income or expense separately. On the contrary, K-IFRS No. 1117 measures the insurance liabilities at their present value by using discount rates that reflect assumptions and risks at the present point (reporting point). The insurance revenue is recognized on an accrual basis, reflecting the services provided to the policyholder by the insurance company for each fiscal year. Moreover, insurance financial income or expense and the investment income or expense will be presented separately.

If the Group applies K-IFRS No. 1117 to prepare the financial statements, it is expected to cause significant differences from the current financial statements as follows. These differences do not include all future differences and may be changed depending on further analysis results in the future.

(1) Evaluation of insurance liabilities

According to K-IFRS No. 1117, the Group estimates all cash flows under the insurance contract and measure insurance liabilities by using discount rates that reflect assumptions and risks at the reporting point.

Specifically, the Group identifies a portfolio of insurance contract that comprises contracts subject to similar risks and managed together, and then, classifies groups of insurance contracts within a portfolio by contracts with similar profitability. The Group measures a group of insurance contracts at the total of estimates of future cash flows (reflecting cash flows related to insurance contracts and the time value of money), risk adjustment and contractual service margin. With the application of K-IFRS No. 1117, contractual service margin account has been newly introduced. The contractual service margin presents the unearned profit the Group will recognize as it provides services in the future.

Meanwhile, a reinsurance contract means an insurance contract issued by a reinsurance company to compensate another insurance company for claims arising from an underlying contract issued by that another insurance company. The Group uses consistent assumptions to measure the estimates of the present value of the future cash flows for the group of reinsurance contract held and the estimates of the present value of the future cash flows for the group of underlying insurance contracts.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

3.  Significant accounting policies (Continued)

(2) Recognition and measurement of financial performance

According to K-IFRS No. 1117, insurance revenue is recognized on an accrual basis including services(insurance coverage) provided to the policyholder for each fiscal year. Investment components (such as refunds due to termination/maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and insurance financial income or expense and the investment income or expense are presented separately to enable users of the information to understand the sources of income or expenses.

The Group includes in insurance finance income or expense the group of insurance contracts related time value of money and financial risk, and the effect of changes in the time value of money and financial risk. The Group makes an accounting policy choice as to whether to disaggregate insurance finance income or expenses for the period between profit or loss and other comprehensive income.

(3) Accounting policies related to conversion

According to K-IFRS No. 1117, the Group shall adjust the existing cost-based valuation to the current valuation by applying a fully retroactive approach, modified retroactive approach or fair value approach on groups of insurance contracts issued before the transition date (January 1, 2022, the beginning of the annual reporting period immediately preceding the date of initial application).

In principle, the Group shall identify, recognize, and measure each group of insurance contracts as if K-IFRS No. 1117 has always applied, but if this approach is impracticable, the Group may choose to apply either the modified retroactive approach or fair value approach. However, the fair value approach may be applied for groups of insurance contracts with direct participation features that meet certain requirements even if the fully retroactive method is applicable.

Meanwhile, the modified retroactive approach is an approach to achieve the closest outcome to retrospective application possible using reasonable and supportable information available without undue cost or effort. The fair value approach is an approach of assessing a group of insurance contracts using fair value assessments, etc. in accordance with K-IFRS No. 1113 ‘Fair Value Measurement’. To apply the fair value approach, the Group shall determine the contractual service margin or loss component of the liability for remaining coverage at the transition date as the difference between the fair value of a group of insurance contracts at that date and the fulfilment cash flows measured at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

3.  Significant accounting policies (Continued)

(4) Preparation status for introduction

With respect to the smooth application of K-IFRS No. 1117, the Group is planning to organize a TF team, establish a financial close system, train employees, and analyze financial impact. First of all, the stability of the financial close system and the consistency of system output values should be secured for appropriateness of liability adequacy test. Also, accounting policies, actuarial assumptions, etc. should be reasonably established and applied consistently for each period. To do this, the Group plans to continuously verify the system and establish several internal controls. In particular, the Group plans to establish and comply with an Internal Control over Financial Reporting suitable for the changed accounting environment so that reliable accounting information can be prepared and disclosed after the implementation of the new accounting standard.

The application of K-IFRS No. 1117 will not only change accounting standards, but will also affect insurance product development, sales strategies and long-term management strategies. Therefore, the Group will produce various insurance service, re-establish various management strategies, etc., and continuously provide education to related employees, etc. after implementing K-IFRS No. 1117.

(5) Financial impact assessment

As the implementation of K-IFRS No. 1117 changes the valuation method of liabilities, revenue recognition method, etc., the Group believes that the impact of this standard on the financial statements will be significant. The group is currently analyzing the impact of application of this standard on consolidated financial statements.

As of September 30, 2021, the Group has liabilities under insurance contract (excluding policyholders’ equity adjustment) amounting ~~W~~ 61,007,637million (~~W~~ 54,131,732million in general account, and ~~W~~ 6,875,905million in separate account). The savings insurance accounts represent 33% (~~W~~ 1,783,567million) of total premium income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

4.  Financial risk management

(a) Overview

Shinhan Financial Group Co., Ltd. (collectively the “Group”) manages various risks that may be arisen by each business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

- All business activities take into account the balance of risks and profits within a predetermined risk trend.

- The controlling company shall present the Group Risk Management Model Standards and supervise their compliance, and have responsibility and authority for group-level monitoring.

- Operate a risk-related decision-making system that enhances management's involvement.

- Organize and operate risk management organizations independent of the business sector.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for preemptive and practical risk management functions.

- Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The basic policies and strategies for risk management of the Group are established by the Risk Management Committee (collectively the "Group Risk Management Committee") within the controlling company's Board of Directors. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and consults the risk policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Management Officer of each subsidiary. The subsidiary implements the risk policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's chief risk management officer for risk management and supervision.

Shinhan Financial Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be assumed by the Group and its subsidiaries, while the Risk Management Committee and the Committee of each subsidiary set and manage detailed risk limits by risk, department, desk and product types.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

4.  Financial risk management (continued)

(a) Overview (continued)

ii) Risk management organization (continued)

(1) Group Risk Management Committee

The Group established the risk management system for the Group and each of its subsidiaries, and comprehensively manages group risk-related matters such as establishing risk policies, limits, and approvals. The Committee consists of directors of the Group.

The resolution of the Committee is as follows:

-Establish risk management basic policy in line with management strategy

-Determine the level of risk that can be assumed by the Group and each subsidiary

-Approve appropriate investment limit or loss allowance limit

-Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations

-Matters concerning risk management organization structure and division of duties

-Matters concerning the operation of the risk management system;

-Matters concerning the establishment of various limits and approval of limits

-Make decisions on approval of the FSS's internal rating law for non-retail and retail credit rating systems

-Matters concerning risk disclosure policy

-Analysis of crisis situation, related capital management plan and financing plan

-Matters deemed necessary by the board of directors

-Materials required by external regulations such as the Financial Services Commission and other regulations and guidelines

-Matters deemed necessary by the Chairman

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

(2) Group Risk Management Council

In order to maintain the Group's risk policy and strategy consistently, the Group decides what is necessary to discuss the risks of the Group and to carry out the policies set by the Group Risk Management Committee. The members are chaired by the group's risk management officer and consist of the risk management officers of major subsidiaries.

iii) Group Risk Management System

(1) Management of the risk capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Group and subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management, and establish a risk limit management system to control risk to an appropriate level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

4.  Financial risk management (continued)

(a) Overview (continued)

iii) Group Risk Management System (continued)

(2) Risk Monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the group's business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Group on key issues that affect risk management at the group level. The Group prepares weekly, monthly and occasional monitoring reports to report to Group management including the CRO.

In addition, the Risk Dash Board is operated to derive abnormal symptoms through three-dimensional monitoring of major portfolios, increased risks, and external environmental changes (news) of assets for each subsidiary. If necessary, the Group takes preemptive risk management to establish and implement countermeasures.

(3) Risk Reviewing

When conducting new product∙new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and to support rational decision making. The subsidiary's risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. In case of matters that are linked or jointly promoted with other subsidiaries, the risk reviews are carried out after prior-consultation with the risk management department of the Group.

(4) Risk Management

The Group maintains a group wide risk management system to detect the signals of any risk crisis preemptively and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, ‘alert’, ‘imminent crisis’ and ‘crisis’ determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

4.  Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the chairman of the CRO, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and the CCO is composed of the chairman, the head of the group in charge of the credit-related business group, the head of the credit planning department to enhance the soundness of the loan and profitability of operation.

Shinhan Bank's credit risk management includes processes such as credit evaluation, credit monitoring, and credit supervision, and credit risk measurement of counterparties and limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up the information of the bank's internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a SOHO evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between the credit officer of the branch and the headquarters’ Review Committee. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Deliberation Committee, the highest decision-making body of the loan, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring systems (CSS) based on objective statistical methods and bank credit policies. Credits for corporate customers are performed by the loan officers and reviewers of branch offices by automatically searching for anticipated insolvent companies among business loan partners, and the credit department independent of the business sector evaluates the adequacy of the result of the loan review and, if necessary, the credit rating of the corporate is requested of an adjustment. In accordance with these procedures, the corporate customers are classified as an early warning company, an observation company, and a normal company, and then are managed differently according to the management guidelines for each risk stage, thereby preventing the insolvency of the loan at an early stage. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business group, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by the party, industry, country, etc.

Shinhan Card's basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee consists of the Risk Management Officer (CRO) as the chairperson, and is composed of the heads of each business group and supporting group, and the heads of related departments. Apart from the RMC, a credit committee in charge of monitoring corporate credits and other important credits over a certain amount has been established to separate credit policy decisions from credit monitoring.

Shinhan Card's credit scoring system is divided into ASS (Application Scoring System) and BSS (Behavior Scoring System). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the AS credit rating is above the standard. The company's internal information, CB company's external information, and personal information on the application are used to calculate the AS credit rating. The BS, which is recalculated monthly, predicts the delinquency probability of cardholders, and utilizes it to monitor members and monitor portfolio risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

4.  Financial risk management (continued)

(b) Credit risk

i) Techniques, assumptions and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort, and is indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Group and analysis by an internal credit rating expert.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit risk rating is a key variable input to determine the term structure of probability of default. The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses. The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days(personal card)
Loan classification of and below precautionary	Loan classification of and below precautionary	Loan classification of and below precautionary
Borrower with early warning signals	Borrower with early warning signals	Specific pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk

Loans with identified indicators for significant increases in other credit risk

The Group assumes that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (except, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower, and does not take into account the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective:

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument),

- Internal observation data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

The Group identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing past experience data and drew correlations across credit risk for each variable.

Key macroeconomic variables	Correlation with credit risk

GDP growth rate	Negative
Private consumption index	Negative
Facility investment growth rate	Negative
Consumer price index growth rate	Negative
Current account of South Korea	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on data from the past ten years.

The Group uses forward-looking information to estimate expected credit loss in accordance with K-IFRS No. 1109 'Financial Instruments'. The default rate forecast applied in estimating allowance for expected credit loss for the year ended December 31, 2020 was re-estimated using changed forward-looking information on GDP growth rate and private consumption index, which were major variables for calculating the default rate.

As of September 30, 2021, the economic environment has remained uncertain. Expected credit losses may change depending on the end of the COVID-19 and the pace of economic recovery. The Group will continue to monitor the economic effects of the COVID-19.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the used amount previously withdrawn and amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment. The exposures of due from banks and loans are classified into government, bank, corporation or retail based on the exposure classification criteria of BASEL III credit risk weights, and the net carrying amount, excluding provisions, is presented as the maximum amount that can be exposed by credit risk.

The Group’s maximum exposure to credit risk as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Due from banks and loans at amortized cost (*1)(*3):
Banks	~~W~~	17,688,500	17,016,263
Retail		179,436,736	170,314,316
Government/Public sector/Central bank		18,949,648	24,778,332
Corporations		167,325,353	152,895,324
Card receivable		24,026,164	22,822,546
		407,426,401	387,826,781

Due from banks and loans at fair value through profit or loss(*3):
Banks		124,117	93,109
Corporations		1,564,981	1,986,804
		1,689,098	2,079,913

Securities at fair value through profit or loss		59,270,669	55,275,031
Securities at fair value through other comprehensive income		61,483,445	57,409,433
Securities at amortized cost(*1)		49,410,767	47,282,623
Derivative assets		4,956,503	5,633,915
Other financial assets(*1)(*2)		22,624,627	20,341,191
Financial guarantee contracts(*4)		4,979,515	4,481,506
Loan commitments and other credit liabilities		192,349,935	187,067,821
	~~W~~	804,190,960	767,398,214

(*1) The maximum exposure amounts for due from banks, loans, securities at amortized cost and other financial assets at amortized cost are recorded as net of allowances.

(*2) Other financial assets mainly comprise of receivables, accrued income, secured deposits, prepayment, and uncollected domestic exchange settlement.

(*3) Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

(*4) The amount is a financial guarantee, and the non-financial guarantee is ~~W~~ 11,257,143 million and ~~W~~ 10,799,394 million as of September 30, 2021 and December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets

Details of impaired financial assets due to credit risk as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021
		12-month expected loss		Lifetime expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	14,311,674	3,259,227	133,562	193	-	17,704,656	(16,156)	17,688,500	140,031
Retail		161,699,686	7,043,725	8,412,634	2,281,243	577,694	180,014,982	(578,246)	179,436,736	121,796,280
Government/Public sector /Central bank		17,729,588	1,202,614	22,783	264	-	18,955,249	(5,601)	18,949,648	9,000
Corporations		96,456,841	43,463,542	10,562,901	17,503,100	892,568	168,878,952	(1,553,599)	167,325,353	91,733,029
Card receivable		17,859,435	2,348,505	1,842,843	2,436,686	427,082	24,914,551	(888,387)	24,026,164	8,134
		308,057,224	57,317,613	20,974,723	22,221,486	1,897,344	410,468,390	(3,041,989)	407,426,401	213,686,474
Securities at fair value through other comprehensive income(*)		54,883,504	6,451,860	-	148,081	-	61,483,445	-	61,483,445	-
Securities at amortized cost		47,764,154	1,639,619	-	19,048	-	49,422,821	(12,054)	49,410,767	-
	~~W~~	410,704,882	65,409,092	20,974,723	22,388,615	1,897,344	521,374,656	(3,054,043)	518,320,613	213,686,474

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets (continued)

Details of impaired financial assets due to credit risk as of September 30, 2021 and December 31, 2020 are as follows (continued):

		December 31, 2020
		12-month expected loss		Lifetime expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	14,935,722	1,996,948	87,084	10,027	-	17,029,781	(13,518)	17,016,263	29,994
Retail		152,159,976	8,385,069	6,062,587	3,686,863	574,354	170,868,849	(554,533)	170,314,316	91,711,254
Government/Public sector /Central bank		23,849,701	834,912	96,183	1,748	-	24,782,544	(4,212)	24,778,332	9,000
Corporations		93,740,349	34,637,533	11,391,410	13,758,332	982,037	154,509,661	(1,614,337)	152,895,324	83,580,715
Card receivable		16,995,332	2,304,536	1,754,723	2,197,877	454,451	23,706,919	(884,373)	22,822,546	6,845
		301,681,080	48,158,998	19,391,987	19,654,847	2,010,842	390,897,754	(3,070,973)	387,826,781	175,337,808
Securities at fair value through other comprehensive income(*)		48,506,057	8,636,241	-	267,135	-	57,409,433	-	57,409,433	-
Securities at amortized cost		45,888,769	1,404,340	-	-	-	47,293,109	(10,486)	47,282,623	-
	~~W~~	396,075,906	58,199,579	19,391,987	19,921,982	2,010,842	495,600,296	(3,081,459)	492,518,837	175,337,808

(*) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 22,282 million and ~~W~~ 23,171 million as of September 30, 2021 and December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iv) Credit risk exposures per credit grade of off-balance items

Credit risk exposures per credit grade of off-balance items as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021
		Grade 1	Grade 2	Impaired	Total
Financial guarantee(*):
12-month expected credit loss	~~W~~	3,171,332	1,279,000	-	4,450,332
Lifetime expected credit loss		283,810	244,896	-	528,706
Impaired financial asset		-	-	477	477
		3,455,142	1,523,896	477	4,979,515
Loan commitment and other credit line
12-month expected credit loss		159,685,111	22,475,194	-	182,160,305
Lifetime expected credit loss		7,467,850	2,711,468	-	10,179,318
Impaired financial asset		-	-	10,312	10,312
		167,152,961	25,186,662	10,312	192,349,935
	~~W~~	170,608,103	26,710,558	10,789	197,329,450

		December 31, 2020
		Grade 1	Grade 2	Impaired	Total
Financial guarantee(*):
12-month expected credit loss	~~W~~	2,884,641	1,110,945	-	3,995,586
Lifetime expected credit loss		308,785	176,977	-	485,762
Impaired financial asset		-	-	158	158
		3,193,426	1,287,922	158	4,481,506
Loan commitment and other credit line
12-month expected credit loss		156,787,448	20,715,236	-	177,502,684
Lifetime expected credit loss		6,738,016	2,822,003	-	9,560,019
Impaired financial asset		-	-	5,118	5,118
		163,525,464	23,537,239	5,118	187,067,821
	~~W~~	166,718,890	24,825,161	5,276	191,549,327

(*) The amount is a financial guarantee, and the non-financial guarantee is ~~W~~ 11,257,143 million and ~~W~~ 10,799,394 million as of September 30, 2021 and December 31, 2020.

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public sector/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (Card receivables included)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (Individuals)	Behavior scoring system of 7 grade or above	Behavior scoring system of below 7 grade

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021
		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	17,291,104	-	-	-	-	-	397,396	-	17,688,500
Retail		-	-	-	-	-	-	-	179,436,736	179,436,736
Government/ Public sector/ Central bank		18,909,410	-	-	1,796	-	-	38,442	-	18,949,648
Corporations		10,850,047	52,735,379	20,825,812	39,994,593	3,754,840	6,642,103	32,522,579	-	167,325,353
Card receivable		44,056	233,819	223,003	45,464	42,788	28,539	1,790,334	21,618,161	24,026,164
		47,094,617	52,969,198	21,048,815	40,041,853	3,797,628	6,670,642	34,748,751	201,054,897	407,426,401
Due from banks and loans at FVTPL
Banks		34,378	-	-	-	-	-	89,739	-	124,117
Corporations		919,637	467,337	17,234	80,018	4,626	-	76,129	-	1,564,981
		954,015	467,337	17,234	80,018	4,626	-	165,868	-	1,689,098
Securities at fair value through profit or loss		34,749,062	2,693,591	1,500,902	766,185	426,518	131,891	19,002,520	-	59,270,669
Securities at fair value through other comprehensive income		26,258,593	3,442,010	582,714	773,457	1,100,028	22,913	29,303,730	-	61,483,445
Securities at amortized cost		10,414,595	23,687	-	1,078,884	1,251,998	-	36,641,603	-	49,410,767
	~~W~~	119,470,882	59,595,823	23,149,665	42,740,397	6,580,798	6,825,446	119,862,472	201,054,897	579,280,380

(*)The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of September 30, 2021 and December 31, 2020 are as follows (continued):

		December 31, 2020
		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	16,656,030	-	-	-	-	-	360,233	-	17,016,263
Retail		-	-	-	-	-	-	-	170,314,316	170,314,316
Government/ Public sector/ Central bank		24,671,308	-	-	1,796	-	-	105,228	-	24,778,332
Corporations		10,403,261	48,430,680	18,679,397	35,920,334	3,521,216	6,479,253	29,461,183	-	152,895,324
Card receivable		44,980	169,900	252,537	36,372	38,456	23,150	1,685,293	20,571,858	22,822,546
		51,775,579	48,600,580	18,931,934	35,958,502	3,559,672	6,502,403	31,611,937	190,886,174	387,826,781
Due from banks and loans at FVTPL:
Banks		63,112	-	-	29,997	-	-	-	-	93,109
Corporations		1,114,789	641,554	19,210	51,008	3,000	-	157,243	-	1,986,804
		1,177,901	641,554	19,210	81,005	3,000	-	157,243	-	2,079,913
Securities at fair value through profit or loss		34,294,362	2,978,991	1,223,958	574,547	248,399	46,177	15,908,597	-	55,275,031
Securities at fair value through other comprehensive income		26,528,743	3,448,765	577,781	830,988	974,333	22,643	25,026,180	-	57,409,433
Securities at amortized cost		10,361,913	21,750	-	1,053,779	963,348	-	34,881,833	-	47,282,623
	~~W~~	124,138,498	55,691,640	20,752,883	38,498,821	5,748,752	6,571,223	107,585,790	190,886,174	549,873,781

(*)The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of Market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks.

i-2) Market risk Management Method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, and loss limits from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent from the operating department.

Trading positions refer to securities, foreign exchange positions, and derivative financial instruments held for the purpose of obtaining short-term trading gains. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standard method market risk using the Group Market Risk Measurement System (TRMS), and Shinhan Bank and Shinhan Financial Investment use their own internal model market risk calculation system.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the market risk of linear products, such as stocks and bonds, as well as non-linear products, such as options by applying historical simulation method of 99% confidence level-based VaR. Trading position data is automatically interfaced into measurement system, and the system conducts VaR measurement and manages the limit. In addition, the Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for Trading Department and desks, and monitors daily.

Shinhan Investment measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, the Shinhan Investment sets and manages issuance and transaction limit, and stop-loss limit for each department.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. The Group manages net interest income or changes in net asset value that occur due to changes in interest rates by early predicting the factors of interest rate risk fluctuation related to the Group's net interest income and net asset value through the interest rate risk management.

ii-2) Managements

Shinhan Financial Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately, in each case, as a result of negative movements in interest rates.

The precision of risk management system differs by each subsidiary. Interest rate VaR and interest rate EaR are measured by internal method or IRRBB (Interest Rate Risk In The Banking Book), and interest rate risk limits are set and monitored based on the interest rate VaR. In accordance with the amendments in Regulations for Supervision of Financial Holding Companies, the Group measures the interest rate risk using the Basel III based IRRBB, which measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behaviour models and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate VaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB. ((KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp) In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiated by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment, and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its ALM (Asset and Liability Management) system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and NPV (Net Present Value) and NII (Net Interest Income) simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate EaR (Earnings at Risk) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the S&T Center. Dealers in the S&T Center manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. Therefore, the Group is checking the liquidity side for abnormalities in preparation for the usual crisis.

In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the ‘limit management index’, ‘early warning index’ and ‘monitoring index’.

Shinhan Bank applies the following basic principles for liquidity risk management:

- Raise funding in sufficient amounts, at the optimal time at reasonable costs;

- Maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

- Secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

- Monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

- Conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

- Consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card sets and operates a level that can withstand a 3-month credit crunch for end-of-month liquidity. The Group defines and manages the level of caution, anxiety and risk for the real-life liquidity gap ratio, liquidity buffer ratio, and ABS weight compared to borrowings. A contingency plan has been established to prepare for a crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period are as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial liabilities:
Liabilities:
Deposits(*2)	~~W~~	203,218,367	38,795,731	38,274,022	51,200,496	16,944,722	2,138,705	350,572,043
Financial liabilities at fair value through profit or loss		1,713,022	1,027	888	2,525	19,596	-	1,737,058
Borrowings		14,062,907	4,467,815	3,749,634	4,212,750	11,745,522	4,662,384	42,901,012
Debt securities issued		5,485,739	5,646,991	6,289,993	15,091,272	42,890,229	5,646,625	81,050,849
Financial liabilities designated at fair value through profit or loss		349,275	1,014,121	295,104	760,614	3,786,953	1,389,937	7,596,004
Other financial liabilities		37,374,435	141,423	127,610	330,245	759,005	557,967	39,290,685
	~~W~~	262,203,745	50,067,108	48,737,251	71,597,902	76,146,027	14,395,618	523,147,651
Off balance(*3):
Finance guarantee contracts(*4)	~~W~~	4,979,515	-	-	-	-	-	4,979,515
Loan commitments and other credit liabilities		192,349,935	-	-	-	-	-	192,349,935
	~~W~~	197,329,450	-	-	-	-	-	197,329,450

Derivatives:
Net and total payment derivatives	~~W~~	477,509	39,575	62,992	58,574	134,925	182,834	956,409

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period are as of September 30, 2021 and December 31, 2020 are as follows (continued):

		December 31, 2020
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial liabilities:
Liabilities:
Deposits(*2)	~~W~~	187,299,944	28,357,521	36,578,825	59,863,780	14,894,480	2,355,459	329,350,009
Financial liabilities at fair value through profit or loss		1,409,608	794	7,042	2,785	18,870	-	1,439,099
Borrowings		14,670,192	3,783,621	2,920,338	5,463,070	10,692,374	4,392,815	41,922,410
Debt securities issued		5,872,508	6,261,775	5,039,503	11,457,246	43,712,609	6,454,265	78,797,906
Financial liabilities designated at fair value through profit or loss		596,675	221,857	336,784	1,277,802	5,043,549	979,057	8,455,724
Other financial liabilities		29,128,836	97,138	151,655	542,221	643,043	75,813	30,638,706
	~~W~~	238,977,763	38,722,706	45,034,147	78,606,904	75,004,925	14,257,409	490,603,854
Off balance(*3):
Finance guarantee contracts(*4)	~~W~~	4,481,506	-	-	-	-	-	4,481,506
Loan commitments and other credit liabilities		187,536,416	-	-	19,900	-	-	187,556,316
	~~W~~	192,017,922	-	-	19,900	-	-	192,037,822

Derivatives:
Net and total payment derivatives	~~W~~	419,951	29,829	75,483	149,274	103,770	101,072	879,379

(*1) These amounts include cash flows of principal and interest on financial liabilities.

(*2) Demand deposits amounting to ~~W~~168,146,146 million and ~~W~~148,725,197 million as of September 30, 2021 and December 31, 2020 are included in the ‘Less than 1 month’ category, respectively.

(*3) In the case of payment guarantees, loan agreements, and other credit offerings corresponding to financial guarantees such as bond issuance and loan collateral provided by the Group, the maturity of the agreement exists. However, if the counterparty requests payment, the payment must be made immediately, so it is divided into the earliest stages that can be implemented.

(*4) The amount is a financial guarantee, and the non-financial guarantee is ~~W~~ 11,257,143 million and ~~W~~ 10,799,394 million as of September 30, 2021 and December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(e) Capital risk management

The criteria for capital adequacy to be complied with by the Group are 8.0%. In addition, the minimum regulatory BIS capital ratio, which should be maintained additionally to increase the ability to absorb losses, has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation capital (2.5%p) and Domestic-Systemically Important Banks(D-SIB) capital (1.0%p) and economic response capital (2.5%p) to the existing lowest common equity capital ratio, and economic response capital can be charged up to 2.5%p during credit expansion period. As of September 30, 2021, the minimum regulatory BIS capital ratio to be observed is 11.5%, which is the standard for applying capital conservation capital (2.5%p), D-SIB capital (1.0%p), and economic response capital (0%p).

Basel III capital ratio is the concept of 'International Agreement on the Measurement and Standards of Equity Capital' of the Basel Bank Supervisory Commission of BIS (International Settlement Bank). It is calculated as '(common stock capital (after deduction of deductions) + other basic capital + supplementary capital) ÷ risk weighted assets'.

The capital of common stock can be the first to make up for the loss of the financial holding company. The capital of common stock consists of capital stock, capital reserve, retained earnings and other, which will not be redeemed until the liquidation and will be redeemed at the last during the liquidation. Other basic capital consists of capital securities that meet certain requirements as capital of permanent nature. Complementary capital is capital that can compensate for losses of financial holding companies during liquidation, and consists of capital securities, etc. that meet certain requirements. The deduction items are those held by the Group as assets or capital items, but do not contribute to the ability to absorb losses. Unless otherwise noted, it will be deducted from common stock capital.

As of the end of the current quarter, the Group maintains an appropriate capital adequacy ratio in accordance with the BIS Equity Capital Regulation System.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service. The Group uses its judgment to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period. The fair value of financial instruments is determined using valuation techniques; a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forwarding contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021
		Level 1	Level 2	Level 3	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	-	-	34,378	34,378
Loan receivables measured at FVTPL		-	647,806	1,006,914	1,654,720
Financial assets at FVTPL:
Debt securities and other securities		6,725,565	42,601,116	9,849,285	59,175,966
Equity securities		707,955	108,211	1,239,677	2,055,843
Gold/silver deposits		94,703	-	-	94,703
		7,528,223	42,709,327	11,088,962	61,326,512
Derivative assets:
Trading		124,013	4,074,350	476,607	4,674,970
Hedging		-	281,533	-	281,533
		124,013	4,355,883	476,607	4,956,503
Securities measured at FVOCI:
Debt securities		24,228,344	37,255,101	-	61,483,445
Equity securities		274,380	48,574	740,206	1,063,160
		24,502,724	37,303,675	740,206	62,546,605
	~~W~~	32,154,960	85,016,691	13,347,067	130,518,718
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	1,166,734	-	-	1,166,734
Gold/silver deposits		567,376	-	-	567,376
		1,734,110	-	-	1,734,110
Financial liabilities designated at fair value through profit or loss:
Securities sold with embedded derivatives		-	410,022	7,185,982	7,596,004
Derivative liabilities:
Trading		265,106	3,845,307	110,368	4,220,781
Hedging		-	223,628	138,362	361,990
		265,106	4,068,935	248,730	4,582,771
	~~W~~	1,999,216	4,478,957	7,434,712	13,912,885

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of September 30, 2021 and December 31, 2020 are as follows (continued):

		December 31, 2020
		Level 1	Level 2	Level 3	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	-	-	63,112	63,112
Loan receivables measured at FVTPL		-	708,111	1,308,690	2,016,801
Financial assets at FVTPL:
Debt securities and other securities		7,029,453	39,335,739	8,721,500	55,086,692
Equity securities		693,816	210,230	832,413	1,736,459
Gold/silver deposits		188,339	-	-	188,339
		7,911,608	39,545,969	9,553,913	57,011,490
Derivative assets:
Trading		125,339	4,623,218	408,855	5,157,412
Hedging		-	475,708	795	476,503
		125,339	5,098,926	409,650	5,633,915
Securities measured at FVOCI:
Debt securities		17,515,390	39,861,238	32,805	57,409,433
Equity securities		172,403	49,673	684,603	906,679
		17,687,793	39,910,911	717,408	58,316,112
	~~W~~	25,724,740	85,263,917	12,052,773	123,041,430
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	897,129	-	-	897,129
Gold/silver deposits		539,565	-	-	539,565
		1,436,694	-	-	1,436,694
Financial liabilities designated at fair value through profit or loss:
Securities sold with embedded derivatives		-	314,220	8,141,504	8,455,724
Derivative liabilities:
Trading		161,628	4,431,080	87,356	4,680,064
Hedging		-	233,684	102,819	336,503
		161,628	4,664,764	190,175	5,016,567
	~~W~~	1,598,322	4,978,984	8,331,679	14,908,985

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Financial instruments classified as Level 3

The Group uses the evaluation value from external evaluators who are qualified and independent to determine the fair value for Group’s assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 are as follows:

		September 30, 2021
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	10,925,715	717,408	(8,141,504)	219,475
Recognized in total comprehensive income for the period :
Recognized in profit (loss) for the period (*1)		163,939	448	(33,342)	115,179
Recognized in other comprehensive income (loss) for the period		36,798	40,186	(1,623)	-
		200,737	40,634	(34,965)	115,179
Purchase		3,516,597	20,718	-	1,813
Issue		-	-	(6,331,709)	-
Settlement		(2,809,655)	(38,554)	7,322,196	(108,886)
Reclassification(*3)		(9,641)	-	-	-
Transfer to level3(*2)		358,503	-	-	471
Transfer from level3(*2)		(52,002)	-	-	(175)
Ending balance	~~W~~	12,130,254	740,206	(7,185,982)	227,877

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Financial instruments classified as Level 3 (continued)

The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group’s assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	11,762,259	660,118	(8,511,489)	155,856
Recognized in total comprehensive income for the period :
Recognized in profit (loss) for the period (*1)		(59,931)	(2,094)	(196,743)	136,386
Recognized in other comprehensive income (loss) for the period		69,819	(2,521)	(9,689)	-
		9,888	(4,615)	(206,432)	136,386
Purchase		4,461,802	61,919	-	1,171
Issue		-	-	(9,043,503)	-
Settlement		(5,231,666)	(14)	9,928,472	(74,584)
Reclassification(*3)		(377,641)	-	-	-
Transfer to level3(*2)		358,123	-	(308,552)	625
Transfer from level3(*2)		(57,513)	-	-	21
Business combination (Note 31)		463	-	-	-
Ending balance	~~W~~	10,925,715	717,408	(8,141,504)	219,475

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the nine-month periods ended September 30, 2021 and 2020 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		September 30, 2021
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of September 30
Net gain on financial assets at fair value through profit or loss	~~W~~	313,125	85,410
Net gain (loss) on financial liabilities designated at fair value through profit or loss		(33,342)	386,806
Net gain on securities at fair value through other comprehensive income		448	-
Other operating expenses		(34,007)	(39,460)
	~~W~~	246,224	432,756

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Financial instruments classified as Level 3 (continued)

The Group uses the evaluated values obtained by the external independent and qualified evaluators or internal evaluation models to determine the fair value of assets of the Group at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the nine-month periods ended September 30, 2021 and the year ended December 31, 2020 are as follows (continued):

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the nine-month periods ended September 30, 2021 and 2020 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows (continued):

		September 30, 2020
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of September 30
Net loss on financial assets at fair value through profit or loss	~~W~~	(123,225)	(235,856)
Net gain on financial liabilities designated at fair value through profit or loss		138,437	358,323
Net gain(loss) on securities at fair value through other comprehensive income		471	(638)
Other operating income		50,668	50,711
	~~W~~	66,351	172,540

(*2) The Changes in levels for the investment securities occurred due to the change in the availability of observable market data due to reasons such as suspension of trading, and the changes in levels for the derivative instruments occurred due to the change in the availability of observable market data changed due to reasons such as changes in the valuation.

(*3) It has been replaced by investment in associates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021
Type of financial instrument	Valuation technique		Carrying Value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV	~~W~~	43,248,924	Discount rate, interest rate, stock price, and etc.
Equity securities	NAV		108,209	Price of underlying assets such as stocks, bonds, etc.
			43,357,133
Derivative assets
Trading	Option model, Implied forward rate calculation method, DCF		4,074,350	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			281,533
			4,355,883
Securities at fair value through other comprehensive income
Debt securities	DCF		37,255,101	Discount rate, interest rate and price of underlying assets such as stock, bonds, etc.
Equity securities	NAV		48,574
			37,303,675
		~~W~~	85,016,691
Liabilities
Financial liabilities designated at fair value through profit or loss
Complex financial instruments	DCF	~~W~~	410,022	Discount rate
Derivative liabilities
Trading	Option model, DCF		3,845,307	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			223,628
			4,068,935
		~~W~~	4,478,957

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of September 30, 2021 and December 31, 2020 are as follows (continued):

	December 31, 2020
Type of financial instrument	Valuation technique		Carrying Value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF	~~W~~	40,043,850	Discount rate, interest rate, stock price, and etc.
Equity securities	NAV		210,230	Price of underlying assets such as stocks, bonds, etc.
			40,254,080
Derivative assets
Trading	Option model, DCF		4,623,218	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			475,708
			5,098,926
Securities at fair value through other comprehensive income
Debt securities	DCF		39,861,238	Discount rate and price of underlying assets such as stock, bonds, etc.
Equity securities	NAV		49,673
			39,910,911
		~~W~~	85,263,917
Liabilities
Financial liabilities designated at fair value through profit or loss
Complex financial instruments	DCF	~~W~~	314,220	Discount rate
Derivative liabilities
Trading	Option model, DCF		4,431,080	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			233,684
			4,664,764
		~~W~~	4,978,984

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model(*1), Comparable company analysis	~~W~~	10,890,577	The volatility of the underlying asset, Discount rate, Correlations	14.85%~64.14% 0.04%~27.18% 2.77%~60.73%
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis		1,239,677	The volatility of the underlying asset, Discount rate, Correlations, and Growth rate	15.00%~33.00% 5.47%~67.60% 00.00%~78.00% 0.50%~1.00%
			12,130,254
Derivative assets
Equity and foreign exchange rate related	Option model(*1)		32,877	The volatility of the underlying asset, and Correlations	1.74%~88.00% 22.00%~91.00%
Interest rates related	Option model(*1)		7,725	The volatility of the underlying asset, Correlations, Discount rate	0.50%~0.70% 80.00%~82.00% 0.83%~7.38%
Credit and commodity related	Option model(*1)		436,005	The volatility of the underlying asset, Correlations Hazard Rate	0.10%~4.40% 0.00%~82.00% 0.00%~117.00%
			476,607

Securities at fair value through other comprehensive income
Debt securities	DCF, NAV, Option model(*1), Comparable company analysis		-	The volatility of the underlying asset, Discount rate, and Growth rate	29.99% 9.67%~20.57% 0.00%~2.00%
Equity securities			740,206
			740,206
		~~W~~	13,347,067

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2021 and December 31, 2020 are as follows (continued):

	September 30, 2021
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	7,185,982	The volatility of the underlying asset, Correlations	0.10%~96.70% -43.00%~88.00%
Derivative liabilities
Equity and foreign exchange rate related	Option model(*1)		17,832	The volatility of the underlying asset, Correlations	1.74%~60.00% -22.00%~82.00%
Interest rates related	Option model(*1)		193,257	The volatility of the underlying asset, Regression coefficient, Correlations	0.10%~0.70% 0.00%~0.04% 0.00%~90.34%
Credit and commodity related	Option model(*1)		37,641	The volatility of the underlying asset Hazard Rate	1.90%~96.70% 5.00%~119.00%
			248,730
		~~W~~	7,434,712

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model etc. Depending on the product type, methods such as Monte Carlo simulation are applied to some products.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2021 and December 31, 2020 are as follows (continued):

	December 31, 2020
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, Option model(*1), Comparable company analysis	~~W~~	10,093,302	The volatility of the underlying asset, Discount rate, and Correlations	5.06%~61.32% 0.35%~27.17% 0.00%~100.00%
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis		832,413	The volatility of the underlying asset, Discount rate, and Correlations	21.00%~40.00% 5.83%~16.87% 20.00%~79.00%
			10,925,715
Derivative assets
Equity and foreign exchange related	Option model(*1)		113,496	The volatility of the underlying asset, and Correlations	4.30%~127.00% -3.00%~82.00%
Interest rates related	Option model(*1)		23,112	The volatility of the underlying asset, Regression coefficient, and Correlations	0.47%~1.00% 0.30%~0.58% 26.00%~90.45%
Credit and commodity related	Option model(*1)		273,042	The volatility of the underlying asset, and Correlations	1.00%~40.00% -43.00%~92.00%
			409,650

Securities at fair value through other comprehensive income
Debt securities	DCF, NAV, Option model(*1), Comparable company analysis		32,805	The volatility of the underlying asset, Discount rate, and Growth rate	22.11% 0.05%~19.05% 0.00%~2.00%
Equity securities			684,603
			717,408
		~~W~~	12,052,773

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2021 and December 31, 2020 are as follows (continued):

	December 31, 2020
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	8,141,504	The volatility of the underlying asset, and Correlations	1.00%~127.00% -43.00%~92.00%
Derivative liabilities
Equity and foreign exchange related	Option model(*1)		25,525	The volatility of the underlying asset, and Correlations	4.30%~61.00% -3.00%~82.00%
Interest rates related	Option model(*1)		134,759	The volatility of the underlying asset, Regression coefficient, and Correlations	0.47%~40.00% 0.30%~0.63% 20.13%~90.34%
Credit and commodity related	Option model(*1)		29,891	The volatility of the underlying asset, and Correlations	1.00%~102.00% -43.00%~92.00%
			190,175
		~~W~~	8,331,679

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, etc. Depending on the product type, methods such as Monte Carlo simulation are applied to some products.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity for changing in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of September 30, 2021 and December 31, 2020.

		September 30, 2021
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1)(*2):
Financial asset at fair value through profit or loss	~~W~~	40,847	(36,748)
Derivative assets		16,171	(15,322)
Securities at fair value through other comprehensive income(*2)		40,637	(39,119)
	~~W~~	97,655	(91,189)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	42,553	(48,419)
Derivative liabilities		23,675	(25,944)
	~~W~~	66,228	(74,363)

		December 31, 2020
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1)(*2):
Financial asset at fair value through profit or loss	~~W~~	53,821	(48,547)
Derivative assets		23,011	(21,532)
Securities at fair value through other comprehensive income(*2)		26,817	(21,044)
	~~W~~	103,649	(91,123)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	72,042	(71,690)
Derivative liabilities		17,976	(18,368)
	~~W~~	90,018	(90,058)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset 10%p or correlations 10%p, which is a major unobservable input.

(*2) The fair value change is calculated by applying the growth rate, a major unobservable input, to (0%~1%) and increasing or decreasing the discount rate by (-1%p~1%p) over the existing discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost

ii-1) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower.
Securities measured at amortized cost	The minimum price between the Korea Asset Pricing’s valuation, and KIS Pricing’s is used as a fair value.
Deposits and borrowings

The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Other financial assets and other financial liabilities

The carrying amounts are measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at a discount rate which considered residual risk at the market interest rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-2) The carrying value and the fair value of financial instruments measured at amortized cost as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021		December 31, 2020
		Carrying value	Fair value	Carrying value	Fair value
Assets:

Deposits measured at amortized cost	~~W~~	28,412,989	28,402,358	31,605,262	31,607,122

Loans measured at amortized cost
Retails		152,955,507	153,352,683	146,843,366	147,634,589
Corporations		193,237,750	194,444,726	177,046,416	178,420,230
Public and other funding loans		4,011,543	4,031,762	4,021,926	4,048,167
Loans between banks		4,781,300	4,783,932	5,487,147	5,495,236
Credit card		24,027,312	24,416,670	22,822,664	23,220,987
		379,013,412	381,029,773	356,221,519	358,819,209
Securities measured at amortized cost
Government bonds		33,964,835	33,933,929	31,816,320	33,391,597
Financial institution bonds		3,720,770	3,748,633	3,835,577	3,987,172
Corporation bonds		11,725,162	11,773,100	11,630,726	12,075,175
		49,410,767	49,455,662	47,282,623	49,453,944
Other financial assets		22,624,627	22,675,483	20,341,191	20,359,778
	~~W~~	479,461,795	481,563,276	455,450,595	460,240,053
Deposit liabilities:
Demand deposits	~~W~~	168,146,146	168,146,146	148,725,197	148,725,197
Time deposits		150,556,941	150,510,600	157,833,891	157,936,969
Certificate of deposit		14,831,445	14,850,757	5,946,704	5,965,139
Issued bill deposit		7,032,333	7,032,189	6,226,937	6,226,855
CMA deposits		4,005,188	4,005,188	4,006,319	4,006,319
Others		3,516,310	3,516,332	3,677,820	3,678,316
		348,088,363	348,061,212	326,416,868	326,538,795
Borrowing debts:
Call-money		803,310	803,310	1,760,042	1,760,042
Bills sold		11,520	11,506	10,706	10,696
Bonds sold under repurchase agreements		11,418,326	11,418,326	11,065,584	11,065,584
Borrowings		30,263,976	30,203,422	28,757,732	28,863,015
		42,497,132	42,436,564	41,594,064	41,699,337
Debts:
Borrowings in Korean won		66,033,306	66,062,883	64,083,920	64,842,258
Borrowings in foreign currency		11,474,148	11,693,626	11,050,474	11,262,332
		77,507,454	77,756,509	75,134,394	76,104,590
Other financial liabilities		40,199,862	40,188,976	34,129,626	34,136,128
	~~W~~	508,292,811	508,443,261	477,274,952	478,478,850

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	1,033,179	27,369,179	-	28,402,358

Loans measured at amortized cost
Retails		-	-	153,352,683	153,352,683
Corporations		-	-	194,444,726	194,444,726
Public and other funding loans		-	-	4,031,762	4,031,762
Loans between banks		-	2,772,739	2,011,193	4,783,932
Credit card		-	-	24,416,670	24,416,670
		-	2,772,739	378,257,034	381,029,773
Securities measured at amortized cost:
Government bonds		22,255,243	11,678,686	-	33,933,929
Financial institution bonds		897,830	2,850,803	-	3,748,633
Corporation bonds		-	11,685,413	87,687	11,773,100
		23,153,073	26,214,902	87,687	49,455,662

Other financial assets		-	10,962,958	11,712,525	22,675,483
	~~W~~	24,186,252	67,319,778	390,057,246	481,563,276
Deposit liabilities:
Demand deposits	~~W~~	-	168,146,146	-	168,146,146
Time deposits		-	-	150,510,600	150,510,600
Certificate of deposit		-	-	14,850,757	14,850,757
Issued bill deposit		-	-	7,032,189	7,032,189
CMA deposits		-	4,005,188	-	4,005,188
Other		-	3,404,703	111,629	3,516,332
		-	175,556,037	172,505,175	348,061,212
Borrowing debts:
Call-money		-	803,310	-	803,310
Bills sold		-	-	11,506	11,506
Bonds sold under repurchase agreements		-	-	11,418,326	11,418,326
Borrowings		-	-	30,203,422	30,203,422
		-	803,310	41,633,254	42,436,564
Debts:
Borrowings in won		-	35,389,508	30,673,375	66,062,883
Borrowings in foreign currency		-	8,543,650	3,149,976	11,693,626
		-	43,933,158	33,823,351	77,756,509

Other financial liabilities		-	14,990,482	25,198,494	40,188,976
	~~W~~	-	235,282,987	273,160,274	508,443,261

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of September 30, 2021 and December 31, 2020 are as follows:

		December 31, 2020
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	779,759	29,957,444	869,919	31,607,122

Loans measured at amortized cost
Retails		-	-	147,634,589	147,634,589
Corporations		-	-	178,420,230	178,420,230
Public and other funding loans		-	-	4,048,167	4,048,167
Loans between banks		-	2,187,270	3,307,966	5,495,236
Credit card		-	-	23,220,987	23,220,987
		-	2,187,270	356,631,939	358,819,209
Securities measured at amortized cost:
Government bonds		22,130,487	11,261,110	-	33,391,597
Financial institution bonds		1,070,220	2,916,952	-	3,987,172
Corporation bonds		-	11,994,724	80,451	12,075,175
		23,200,707	26,172,786	80,451	49,453,944

Other financial assets		-	8,661,345	11,698,433	20,359,778
	~~W~~	23,980,466	66,978,845	369,280,742	460,240,053
Deposit liabilities:
Demand deposits	~~W~~	-	148,725,197	-	148,725,197
Time deposits		-	-	157,936,969	157,936,969
Certificate of deposit		-	-	5,965,139	5,965,139
Issued bill deposit		-	-	6,226,855	6,226,855
CMA deposits		-	4,006,319	-	4,006,319
Other		-	3,534,696	143,620	3,678,316
		-	156,266,212	170,272,583	326,538,795
Borrowing debts:
Call-money		-	1,760,042	-	1,760,042
Bills sold		-	-	10,696	10,696
Bonds sold under repurchase agreements		95,400	-	10,970,184	11,065,584
Borrowings		-	8,500	28,854,515	28,863,015
		95,400	1,768,542	39,835,395	41,699,337
Debts:
Borrowings in won		-	35,740,750	29,101,508	64,842,258
Borrowings in foreign currency		-	7,944,242	3,318,090	11,262,332
		-	43,684,992	32,419,598	76,104,590

Other financial liabilities		-	10,383,020	23,753,108	34,136,128
	~~W~~	95,400	212,102,766	266,280,684	478,478,850

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	31,317,230	-	31,317,230
Due from banks at fair value through profit or loss		34,378	-	-	-	34,378
Securities at fair value through profit or loss		61,326,512	-	-	-	61,326,512
Derivative assets		4,674,970	-	-	281,533	4,956,503
Loans at fair value through profit or loss		1,654,720	-	-	-	1,654,720
Loans at amortized cost		-	-	379,013,412	-	379,013,412
Securities at fair value through other comprehensive income		-	62,546,605	-	-	62,546,605
Securities at amortized cost		-	-	49,410,767	-	49,410,767
Other financial assets		-	-	22,624,627	-	22,624,627
	~~W~~	67,690,580	62,546,605	482,366,036	281,533	612,884,754

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2021 and December 31, 2020 are as follows (continued):

		September 30, 2021
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	348,088,363	-	348,088,363
Financial liabilities at fair value through profit or loss		1,734,110	-	-	-	1,734,110
Financial liabilities designated at FVTPL		-	7,596,004	-	-	7,596,004
Derivative liabilities		4,220,781	-	-	361,990	4,582,771
Borrowings		-	-	42,497,132	-	42,497,132
Debt securities issued		-	-	77,507,454	-	77,507,454
Other financial liabilities		-	-	40,199,862	-	40,199,862
	~~W~~	5,954,891	7,596,004	508,292,811	361,990	522,205,696

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2021 and December 31, 2020 are as follows (continued):

		December 31, 2020
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	33,410,542	-	33,410,542
Due from banks at fair value through profit or loss		63,112	-	-	-	63,112
Securities at fair value through profit or loss		57,011,490	-	-	-	57,011,490
Derivative assets		5,157,412	-	-	476,503	5,633,915
Loans at fair value through profit or loss		2,016,801	-	-	-	2,016,801
Loans at amortized cost		-	-	356,221,519	-	356,221,519
Securities at fair value through other comprehensive income		-	58,316,112	-	-	58,316,112
Securities at amortized cost		-	-	47,282,623	-	47,282,623
Other financial assets		-	-	20,341,191	-	20,341,191
	~~W~~	64,248,815	58,316,112	457,255,875	476,503	580,297,305

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2021 and December 31, 2020 are as follows (continued):

		December 31, 2020
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	326,416,868	-	326,416,868
Financial liabilities at fair value through profit or loss		1,436,694	-	-	-	1,436,694
Financial liabilities designated at FVTPL		-	8,455,724	-	-	8,455,724
Derivative liabilities		4,680,064	-	-	336,503	5,016,567
Borrowings		-	-	41,594,064	-	41,594,064
Debt securities issued		-	-	75,134,394	-	75,134,394
Other financial liabilities		-	-	34,129,626	-	34,129,626
	~~W~~	6,116,758	8,455,724	477,274,952	336,503	492,183,937

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

5. Change in subsidiaries

(a) Change in consolidated subsidiaries for the nine-month period ended September 30, 2021 are as follows:

	Company	Description
Included	Shinhan Life Insurance Vietnam Co., Ltd.	Newly invested subsidiary
Excluded	Orange Life Insurance Co., Ltd.	Extinguished due to merger with Shinhan Life Insurance Co., Ltd.

(*) Trusts, beneficiary certificates, securitization-specialized limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(b) Change in consolidated subsidiaries for the year ended December 31, 2020 are as follows:

	Company	Description
Included	Shinhan Venture Investment Co., Ltd.	Newly acquired subsidiary
Included	SBJDNX	Newly invested subsidiary
Included	Shinhan Financial Plus	Newly invested subsidiary
Excluded	Shinhan Asia Ltd.	Liquidation

(*) Trusts, beneficiary certificates, securitization-specialized limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

6. Operating segments

(a) Segment information

The general descriptions by operating segments as of September 30, 2021 are as follows:

Segment	Description

Banking	Credit to customers, lending to and receiving deposits from customers, and their accompanying work
Credit card	Sales of credit cards, cash services, card loan services, installment financing, lease, etc and their accompanying work
Securities	Securities trading, consignment trading, underwriting and their accompanying work
Life insurance	Life insurance business and its accompanying work
Others	Business segments that do not belong to the above segments, such as real estate trust, investment advisory services, venture business and other remaining business

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

6. Operating segments (continued)

(b) The following tables provide information of operating income(expense) and net profit(loss) for each operating segment for the nine-month periods ended September 30, 2021 and 2020.

		September 30, 2021
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income(loss)	~~W~~	4,933,827	1,347,431	406,425	1,207,751	211,824	(151,361)	7,955,897
Net fees and commission income		615,092	477,230	467,655	130,843	323,891	3,363	2,018,074
Reversal of (provision for) credit loss allowance		(191,488)	(338,089)	13,091	(6,368)	(38,443)	1,446	(559,851)
General and administrative expenses		(2,343,811)	(538,769)	(508,712)	(347,001)	(303,195)	109,346	(3,932,142)
Other operation income (expense)		(196,165)	(137,799)	152,670	(430,117)	282,529	(173,323)	(502,205)
Operating income(loss)		2,817,455	810,004	531,129	555,108	476,606	(210,529)	4,979,773
Equity method income (loss)		20,254	(589)	40,783	(645)	32,008	4,186	95,997
Income tax expense(income)		699,371	214,585	116,684	139,480	129,974	(18,997)	1,281,097
Profit(loss) for the period	~~W~~	2,081,508	610,193	367,412	401,880	376,152	(199,462)	3,637,683
Controlling interest	~~W~~	2,081,112	609,344	367,508	401,880	376,151	(276,551)	3,559,444
Non-controlling interests		396	849	(96)	-	1	77,089	78,239

		September 30, 2020
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income(loss)	~~W~~	4,510,897	1,310,998	376,479	1,207,081	120,384	(163,625)	7,362,214
Net fees and commission income		608,406	372,938	388,818	121,139	264,846	(1,134)	1,755,013
Reversal of (provision for) credit loss allowance		(526,209)	(356,595)	(110,127)	(9,504)	(28,542)	1,423	(1,029,554)
General and administrative expenses		(2,281,169)	(529,309)	(412,139)	(324,371)	(260,931)	82,510	(3,725,409)
Other operation income (expense)		(52,489)	(73,021)	(33,533)	(520,866)	171,343	127,082	(381,484)
Operating income(loss)		2,259,436	725,011	209,498	473,479	267,100	46,256	3,980,780
Equity method income (loss)		(2,944)	-	28,655	(1,082)	25,922	41,101	91,652
Income tax expense		573,129	187,851	61,386	134,564	77,205	26,245	1,060,380
Profit(loss) for the period	~~W~~	1,708,117	542,519	184,419	384,576	214,276	(25,220)	3,008,687
Controlling interest	~~W~~	1,707,825	543,180	184,608	384,576	214,277	(84,264)	2,950,202
Non-controlling interests		292	(661)	(189)	-	(1)	59,044	58,485

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

6. Operating segments (continued)

(c) The following tables provide information of interest gains and losses from segment external customers and cross-sector interest gains and losses for the nine-month periods ended September 30, 2021 and 2020.

		September 30, 2021
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	4,934,692	1,388,970	420,093	1,206,241	167,746	(161,845)	7,955,897
Cross-sector transactions		(865)	(41,539)	(13,668)	1,510	44,078	10,484	-
	~~W~~	4,933,827	1,347,431	406,425	1,207,751	211,824	(151,361)	7,955,897

(*) Consolidated adjustment to net interest income(loss) from external customers is from the securities and others which were measured at fair values as a part of business combination accounting.

		September 30, 2020
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	4,510,239	1,347,424	380,355	1,204,221	85,683	(165,708)	7,362,214
Cross-sector transactions		658	(36,426)	(3,876)	2,860	34,701	2,083	-
	~~W~~	4,510,897	1,310,998	376,479	1,207,081	120,384	(163,625)	7,362,214

(*) Consolidated adjustment to net interest income(loss) from external customers is from the securities and others which were measured at fair values as a part of business combination accounting.

(d) The following tables provide information commission gains and losses from segment external customers and cross-sector commission gains and losses for the nine-month periods ended September 30, 2021 and 2020.

		September 30, 2021
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income(loss) from:
External customers	~~W~~	646,457	513,280	477,673	138,671	241,993	-	2,018,074
Cross-sector transactions		(31,365)	(36,050)	(10,018)	(7,828)	81,898	3,363	-
	~~W~~	615,092	477,230	467,655	130,843	323,891	3,363	2,018,074

		September 30, 2020
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income(loss) from:
External customers	~~W~~	636,005	406,009	395,263	129,801	187,935	-	1,755,013
Cross-sector transactions		(27,599)	(33,071)	(6,445)	(8,662)	76,911	(1,134)	-
	~~W~~	608,406	372,938	388,818	121,139	264,846	(1,134)	1,755,013

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

7. Cash and due from banks at amortized cost

Restricted due from banks in accordance with Related Regulations or Acts as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020	Related Regulations or Acts
Due from banks denominated in Korean won:
Reserve deposits	~~W~~	13,760,317	16,957,521	Article 55 of the Bank of Korea Act
Other		710,465	2,390,761	Article 28 and 70 of the Bank of Korea Act, Article 74 of the Capital Markets and Financial Investment Business Act, etc.
		14,470,782	19,348,282

Due from banks denominated in foreign currency		2,459,042	2,621,129	Articles of the Bank of Korea Act, New York State Banking Act, derivatives, etc.
	~~W~~	16,929,824	21,969,411

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

8. Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Debt instruments:
Governments	~~W~~	4,063,350	4,248,448
Financial institutions		12,753,738	13,997,922
Corporations		10,340,483	9,356,842
Stocks with put option		576,341	583,590
Equity investment with put option		2,345,123	1,860,195
Beneficiary certificates		15,012,408	12,451,709
Commercial papers		7,073,779	6,369,854
CMA		3,304,742	2,806,485
Others(*)		3,706,002	3,411,647
		59,175,966	55,086,692

Equity instruments:
Stocks		1,938,909	1,627,020
Equity investment		12,159	1,697
Others		104,775	107,742
		2,055,843	1,736,459
		61,231,809	56,823,151
Other:
Loans at fair value		1,654,720	2,016,801
Due from banks at fair value		34,378	63,112
Gold/silver deposits		94,703	188,339
	~~W~~	63,015,610	59,091,403

(*) As of September 30, 2021 and December 31, 2020, restricted reserve for claims of customers’ deposits (trusts) are ~~W~~1,848,756 million and ~~W~~1,907,210 million respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

8.  Financial assets at fair value through profit or loss (continued)

(b) Among financial assets at fair value through profit or loss, financial assets to which overlay approach are applied in accordance with K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1104 ‘Insurance Contracts’ as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020

Due from banks at fair value through profit or loss	~~W~~	34,378	63,112
Securities at fair value through profit or loss		4,772,339	4,865,908
	~~W~~	4,806,717	4,929,020

A financial asset is eligible for designation for the overlay approach, if it is measured at fair value through profit or loss applying K-IFRS No. 1109 but would not have been measured at fair value through profit or loss in its entirety applying K-IFRS No. 1039; and it is not designated for the overlay approach if it is held in respect of an activity that is not associated with contracts within the scope of K-IFRS No. 1104.

The reclassified amounts between profit or loss and other comprehensive income due to the overlay approach for the nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021
		Profit or loss		Reclassification into other comprehensive income(*)
		By K-IFRS 1109	By K-IFRS 1039	Amount	Tax effect
Gain or loss on valuation of financial assets at fair value through profit or loss	~~W~~	241,848	209,484	32,364	(8,900)
Gain or loss on disposal of financial assets at fair value through profit or loss		23,203	104,353	(81,150)	22,316
	~~W~~	265,051	313,837	(48,786)	13,416

(*) The amount of the policyholders’ equity adjustment for the reclassification of other comprehensive income is ~~W~~ 10,791 million.

		September 30, 2020
		Profit or loss		Reclassification into other comprehensive income(*)
		By K-IFRS 1109	By K-IFRS 1039	Amount	Tax effect
Gain or loss on valuation of financial assets at fair value through profit or loss	~~W~~	109,324	(2,916)	112,240	(29,915)
Gain or loss on disposal of financial assets at fair value through profit or loss		33,968	37,502	(3,534)	2,008
Gain or loss on foreign currency translation of financial assets at fair value through profit or loss		17	-	17	(5)
	~~W~~	143,309	34,586	108,723	(27,912)

(*) The amount of the policyholders’ equity adjustment for the reclassification of other comprehensive income is ~~W~~ (7,252) million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

9. Derivatives

(a) The notional amounts of derivatives outstanding as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	159,013,656	117,566,233
Currency swaps		36,298,012	33,562,251
Currency options		2,413,422	2,501,983
		197,725,090	153,630,467
Exchange traded:
Currency futures		748,492	1,102,534
		198,473,582	154,733,001
Interest rates related:
Over the counter:
Interest rate forwards and swaps		39,799,568	36,205,843
Interest rate options		292,445	324,238
		40,092,013	36,530,081
Exchange traded:
Interest rate futures		3,827,154	2,465,374
Interest rate options		54,890	-
Interest rate swaps(*)		68,777,020	68,475,400
		72,659,064	70,940,774
		112,751,077	107,470,855
Credit related:
Over the counter:
Credit swaps		4,796,147	4,536,626

Equity related:
Over the counter:
Equity swaps and forwards		1,935,590	2,628,661
Equity options		524,993	508,686
		2,460,583	3,137,347
Exchange traded:
Equity futures		1,956,099	1,638,126
Equity options		3,184,106	4,277,882
		5,140,205	5,916,008
		7,600,788	9,053,355
Commodity related:
Over the counter:
Commodity swaps and forwards		640,681	537,351
Commodity options		11,500	-
		652,181	537,351
Exchange traded:
Commodity futures and options		158,550	263,460
		810,731	800,811
Hedge:
Currency forwards		1,355,487	1,281,945
Currency swaps		4,023,020	4,328,333
Interest rate forwards and swaps		8,795,316	7,844,392
		14,173,823	13,454,670
	~~W~~	338,606,148	290,049,318

(*) The notional amounts of derivatives outstanding that will be settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

9. Derivatives (continued)

(b) Fair values of derivative instruments as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021		December 31, 2020
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	3,205,434	2,753,205	3,135,319	3,021,258
Currency swaps		678,685	774,980	1,145,619	979,022
Currency options		15,073	15,351	33,253	31,871
		3,899,192	3,543,536	4,314,191	4,032,151
Exchange traded:
Currency futures		215	135	90	186
		3,899,407	3,543,671	4,314,281	4,032,337
Interest rates related:
Over the counter:
Interest rate swaps and forwards		162,537	293,509	311,403	363,297
Interest rate options		3,204	161	2,148	2,217
		165,741	293,670	313,551	365,514
Exchange traded:
Interest rate futures		7,669	512	900	422
Interest rate options		157	-	-	-
		7,826	512	900	422
		173,567	294,182	314,451	365,936
Credit related:
Over the counter:
Credit swaps		436,006	37,639	273,578	29,682
Equity related:
Over the counter:
Equity swap and forwards		33,315	51,076	122,034	48,218
Equity options		2,889	13,531	2,750	9,840
		36,204	64,607	124,784	58,058
Exchange traded:
Equity futures		12,086	91,821	34,816	7,711
Equity options		100,115	169,319	77,973	153,461
		112,201	261,140	112,789	161,172
		148,405	325,747	237,573	219,230
Commodity related:
Over the counter:
Commodity swaps and forwards		12,995	10,701	5,949	32,693
Commodity options		-	5,408	-	-
		12,995	16,109	5,949	32,693
Exchange traded:
Commodity futures and options		4,590	3,433	11,580	186
		17,585	19,542	17,529	32,879
Hedge:
Currency forwards		1,223	50,496	91,747	10,507
Currency swaps		69,629	114,623	65,256	186,150
Interest rate forwards and swaps		210,681	196,871	319,500	139,846
		281,533	361,990	476,503	336,503
	~~W~~	4,956,503	4,582,771	5,633,915	5,016,567

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

9. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021		September 30, 2020
		Three- month	Nine- month	Three-month	Nine- month
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	168,730	353,397	(52,927)	69,911
Currency swaps		(150,136)	(253,156)	66,922	59,895
Currency options		1,187	2,333	38	3,429
		19,781	102,574	14,033	133,235
Exchange traded:
Currency futures		(174)	81	(253)	(254)
		19,607	102,655	13,780	132,981
Interest rates related:
Over the counter:
Forwards and swaps		(50,016)	(136,043)	10,413	(84,001)
Interest rate options		1,289	1,915	(2)	(1,405)
		(48,727)	(134,128)	10,411	(85,406)
Exchange traded:
Interest rate futures		9,974	7,437	(673)	(370)
		(38,753)	(126,691)	9,738	(85,776)
Credit related:
Over the counter:
Credit swaps		26,948	160,269	(11,000)	29,469
Equity related:
Over the counter:
Equity swap and forwards		(134,822)	(151,563)	91,981	(240,773)
Equity options		(7,568)	(2,558)	(8,901)	(14,495)
		(142,390)	(154,121)	83,080	(255,268)
Exchange traded:
Equity futures		(81,643)	(80,920)	(9,582)	2,246
Equity options		6,663	66,748	47,381	84,153
		(74,980)	(14,172)	37,799	86,399
		(217,370)	(168,293)	120,879	(168,869)
Commodity related:
Over the counter:
Commodity swaps and forwards		(23,756)	(12,724)	8,165	(17,490)
Commodity options		(1,890)	(1,958)	-	-
		(25,646)	(14,682)	8,165	(17,490)
Exchange traded:
Commodity futures and options		1,313	1,156	(9,582)	(5,845)
		(24,333)	(13,526)	(1,417)	(23,335)
Hedge:		(18,127)	(137,279)	(14,480)	251,190
	~~W~~	(252,028)	(182,865)	117,500	135,660

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

9. Derivatives (continued)

(d) Nominal amounts and average hedge ratio for hedging instruments as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	1,217,413	592,513	1,006,808	540,557	717,972	4,720,053	8,795,316
Average price condition(*1):		1.09%	1.61%	1.30%	0.91%	0.86%	0.60%	0.86%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk:(*2)
Nominal values:		2,603,568	1,719,779	872,390	590,087	786,804	73,413	6,646,041
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) The basic interest rate of the interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates conditions of hedging instruments are USD/KRW 1,150.33, JPY/KRW 10.58, EUR/KRW 1,175.52, GBP/KRW 1,485.93, AUD/KRW 817.06, CAD/KRW 868.95, SGD/KRW 859.87, CNY/KRW 174.40, SEK/KRW 124.85.

		December 31, 2020
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	657,656	640,992	1,217,588	456,688	247,244	4,624,224	7,844,392
Average price condition(*1):		1.12%	0.88%	1.30%	0.98%	0.67%	0.38%	0.67%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk:(*2)
Nominal values:		2,340,409	1,448,787	1,734,593	457,199	575,527	250,014	6,806,529
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) The basic interest rate of the interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates conditions of hedging instruments are USD/KRW 1,154.76, JPY/KRW 10.61, EUR/KRW 1,287.16, GBP/KRW 1,480.30, AUD/KRW 800.67, CAD/KRW 895.95, SGD/KRW 847.09, CNY/KRW 168.84, SEK/KRW 124.60.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

9.  Derivatives (continued)

(e) Hedge relationships affected by an interest rate benchmark reform

The revised Standard requires exceptions to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate benchmark reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate benchmarks are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate benchmarks that are based on the hedged item do not change due to the effect of the interest rate benchmark reform. The carrying amount of hedged item and the nominal amount of the hedging instrument related to the interest rate benchmark exposed to the hedging relationship due to the Group's reform of the interest rate benchmark as of September 30, 2021 is as follows:

Interest rate benchmark		Carrying amount of hedged item, Assets	Carrying amount of hedged item, Liabilities	Nominal amount of hedging instrument(*2)
KRW 3M CD (*1)	~~W~~	-	2,438,115	2,480,000
USD 1M LIBOR		-	1,098,601	1,100,772
USD 3M LIBOR (*1)		651,511	4,782,970	5,507,412
EURIBOR 1M		-	271,440	271,577
EURIBOR 3M		21,692	274,151	295,477
	~~W~~	673,203	8,865,277	9,655,238

(*1) Include nominal amount of the hedging instrument related to the Constant Maturity Swap (CMS) calculated based on the CD and LIBOR rate.

(*2) Include the nominal amount of the hedging instrument before the half of 2023 that matures before the publication of LIBOR ceases.

The USD LIBOR interest rate will be replaced by a Secured Overnight Financing Rate (SOFR) based on actual transactions, and the EUR LIBOR interest rate will be replaced by the next day’s unsecured rate, Euro Short-Term Rate (ESTER). In South Korea, RP interest rates on government bond and monetary stabilization bond are finally selected as the Risk-Free Reference Rate (RFR). The Group has assumed that in this hedging relationship, the spread changed on the basis of SOFR, ESTER and RFR would be similar to the spread included in the interest rate swap and interest rate forward used as the hedging instrument after LIBOR rate is suspended. The Group does not assume any changes in other conditions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at fair value through other comprehensive income and securities at amortized cost as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Securities at fair value through other comprehensive income:
Debt securities:
Government bonds	~~W~~	24,157,008	19,370,393
Financial institutions bonds		19,159,627	20,053,716
Corporate bonds and others		18,166,810	17,985,324
		61,483,445	57,409,433
Equity securities(*):
Stocks		946,149	777,901
Equity investments		5,002	4,445
Others		112,009	124,333
		1,063,160	906,679
		62,546,605	58,316,112
Securities at amortized cost:
Debt securities:
Government bonds		33,964,835	31,816,320
Financial institutions bonds		3,720,770	3,835,577
Corporate bonds and others		11,725,162	11,630,726
		49,410,767	47,282,623
	~~W~~	111,957,372	105,598,735

(*) Equity securities in the above table are classified as equity securities designated as other comprehensive income through fair value items, and other comprehensive income - fair value options were exercised for the purpose of holding as required by the policy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows:

		September 30, 2021
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12-month expected credit loss	Lifetime expected credit loss	Total	12-month expected credit loss	Lifetime expected credit loss	Total

Beginning balance	~~W~~	57,142,298	267,135	57,409,433	47,293,109	-	47,293,109
Transfer to (from) 12-month expected credit loss		81,643	(81,643)	-	-	-	-
Transfer to (from) lifetime expected credit loss		(13,100)	13,100	-	(18,977)	18,977	-
Transfer to impaired financial asset		-	-	-	-	-	-
Net increase and decrease(*)		4,124,523	(50,511)	4,074,012	2,129,641	71	2,129,712
Ending balance	~~W~~	61,335,364	148,081	61,483,445	49,403,773	19,048	49,422,821

(*) The amount is due to purchase, disposal, repayment, change in exchange rate, amortization of fair value adjustments recognized through business combination accountings, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12-month expected credit loss	Lifetime expected credit loss	Total	12-month expected credit loss	Lifetime expected credit loss	Total

Beginning allowance	~~W~~	58,334,000	239,094	58,573,094	45,568,563	23,272	45,591,835
Transfer to (from) 12-month expected credit loss		30,233	(30,233)	-	-	-	-
Transfer to (from) lifetime expected credit loss		(83,132)	83,132	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Net increase and decrease(*)		(1,138,803)	(24,858)	(1,163,661)	1,724,546	(23,272)	1,701,274
Ending balance	~~W~~	57,142,298	267,135	57,409,433	47,293,109	-	47,293,109

(*) The amount is due to purchase, disposal, repayment, change in exchange rate, amortization of fair value adjustments recognized through business combination accountings, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows:

		September 30, 2021
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12-month expected credit loss	Lifetime expected credit loss	Total	12-month expected credit loss	Lifetime expected credit loss	Total
Beginning allowance	~~W~~	22,493	678	23,171	10,486	-	10,486
Transfer to (from) 12-month expected credit loss		47	(47)	-	-	-	-
Transfer to lifetime expected credit loss		(6)	6	-	(39)	39	-
Transfer to impaired financial asset		-	-	-	-	-	-
Provision		3,755	831	4,586	865	157	1,022
Disposal and others(*)		(5,434)	(41)	(5,475)	543	3	546
Ending allowance	~~W~~	20,855	1,427	22,282	11,855	199	12,054

(*) Include the effects from changes in foreign exchange rate, debt restructuring, debt-equity swap, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12-month expected credit loss	Lifetime expected credit loss	Total	12-month expected credit loss	Lifetime expected credit loss	Total
Beginning allowance	~~W~~	27,581	655	28,236	9,759	11	9,770
Transfer to (from) 12-months expected credit loss		22	(22)	-	-	-	-
Transfer to (from) lifetime expected credit loss		(193)	193	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Provision (reversal)		3,480	349	3,829	1,086	(11)	1,075
Disposal and others(*)		(8,397)	(497)	(8,894)	(359)	-	(359)
Ending allowance	~~W~~	22,493	678	23,171	10,486	-	10,486

(*) Include the effects from changes in foreign exchange rate, debt restructuring, debt-equity swap, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income(FVOCI) and securities at amortized cost for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021		September 30, 2020
		Three-month	Nine- month	Three-month	Nine- month
Gain on disposal of securities at FVOCI	~~W~~	26,803	112,132	78,798	282,636
Loss on disposal of securities at FVOCI		(6,334)	(30,743)	(1,378)	(18,329)
Gain on disposal of securities at amortized cost (*)		6	14	-	42
Loss on disposal of securities at amortized cost (*)		(108)	(247)	(30)	(42)
		20,367	81,156	77,390	264,307

(*) The issuers of those securities have exercised the early redemption options.

(e) Gain or loss on equity securities at fair value through other comprehensive income.

The Group recognizes dividends, amounting to ~~W~~ 26,571million and ~~W~~ 20,396 million, related to equity securities at fair value through other comprehensive income for the nine-month periods ended September 30, 2021 and 2020, respectively.

In addition, the details of disposal of equity securities at fair value through other comprehensive income for the nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021	September 30, 2020
		Stocks acquired by conversion of investment
Fair value at the date of disposal	~~W~~	59,189	35,343
Cumulative net loss at the time of disposal		(42,094)	(25,940)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

11.  Loans at amortized cost and other financial assets

(a) Loans at amortized cost for configuration by customer as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Household loans	~~W~~	152,908,045	146,789,916
Corporate loans		195,305,189	179,011,251
Public and other loans		3,583,595	3,734,629
Loans to banks		4,786,241	5,492,400
Credit card		24,970,580	23,759,422
		381,553,650	358,787,618
Discount		(25,178)	(21,948)
Deferred loan origination costs		510,393	516,815
		382,038,865	359,282,485
Less: Allowance for credit loss		(3,025,453)	(3,060,966)
	~~W~~	379,013,412	356,221,519

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

11.  Loans at amortized cost and other financial assets (continued)

(b) Changes in carrying value of loans at amortized cost and other financial assets

Changes in carrying value of loans at amortized cost and other financial assets for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows:

		September 30, 2021
		Loans at amortized cost			Other financial assets (*1)			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	318,229,085	39,042,439	2,010,961	51,881,798	99,899	57,658	411,321,840
Transfer to (from) 12-month expected credit loss		9,875,346	(9,799,862)	(75,484)	12,553	(12,516)	(37)	-
Transfer to (from) lifetime expected credit loss		(14,248,766)	14,308,126	(59,360)	(28,317)	28,367	(50)	-
Transfer to (from) impaired financial asset		(436,085)	(633,945)	1,070,030	(1,107)	(11,874)	12,981	-
Net increase and decrease(*2)		23,608,545	224,657	(95,389)	(848,293)	(3,547)	17,256	22,903,229
Charge off(*3)		-	-	(827,465)	-	-	(21,471)	(848,936)
Disposal		(27,611)	(551)	(125,806)	-	-	(524)	(154,492)
Ending balance	~~W~~	337,000,514	43,140,864	1,897,487	51,016,634	100,329	65,813	433,221,641

(*1) Include total carrying amount of due from banks measured at amortized cost and other financial assets.

(*2) The amount is due to execution, collection, debt restructuring, debt-equity swap, change in exchange rate, etc.

(*3) The amount of uncollected loans that have been written-off but are currently in recovery (principal and interest) is ~~W~~10,446,475 million as of September 30, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

11.  Loans at amortized cost and other financial assets (continued)

(b) Changes in carrying value of loans at amortized cost and other financial assets (continued)

Changes in carrying value of loans at amortized cost and other financial assets for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
		Loans at amortized cost			Other financial assets (*1)			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	286,765,223	37,286,614	1,877,977	43,245,002	106,517	45,965	369,327,298
Transfer to (from) 12-month expected credit loss		9,268,318	(9,258,662)	(9,656)	15,157	(15,123)	(34)	-
Transfer to (from) lifetime expected credit loss		(13,589,348)	13,629,758	(40,410)	(25,839)	25,848	(9)	-
Transfer to (from) impaired financial asset		(503,896)	(791,420)	1,295,316	(1,628)	(7,342)	8,970	-
Net increase and decrease(*2)		37,332,939	(1,822,954)	390,384	8,633,124	(10,001)	30,490	44,553,982
Charge off(*3)		-	-	(1,146,776)	-	-	(26,814)	(1,173,590)
Disposal		(1,044,151)	(897)	(355,874)	-	-	(910)	(1,401,832)
Business combination (Note 31)		-	-	-	15,982	-	-	15,982
Ending balance	~~W~~	318,229,085	39,042,439	2,010,961	51,881,798	99,899	57,658	411,321,840

(*1) Include total carrying amount of due from banks measured at amortized cost and other financial assets.

(*2) The amount is due to execution, collection, debt restructuring, debt-equity swap, change in exchange rate, etc.

(*3) The amount of uncollected loans that have been written-off but are currently in recovery (principal and interest) is ~~W~~10,436,407 million as of December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

11.  Loans at amortized cost and other financial assets (continued)

(c) Changes in allowances for credit loss of loans at amortized cost and other financial assets

Changes in allowances for credit loss of loans at amortized cost and other financial assets for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows:

		September 30, 2021
		Loans at amortized cost			Other financial assets (*1)			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	932,990	1,135,185	992,791	35,691	8,281	48,930	3,153,868
Transfer to (from) 12-month expected credit loss		128,446	(122,555)	(5,891)	213	(198)	(15)	-
Transfer to (from) lifetime expected credit loss		(85,108)	105,897	(20,789)	(139)	157	(18)	-
Transfer to (from) impaired financial asset		(5,659)	(65,060)	70,719	(42)	(2,014)	2,056	-
Provision(reversal)		(4,717)	199,798	325,114	8,304	405	27,012	555,916
Charge off		-	-	(827,465)	-	-	(21,471)	(848,936)
Amortization of discount		-	-	(7,442)	-	-	-	(7,442)
Disposal		(6)	(1)	(26,701)	-	-	(37)	(26,745)
Collection		-	-	275,248	-	-	1,344	276,592
Others (*2)		(43,233)	(121,483)	195,375	37,523	231	(1,053)	67,360
Ending allowance	~~W~~	922,713	1,131,781	970,959	81,550	6,862	56,748	3,170,613

(*1) Include allowance for due from banks measured at amortized cost and other financial assets.

(*2) The amount is due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

11.  Loans at amortized cost and other financial assets (continued)

(c) Changes in allowances for credit loss of loans at amortized cost and other financial assets (continued)

Changes in allowances for credit loss of loans at amortized cost and other financial assets for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
		Loans at amortized cost			Other financial assets (*1)			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	734,549	995,040	955,246	33,987	7,272	37,590	2,763,684
Transfer (from) to 12-month expected credit loss		109,984	(108,019)	(1,965)	286	(273)	(13)	-
Transfer (from) to lifetime expected credit loss		(70,614)	86,360	(15,746)	(259)	264	(5)	-
Transfer (from) to impaired financial asset		(5,751)	(63,443)	69,194	(256)	(1,492)	1,748	-
Provision(reversal)		262,634	418,662	609,399	(2,143)	2,650	33,278	1,324,480
Charge off		-	-	(1,146,776)	-	-	(26,814)	(1,173,590)
Amortization of discount		-	-	(28,588)	-	-	-	(28,588)
Disposal		(1,069)	(8)	(43,260)	(2)	-	(32)	(44,371)
Collection		-	-	350,009	-	-	2,166	352,175
Others (*2)		(96,743)	(193,407)	245,278	4,078	(140)	1,012	(39,922)
Ending allowance	~~W~~	932,990	1,135,185	992,791	35,691	8,281	48,930	3,153,868

(*1) Include allowance for due from banks measured at amortized cost and other financial assets.

(*2) The amount is due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates

(a) Investments in associates as of September 30, 2021 and December 31, 2020 are as follows:

Name of entity	Place of business	Reporting date	Ownership interest held by the Group (%)
			September 30, 2021	December 31, 2020
BNP Paribas Cardif Life Insurance (*1)(*2)	Korea	June 30	14.99	14.99
Songrim Partners (*3)(*4)	Korea	December 31	35.34	35.34
Partners 4th Growth Investment Fund (*1)	Korea	June 30	25.00	25.00
KTB Newlake Global Healthcare PEF (*1)	Korea	June 30	30.00	30.00
Daekwang Semiconductor Co., Ltd. (*7)	Korea	-	-	20.94
Shinhan-Neoplux Energy Newbiz Fund	Korea	September 30	31.66	31.66
Shinhan-Albatross tech investment Fund(*5)	Korea	September 30	50.00	49.97
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	Korea	September 30	23.89	23.89
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	Korea	September 30	20.16	20.16
VOGO Debt Strategy Qualified IV Private	Korea	September 30	20.00	20.00
Shinhan-Midas Donga Secondary Fund(*6)	Korea	September 30	50.00	50.00
ShinHan – Su Investment Venture PEF.No.1	Korea	September 30	24.00	24.00
Shinhan Praxis K-Growth Global Private Equity Fund(*9)	Korea	September 30	18.87	18.87
Credian Healthcare Private Equity Fund II(*7)	Korea	-	-	34.07
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	September 30	50.00	50.00
AIP EURO Green Private Real Estate Trust No.3	Korea	September 30	21.28	21.28
Shinhan Global Healthcare Fund 1(*9)	Korea	September 30	4.41	4.41
JB Power TL Investment Type Private Placement Special Asset Fund 7(*7)	Korea	-	-	33.33
KB NA Hickory Private Special Asset Fund	Korea	September 30	37.50	37.50

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

Name of entity		Place of business	Reporting date		Ownership interest held by the Group (%)
	Koramco Europe Core Private Placement Real Estate Fund No.2-2			Korea		September 30		44.02	44.02
BNP Paribas Cardif General Insurance(*9)		Korea	September 30		5.46		7.46
Hermes Private Investment Equity Fund		Korea	September 30		29.17		29.17
KDBC-Midas Donga Global Contents Fund		Korea	September 30		23.26		23.26
Shinhan-Nvestor Liquidity Solution Fund		Korea	September 30		24.92		24.92
Shinhan AIM FoF Fund 1-A		Korea	September 30		25.00		25.00
IGIS Global Credit Fund 150-1		Korea	September 30		25.00		25.00
Partner One Value up I Private Equity Fund		Korea	September 30		27.91		27.91
Genesis No.1 Private Equity Fund		Korea	September 30		22.80		22.80
Korea Omega Project Fund III		Korea	September 30		23.53		23.53
Soo Delivery Platform Growth Fund		Korea	September 30		30.00		30.00
Genesis North America Power Company No.1 PEF		Korea	September 30		39.96		39.96
Hyungje art printing(*12)		Korea	-		-		31.54
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		Korea	September 30		23.33		23.33
Korea Finance Security (*1)(*9)		Korea	June 30		14.91		14.91
Multimedia Tech Co.Ltd.(*12)		Korea	-		-		21.06
MIEL CO.,LTD.(*3)(*4)		Korea	December 31		28.77		28.77
AIP Transportation Specialized Privately Placed Fund Trust #1		Korea	September 30		35.73		35.73
DB Epic Convertiblebond Private Trust No.2(*7)		Korea	-		-		50.98
E&Healthcare Investment Fund No.6		Korea	September 30		21.05		21.05
One Shinhan Global Fund 1(*5)		Korea	September 30		19.96		19.96

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(a) Investments in associates as of September 30, 2021 and December 31, 2020 are as follows (continued):

Name of entity	Place of business	Reporting date	Ownership interest held by the Group (%)
			September 30, 2021	December 31, 2020
Kiwoom-Shinhan Innovation Fund I(*6)	Korea	September 30	50.00	50.00
Daishin-K&T New Technology Investment Fund	Korea	September 30	31.25	31.25
Midas Asset Global CRE Debt Private Fund No.6	Korea	September 30	41.16	41.16
Richmond Private Investment Trust No.82(*6)	Korea	September 30	60.00	60.00
Tiger Alternative Real Estate Professional Private5(*7)	Korea	-	-	48.71
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	September 30	42.92	42.92
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	September 30	20.00	20.00
NH-Amundi Global Infrastructure Trust 14	Korea	September 30	30.00	30.00
Jarvis Memorial Private Investment Trust 1(*6)	Korea	September 30	99.01	99.01
Mastern Private Private Investment Trust 68(*7)	Korea	-	-	53.76
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37(*8)	Korea	September 30	60.00	60.00
Milestone Private Real Estate Fund 3	Korea	September 30	32.06	32.06
IGIS Private Real Estate Investment Trust 286	Korea	September 30	41.56	41.44
Nomura-Rifa Private Real Estate Investment Trust 31	Korea	September 30	31.31	31.31
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Korea	September 30	21.27	21.27
Hana Semiconductor New Technology Fund(*7)	Korea	-	-	24.30
J&Magnet Startup Venture Specialized Private Equity Fund	Korea	September 30	24.39	24.39
Cape IT Fund No.3	Korea	September 30	32.89	32.89
FuturePlay-Shinhan TechInnovation Fund 1(*6)	Korea	September 30	50.00	50.00
Stonebridge Corporate 1st Fund	Korea	September 30	44.12	44.12
Vogo Realty Partners Private Real Estate Fund V	Korea	September 30	21.64	21.64
Korea Credit Bureau(*1)(*9)	Korea	June 30	9.00	9.00
Goduck Gangil1 PFV Co., Ltd.(*1)(*9)	Korea	June 30	1.04	1.04
SBC PFV Co., Ltd.(*1)(*10)	Korea	June 30	25.00	25.00
NH-amundi global infra private fund 16	Korea	September 30	49.55	50.00
IMM Global Private Equity Fund	Korea	September 30	33.00	33.00
HANA Alternative Estate Professional Private122(*8)	Korea	September 30	74.02	75.19
Hanwha-Incus Plus New Technology Fund No.1(*7)	Korea	-	-	42.64
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7	Korea	September 30	45.96	45.96
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust(*11)	Korea	September 30	72.39	72.39
PSA EMP Private Equity Fund(*7)	Korea	-	-	28.99
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24(*8)	Korea	September 30	52.28	52.28
BRAIN DO PROFESSIONALE PRIVATE No. 27	Korea	September 30	29.13	29.13
UI Venture Fund 7th(*7)	Korea	-	-	24.39
Sparklabs-Shinhan Opportunity Fund 1	Korea	September 30	49.50	49.50
BNW Tech-Innovation Private Equity Fund	Korea	September 30	29.85	29.85
IGIS Real-estate Private Investment Trust No.33	Korea	September 30	40.86	40.86
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust(*7)	Korea	-	-	31.58
WWG Global Real Estate Investment Trust no.4	Korea	September 30	29.55	29.55
Goduck Gangil10 PFV Co., Ltd(*1)(*9)	Korea	June 30	19.90	19.90
Fidelis Global Private Real Estate Trust No.2(*8)	Korea	September 30	78.26	78.26
IGIS PRIVATE REAL ESTATE TRUST NO.331(*7)	Korea	-	-	30.77
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	September 30	28.70	28.70

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(a) Investments in associates as of September 30, 2021 and December 31, 2020 are as follows (continued):

Name of entity	Place of business	Reporting date	Ownership interest held by the Group (%)
			September 30, 2021	December 31, 2020
Pebblestone CGV Private Real Estate Trust No.1	Korea	September 30	48.53	48.53
Shinhan AIM Real Estate Fund No.2	Korea	September 30	30.00	30.00
Shinhan AIM Real Estate Fund No.1	Korea	September 30	21.01	21.01
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	September 30	22.02	22.02
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Korea	September 30	29.19	29.19
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)(*8)	Korea	September 30	71.43	71.43
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.1 (*7)	Korea	-	-	30.00
Korea Omega-Shinhan Project Fund I(*6)	Korea	September 30	50.00	50.00
ST-Bonanja Food tech	Korea	September 30	38.83	38.83
New Green Shinhan Mezzanine Fund(*7)	Korea	-	-	39.22
KORAMKO-Daum Professional Private Investment Trust No.12(*7)	Korea	-	-	33.33
Samsung SRA Real Estate Professional Private 45	Korea	September 30	25.00	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	September 30	28.98	28.98
VS Cornerstone Fund	Korea	September 30	41.18	41.18
Aone Mezzanine Opportunity Professional Private (*8)	Korea	September 30	66.09	66.12
KiwoomUnicorn3 New Technology Business Investment Fund(*7)	Korea	-	-	21.28
Multi Asset The United States Thortons Professional Private1(*7)	Korea	-	-	25.00
Kiwoom Milestone US Real Estate Professional Private20(*7)	Korea	-	-	75.27
NH-Amundi US Infrastructure Private Fund2	Korea	September 30	25.91	25.91
KB Distribution Private Real Estate1(*8)	Korea	September 30	62.00	62.00
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust	Korea	September 30	28.93	28.93
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2	Korea	September 30	30.00	30.00
Kakao-Shinhan 1st TNYT Fund	Korea	September 30	48.62	48.62
IMM Special Situation 1-2 PRIVATE EQUITY FUND	Korea	September 30	20.00	20.02
Pacific Private Placement Real Estate Fund No.40	Korea	September 30	24.73	24.73
Mastern Private Real Estate Loan Fund No.2	Korea	September 30	33.57	33.57
LB Scotland Amazon Fulfillment Center Fund 29(*8)	Korea	September 30	70.14	70.14
JR AMC Hungary Budapest Office Fund 16	Korea	September 30	32.57	32.57
IGIS 372 Real Estate Professional Private(*7)	Korea	-	-	28.39
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund(*5)	Korea	September 30	19.00	19.00
Future-Creation Neoplux Venture Capital Fund(*5)	Korea	September 30	16.25	16.25
Gyeonggi-Neoplux Superman Fund	Korea	September 30	21.76	21.76
NewWave 6th Fund	Korea	September 30	30.00	30.00
KTC-NP Growth Champ 2011-2 Private Equity Fund(*5)	Korea	September 30	5.56	5.56
Neoplux No.3 Private Equity Fund(*5)	Korea	September 30	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	September 30	21.67	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	September 30	47.37	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	September 30	20.00	20.00
AION ELFIS PROFESSIONAL PRIVATE 1	Korea	September 30	20.00	20.00
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business	Korea	September 30	29.68	29.68

12.  Investments in associates (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(a) Investments in associates as of September 30, 2021 and December 31, 2020 are as follows (continued):

Name of entity	Place of business	Reporting date	Ownership interest held by the Group (%)
			September 30, 2021	December 31, 2020
Neoplux Market-Frontier Secondary Fund(*5)	Korea	September 30	19.74	19.74
Friend-HBA 1 New Technology Business Investment Fund(*8)	Korea	September 30	54.54	54.54
Harvest Private Equity Fund II	Korea	September 30	22.06	22.06
Synergy Green New Deal 1st New Technology Business Investment Fund	Korea	September 30	28.17	28.17
KAIM Real-estate Private Investment Trust 20	Korea	September 30	38.46	38.46
KIAMCO Vietnam Solar Special Asset Private Investment Trust(*6)	Korea	September 30	50.00	50.00
Daishin New Technology Investment Fund 5th	Korea	September 30	23.44	23.44
CSQUARE SNIPER PROFESSIONAL PRIVATE 10(*8)	Korea	September 30	62.50	62.50
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1(*8)	Korea	September 30	97.85	97.85
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2(*8)	Korea	September 30	97.85	97.85
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45	Korea	September 30	25.00	25.00
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395(*7)	Korea	-	-	58.82
SHINHAN-NEO Core Industrial Technology Fund	Korea	September 30	49.75	49.75
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	September 30	30.00	30.00
SIMONE Mezzanine Fund No.3	Korea	September 30	29.38	29.38
Eum Private Equity Fund No.7	Korea	September 30	21.00	21.00
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund	Korea	September 30	25.00	25.00
Kiwoom Hero No.4 Private Equity Fund	Korea	September 30	21.05	21.05
Vogo Canister Professional Trust Private Fund I	Korea	September 30	36.59	36.68
SW-S Fund	Korea	September 30	30.30	-
CL Buyout 1st PEF	Korea	September 30	21.43	-
Timefolio The Venture-V second	Korea	September 30	20.73	-
Newlake Growth Capital Partners2 PEF	Korea	September 30	29.91	-
Shinhan Smilegate Global PEF I(*9)	Korea	September 30	14.21	-
Fount Professional Investors Private Investment Trust No.3	Korea	September 30	49.98	-
Genesis Eco No.1 PEF	Korea	September 30	33.82	-
SHINHAN-NEO Market-Frontier 2nd Fund	Korea	September 30	42.70	-
NH-Synergy Core Industrial New Technology Fund	Korea	September 30	36.93	-
J& Moorim Jade Investment Fund	Korea	September 30	24.89	-
Ulmus SHC innovation investment fund	Korea	September 30	24.04	-
Mirae Asset Partners X Private Equity Fund	Korea	September 30	35.71	-
T Core Industrial Technology 1st Venture PEF	Korea	September 30	31.47	-
Curious Finale Corporate Recovery Private Equity Fund	Korea	September 30	27.78	-
TI First Property Private Investment Trust 1	Korea	September 30	40.00	-
BILLIONFOLD BILLIONBEAT-RV PROFESSIONAL PRIVATE	Korea	September 30	48.61	-
IBKC Global Contents Investment Fund	Korea	September 30	24.39	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(a) Investments in associates as of September 30, 2021 and December 31, 2020 are as follows (continued):

Name of entity	Place of business	Reporting date	Ownership interest held by the Group (%)
			September 30, 2021	December 31, 2020
Nautic Smart No.6 Private Equity Fund	Korea	September 30	37.74	-
AIP Semiconductor-M3X Venture Fund No.1	Korea	September 30	24.00	-
Premier Luminous Private Equity Fund	Korea	September 30	37.74	-
Hanyang-Meritz 1 Fund	Korea	September 30	22.58	-
KNT 2ND PRIVATE EQUITY FUND	Korea	September 30	21.74	-
Maple Mobility Fund	Korea	September 30	20.00	-
AVES 1st Corporate Recovery Private Equity Fund(*6)	Korea	September 30	76.19	-
Daishin Newgen New Technology Investment Fund 1st(*8)	Korea	September 30	50.60	-
META ESG Private Equity Fund I	Korea	September 30	27.40	-
SWFV FUND-1	Korea	September 30	40.25	-
PHAROS DK FUND	Korea	September 30	24.24	-

(*1) The financial statements of June 30, 2021 are used for the equity method since the financial statements as of September 30, 2021 are not available. Significant trades and events occurred within the period are properly reflected.

(*2) The Group applies the equity method accounting as the Group has a significant influence on the investees through important business transactions.

(*3) In the course of the rehabilitation process, the shares were acquired through debt-equity swap. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights are exercised because the rehabilitation process was completed before September 30, 2021. Also, it has been reclassified into the investments in associates.

(*4) The latest financial statements are used for the equity method since the financial statements as of September 30, 2021 are not available. Significant trades and events occurred within the period are properly reflected.

(*5) As a managing partner, the Group has a significant influence over the investees.

(*6) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*7) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.

(*8) Although the ownership percentages are more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*9) Although the ownership percentages are less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*10) The rate of Group’s voting rights is 4.65%.

(*11) Although the Group has a significant influence with ownership percentage more than 50%, the contribution was classified as investments in associates as the Group is not exposed to variable returns due to the payment guarantee for the entire investment amount.

(*12) Excluded from the associates due to redemption of shares.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows:

		September 30, 2021
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	50,600	-	(252)	(4,234)	-	46,114
Songrim Partners(*1)		-	-	-	-	-	-
Partners 4th Growth Investment Fund		11,958	(13,696)	11,009	5,459	-	14,730
KTB Newlake Global Healthcare PEF		9,404	-	58	-	-	9,462
Daekwang Semiconductor Co., Ltd.		3,631	(3,738)	109	(2)	-	-
Shinhan-Neoplux Energy Newbiz Fund		14,470	1,900	(182)	-	-	16,188
Shinhan-Albatross tech investment Fund		13,322	(2,700)	2,987	1,808	-	15,417
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund(*1)		-	-	-	-	-	-
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund(*1)		-	-	-	-	-	-
VOGO Debt Strategy Qualified IV Private		8,702	(1,660)	(110)	-	-	6,932
Shinhan-Midas Donga Secondary Fund		4,752	-	(427)	-	-	4,325
ShinHan – Su Investment Venture PEF.No.1		9,968	(5,016)	1,921	-	-	6,873
Shinhan Praxis K-Growth Global Private Equity Fund		9,945	51	(195)	-	-	9,801
Credian Healthcare Private Equity Fund II		5,835	(5,835)	-	-	-	-
Kiwoom Milestone Professional Private Real Estate Trust 19		9,918	(66)	(361)	-	-	9,491
AIP EURO Green Private Real Estate Trust No.3		21,021	(675)	1,053	-	-	21,399
Shinhan Global Healthcare Fund 1(*1)		-	-	-	-	-	-
JB Power TL Investment Type Private Placement Special Asset Fund 7		16,186	(15,947)	(239)	-	-	-
KB NA Hickory Private Special Asset Fund		34,938	(3,101)	4,659	-	-	36,496
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,618	(1,204)	1,451	-	-	18,865
BNP Paribas Cardif General Insurance		3,895	177	(645)	(5)	-	3,422
Hermes Private Investment Equity Fund		6,099	-	140	-	-	6,239
KDBC-Midas Donga Global Contents Fund		1,396	-	1,743	-	-	3,139
Shinhan-Nvestor Liquidity Solution Fund		4,493	330	520	-	-	5,343
Shinhan AIM FoF Fund 1-A		8,760	98	594	-	-	9,452
IGIS Global Credit Fund 150-1		7,282	(1,937)	832	-	-	6,177

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows (continued):

		September 30, 2021
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Partner One Value up I Private Equity Fund	~~W~~	11,779	(6,933)	3,653	-	-	8,499
Genesis No.1 Private Equity Fund		80,113	290	(17,490)	-	-	62,913
Korea Omega Project Fund III		3,563	-	880	-	-	4,443
Soo Delivery Platform Growth Fund		4,068	-	256	-	-	4,324
Genesis North America Power Company No.1 PEF		16,983	(1,374)	(1,177)	-	-	14,432
Hyungje art printing(*2)		-	-	-	-	-	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		10,582	24,500	2,282	-	-	37,364
Korea Finance Security		3,055	-	(70)	-	-	2,985
Multimedia Tech Co.Ltd.(*2)		-	-	-	-	-	-
MIEL CO.,LTD.(*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		32,993	(1,561)	478	-	-	31,910
DB Epic Convertiblebond Private Trust No.2		5,785	(5,538)	(247)	-	-	-
E&Healthcare Investment Fund No.6		15,163	(3,000)	(5,712)	-	-	6,451
One Shinhan Global Fund 1		4,029	159	2,510	-	-	6,698
Kiwoom-Shinhan Innovation Fund I		15,969	(4,649)	807	-	-	12,127
Daishin-K&T New Technology Investment Fund		7,000	-	-	-	-	7,000
Midas Asset Global CRE Debt Private Fund No.6		47,389	(3,108)	2,623	-	-	46,904
Richmond Private Investment Trust No.82		15,049	(424)	642	-	-	15,267
Tiger Alternative Real Estate Professional Private5		18,499	(20,848)	2,349	-	-	-
Samchully Midstream Private Placement Special Asset Fund 5-4		28,818	(842)	(141)	-	-	27,835
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		65,616	(40,737)	995	-	-	25,874
NH-Amundi Global Infrastructure Trust 14		18,819	(1,267)	867	-	-	18,419
Jarvis Memorial Private Investment Trust 1		10,043	(523)	589	-	-	10,109
Mastern Private Private Investment Trust 68		10,010	(10,332)	322	-	-	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		35,641	(3,301)	1,568	-	-	33,908

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows (continued):

		September 30, 2021
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Milestone Private Real Estate Fund 3	~~W~~	18,528	(472)	967	-	-	19,023
IGIS Private Real Estate Investment Trust 286		8,844	(441)	332	-	-	8,735
Nomura-Rifa Private Real Estate Investment Trust 31		8,407	(555)	153	-	-	8,005
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		13,323	(3,392)	317	-	-	10,248
Hana Semiconductor New Technology Fund		24,131	(26,129)	1,998	-	-	-
J&Magnet Startup Venture Specialized Private Equity Fund		5,935	(6,330)	1,312	-	-	917
Cape IT Fund No.3		10,649	-	(235)	-	-	10,414
FuturePlay-Shinhan TechInnovation Fund 1		4,295	3,025	(114)	-	-	7,206
Stonebridge Corporate 1st Fund		3,239	-	16	-	-	3,255
Vogo Realty Partners Private Real Estate Fund V		10,827	(669)	450	-	-	10,608
Korea Credit Bureau		6,976	(90)	378	-	-	7,264
Goduck Gangil1 PFV Co., Ltd.(*1)		-	-	-	-	-	-
SBC PFV Co., Ltd.		18,208	11,375	(856)	-	-	28,727
NH-amundi global infra private fund 16		43,839	346	8,397	-	-	52,582
IMM Global Private Equity Fund		120,855	(10,462)	4,844	-	-	115,237
HANA Alternative Estate Professional Private122		29,631	(1,001)	(808)	-	-	27,822
Hanwha-Incus Plus New Technology Fund No.1		11,026	(8,284)	(2,742)	-	-	-
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7		51,210	(1,518)	174	-	-	49,866
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		286,531	(11,399)	5,950	-	-	281,082
PSA EMP Private Equity Fund		9,814	(9,755)	(59)	-	-	-
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		29,401	(2,110)	991	-	-	28,282
BRAIN DO PROFESSIONALE PRIVATE No. 27		3,441	-	887	-	-	4,328
UI Venture Fund 7th		3,279	(3,269)	(10)	-	-	-
Sparklabs-Shinhan Opportunity Fund 1		4,832	-	(137)	-	-	4,695
BNW Tech-Innovation Private Equity Fund		5,942	-	(46)	-	-	5,896

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows (continued):

		September 30, 2021
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
IGIS Real-estate Private Investment Trust No.33	~~W~~	14,099	(714)	328	-	-	13,713
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust		3,002	(3,301)	299	-	-	-
WWG Global Real Estate Investment Trust no.4		17,752	(7,520)	607	-	-	10,839
Goduck Gangil10 PFV Co., Ltd(*1)		32	-	(32)	-	-	-
Fidelis Global Private Real Estate Trust No.2		19,485	(912)	851	-	-	19,424
IGIS PRIVATE REAL ESTATE TRUST NO.331		3,765	(3,765)	-	-	-	-
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,344	(4,070)	3,068	-	-	47,342
Pebblestone CGV Private Real Estate Trust No.1		13,346	(725)	839	-	-	13,460
Shinhan AIM Real Estate Fund No.2		22,464	-	(1,076)	-	-	21,388
Shinhan AIM Real Estate Fund No.1		46,945	(3,865)	1,113	-	-	44,193
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,944	(683)	684	-	-	32,945
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,902	-	(17)	-	-	20,885
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)		6,692	13,878	(1,425)	-	-	19,145
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.1		4,845	(4,845)	-	-	-	-
Korea Omega-Shinhan Project Fund I		5,931	2,000	(687)	-	-	7,244
ST-Bonanja Food tech		1,993	-	1,484	-	-	3,477
New Green Shinhan Mezzanine Fund		4,916	(5,621)	705	-	-	-
KORAMKO-Daum Professional Private Investment Trust No.12		7,528	(7,756)	228	-	-	-
Samsung SRA Real Estate Professional Private 45		10,666	2,840	(614)	-	-	12,892
IBK Global New Renewable Energy Special Asset Professional Private2		32,349	(947)	1,538	-	-	32,940
VS Cornerstone Fund		3,464	-	(40)	-	-	3,424
Aone Mezzanine Opportunity Professional Private		9,580	(27)	(1,032)	-	-	8,521
KiwoomUnicorn3 New Technology Business Investment Fund		4,283	(3,633)	(650)	-	-	-
Multi Asset The United States Thortons Professional Private1		41,440	(41,607)	167	-	-	-
Kiwoom Milestone US Real Estate Professional Private20		51,512	(51,512)	-	-	-	-
NH-Amundi US Infrastructure Private Fund2		25,430	(297)	1,305	-	-	26,438

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

12. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows (continued):

		September 30, 2021
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
KB Distribution Private Real Estate1	~~W~~	30,698	(1,069)	1,062	-	-	30,691
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		20,712	4,162	1,220	-	-	26,094
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		29,149	(16,798)	654	-	-	13,005
Kakao-Shinhan 1st TNYT Fund		5,681	6,000	(91)	-	-	11,590
IMM Special Situation 1-2 PRIVATE EQUITY FUND		10,870	(160)	826	-	-	11,536
Pacific Private Placement Real Estate Fund No.40		11,647	(370)	545	-	-	11,822
Mastern Private Real Estate Loan Fund No.2		5,692	1,429	281	-	-	7,402
LB Scotland Amazon Fulfillment Center Fund 29		31,182	(1,734)	1,020	-	-	30,468
JR AMC Hungary Budapest Office Fund 16		12,204	(408)	307	-	-	12,103
IGIS 372 Real Estate Professional Private		56,835	(56,835)	-	-	-	-
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund		3,830	(5,624)	3,532	-	-	1,738
Future-Creation Neoplux Venture Capital Fund		3,796	(995)	38	-	-	2,839
Gyeonggi-Neoplux Superman Fund		6,399	(518)	3,978	-	-	9,859
NewWave 6th Fund		6,150	4,500	120	-	-	10,770
KTC-NP Growth Champ 2011-2 Private Equity Fund		2,853	-	1,218	-	-	4,071
Neoplux No.3 Private Equity Fund		10,295	7,758	(836)	-	-	17,217
PCC Amberstone Private Equity Fund I		22,480	(1,738)	2,522	-	-	23,264
KIAMCO POWERLOAN TRUST 4TH		43,955	222	1,124	-	-	45,301
Mastern Opportunity Seeking Real Estate Fund II		19,799	181	1,342	-	-	21,322
AION ELFIS PROFESSIONAL PRIVATE 1		5,528	-	(219)	-	-	5,309
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		4,453	-	(70)	-	-	4,383
Neoplux Market-Frontier Secondary Fund		11,545	(614)	(375)	-	-	10,556
Friend-HBA 1 New Technology Business Investment Fund		2,996	(955)	1,385	-	-	3,426
Harvest Private Equity Fund II		2,982	-	977	-	-	3,959
Synergy Green New Deal 1st New Technology Business Investment Fund		10,008	(174)	(403)	-	-	9,431

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

12. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows (continued):

		September 30, 2021
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
KAIM Real-estate Private Investment Trust 20	~~W~~	5,098	(262)	220	-	-	5,056
KIAMCO Vietnam Solar Special Asset Private Investment Trust		7,948	(1,112)	672	-	-	7,508
Daishin New Technology Investment Fund 5th		2,850	-	293	-	-	3,143
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		3,125	-	470	-	-	3,595
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		44,594	5,385	9,994	2,618	-	62,591
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		44,594	5,385	9,994	2,618	-	62,591
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		15,855	-	(905)	-	-	14,950
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		29,644	(29,644)	-	-	-	-
SHINHAN-NEO Core Industrial Technology Fund		1,979	1,980	(186)	-	-	3,773
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		21,142	6,000	567	-	-	27,709
SIMONE Mezzanine Fund No.3		2,980	-	255	-	-	3,235
Eum Private Equity Fund No.7		7,872	121	(90)	-	-	7,903
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		5,034	-	(44)	-	-	4,990
Kiwoom Hero No.4 Private Equity Fund		4,707	-	(475)	-	-	4,232
Vogo Canister Professional Trust Private Fund I		43,975	(4,037)	1,298	-	-	41,236
SW-S Fund		-	7,000	(720)	-	-	6,280
CL Buyout 1st PEF		-	13,875	(425)	-	-	13,450
Timefolio The Venture-V second		-	4,000	725	-	-	4,725
Newlake Growth Capital Partners2 PEF		-	13,000	(122)	-	-	12,878
Shinhan Smilegate Global PEF I		-	3,376	(23)	-	-	3,353
Fount Professional Investors Private Investment Trust No.3		-	5,000	179	-	-	5,179
Genesis Eco No.1 PEF		-	11,299	(206)	-	-	11,093
SHINHAN-NEO Market-Frontier 2nd Fund(*3)		-	25,620	(657)	-	-	24,963
NH-Synergy Core Industrial New Technology Fund		-	6,500	(62)	-	-	6,438

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

12. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows (continued):

		September 30, 2021
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
J& Moorim Jade Investment Fund	~~W~~	-	5,500	27	-	-	5,527
Ulmus SHC innovation investment fund		-	5,000	(56)	-	-	4,944
Mirae Asset Partners X Private Equity Fund		-	8,000	(127)	-	-	7,873
T Core Industrial Technology 1st Venture PEF		-	4,500	18	-	-	4,518
Curious Finale Corporate Recovery Private Equity Fund		-	3,438	376	-	-	3,814
TI First Property Private Investment Trust 1		-	2,981	42	-	-	3,023
BILLIONFOLD BILLIONBEAT-RV PROFESSIONAL PRIVATE		-	2,682	761	-	-	3,443
IBKC Global Contents Investment Fund		-	5,000	(38)	-	-	4,962
Nautic Smart No.6 Private Equity Fund		-	4,000	(19)	-	-	3,981
AIP Semiconductor-M3X Venture Fund No.1		-	6,000	(27)	-	-	5,973
Premier Luminous Private Equity Fund		-	7,095	(86)	-	-	7,009
Hanyang-Meritz 1 Fund		-	3,500	(9)	-	-	3,491
KNT 2ND PRIVATE EQUITY FUND		-	3,000	640	-	-	3,640
Maple Mobility Fund		-	9,265	-	-	-	9,265
AVES 1st Corporate Recovery Private Equity Fund		-	4,800	-	-	-	4,800
Daishin Newgen New Technology Investment Fund 1st		-	8,000	(17)	-	-	7,983
META ESG Private Equity Fund I		-	5,726	(48)	-	-	5,678
SWFV FUND-1		-	9,700	(18)	-	-	9,682
PHAROS DK FUND		-	4,000	(33)	-	-	3,967
Others		121,601	46,320	3,251	1	(911)	170,262
	~~W~~	2,657,768	(168,466)	95,997	8,263	(911)	2,592,651

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying amount of ‘0’ resulting from the investees’ cumulative loss.

(*2) The Group has stopped recognizing its equity method income or loss due to the investee's cumulative loss as of December 31, 2020, and the investee was excluded from the associates due to redemption of shares during the nine-month period ended September 30, 2021.

(*3) It does not involve cash flows because the acquisition was caused by account reclassification.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	52,586	-	(928)	(1,058)	-	50,600
Songrim Partners(*1)		-	-	-	-	-	-
Neoplux Technology Valuation Investment Fund (*3)		16,384	(16,171)	(213)	-	-	-
Partners 4th Growth Investment Fund		14,917	(4,474)	1,515	-	-	11,958
KTB Newlake Global Healthcare PEF		11,280	(1,950)	74	-	-	9,404
Daekwang Semiconductor Co., Ltd.		3,388	-	243	-	-	3,631
Shinhan-Neoplux Energy Newbiz Fund(*4)		7,880	5,887	703	-	-	14,470
Shinhan-Albatross tech investment Fund		8,734	4,650	(62)	-	-	13,322
Plutus-SG Private Equity Fund		4,231	(5,230)	999	-	-	-
Eum Private Equity Fund No.3		3,574	(5,621)	2,050	-	-	3
KTB Confidence Private Placement		6,067	(6,063)	(4)	-	-	-
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		4,256	(772)	(3,484)	-	-	-
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,916	(48)	(8,868)	-	-	-
VOGO Debt Strategy Qualified IV Private		9,930	(1,700)	472	-	-	8,702
Shinhan-Midas Donga Secondary Fund		3,486	1,150	116	-	-	4,752
ShinHan – Su Investment Venture PEF.No.1		4,549	1,495	3,924	-	-	9,968
Synergy-Shinhan Mezzanine New Technology Investment Fund		3,912	(4,406)	494	-	-	-
Shinhan Praxis K-Growth Global Private Equity Fund		10,302	78	(435)	-	-	9,945
Credian Healthcare Private Equity Fund II		2,377	(4,937)	8,395	-	-	5,835
Kiwoom Milestone Professional Private Real Estate Trust 19		10,407	(265)	(224)	-	-	9,918
AIP EURO Green Private Real Estate Trust No.3		20,884	(1,189)	1,326	-	-	21,021
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,964	(26,907)	3,220	-	-	2,277
Shinhan Global Healthcare Fund 1		3,209	-	128	-	(3,337)	-
JB Power TL Investment Type Private Placement Special Asset Fund 7		16,800	(1,359)	745	-	-	16,186
IBK AONE convertible 1		6,077	(6,048)	(29)	-	-	-
Rico synergy collabo Multi-Mezzanine 3		3,217	(3,221)	4	-	-	-
KB NA Hickory Private Special Asset Fund		35,930	(2,609)	1,617	-	-	34,938
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,562	(1,330)	386	-	-	18,618
BNP Paribas Cardif General Insurance		2,113	3,066	(1,244)	(40)	-	3,895
Axis Global Growth New Technology Investment Association		3,205	(2,920)	(285)	-	-	-
Hermes Private Investment Equity Fund		6,376	-	(277)	-	-	6,099
SHC ULMUS Fund No.1		3,149	(3,289)	140	-	-	-
Shinhan-Nvestor Liquidity Solution Fund		4,865	(1,004)	632	-	-	4,493
Shinhan AIM FoF Fund 1-A		7,242	1,324	194	-	-	8,760
IGIS Global Credit Fund 150-1		9,718	(4,002)	1,566	-	-	7,282

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
GX Shinhan Intervest 1st Private Equity Fund	~~W~~	33,166	(54,515)	21,349	-	-	-
Soo Delivery Platform Growth Fund		6,343	(8,474)	3,278	-	-	1,147
Partner One Value up I Private Equity Fund		11,891	(20)	(92)	-	-	11,779
Genesis No.1 Private Equity Fund		51,150	388	28,575	-	-	80,113
GMB ICT New Technology Investment Fund		7,854	(7,853)	(1)	-	-	-
Korea Omega Project Fund III		3,016	-	547	-	-	3,563
Soo Delivery Platform Growth Fund		8,922	(7,929)	3,075	-	-	4,068
Genesis North America Power Company No.1 PEF		18,275	(3,869)	2,577	-	-	16,983
Hyungje art printing (*1)		-	-	-	-	-	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		20,712	(10,794)	664	-	-	10,582
Shinhan-Rhinos 1 Fund		3,029	(1,004)	574	-	-	2,599
Pacific Private Investment Trust No.20		4,076	(1,289)	212	-	-	2,999
Susung Mezzanine project P1 Private Investment Trust		5,128	(3,613)	(170)	-	-	1,345
Korea Finance Security		3,235	-	(180)	-	-	3,055
Multimedia Tech Co.Ltd. (*1)		19	-	(19)	-	-	-
MIEL CO.,LTD. (*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		31,580	1,366	47	-	-	32,993
DB Epic Convertiblebond Private Trust No.2		5,063	202	520	-	-	5,785
PCC S/W 2nd Fund		3,001	(3,328)	327	-	-	-
E&Healthcare Investment Fund No.6		7,776	-	7,387	-	-	15,163
One Shinhan Global Fund1		4,441	-	(412)	-	-	4,029
Kiwoom-Shinhan Innovation Fund I		7,284	7,500	1,185	-	-	15,969
Daishin-K&T New Technology Investment Fund		7,057	-	(57)	-	-	7,000
Midas Asset Global CRE Debt Private Fund No.6		23,731	21,537	2,121	-	-	47,389
Richmond Private Investment Trust No.82		15,120	(855)	784	-	-	15,049
Tiger Alternative Real Estate Professional Private5		19,820	(1,376)	55	-	-	18,499
Samchully Midstream Private Placement Special Asset Fund 5-4		30,742	(968)	(956)	-	-	28,818
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		53,831	9,253	2,532	-	-	65,616
AUCTUS FITRIN Corporate Recovery Private Equity Fund		14,358	(14,484)	126	-	-	-
NH-Amundi Global Infrastructure Trust 14		18,497	(460)	782	-	-	18,819

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Pacific Private Real Estate Fund Investment Trust No.30 (*3)	~~W~~	14,816	(15,374)	558	-	-	-
Jarvis Memorial Private Investment Trust 1		10,166	(763)	640	-	-	10,043
Mastern Private Private Invetstment Trust 68		9,999	(460)	471	-	-	10,010
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		4,397	30,510	734	-	-	35,641
Milestone Private Real Estate Fund 3		17,186	(838)	2,180	-	-	18,528
IGIS Private Real Estate Investment Trust 286		9,768	(1,361)	437	-	-	8,844
Nomura-Rifa Private Real Estate Investment Trust 31		8,914	(932)	425	-	-	8,407
Lime Pricing Private Equity Fund		8,300	(8,217)	(83)	-	-	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		41,991	(29,980)	1,312	-	-	13,323
DS Solid.II Hedge Fund		4,123	(6,397)	2,274	-	-	-
Hana Semiconductor New Technology Fund		12,856	(2,557)	13,832	-	-	24,131
J&Magnet Startup Venture Specialized Private Equity Fund		5,979	(2,151)	2,107	-	-	5,935
Cape IT Fund No.3		9,967	(580)	1,262	-	-	10,649
FuturePlay-Shinhan TechInnovation Fund 1		868	3,661	(234)	-	-	4,295
Stonebridge Corporate 1st Fund		2,981	-	258	-	-	3,239
Vogo Realty Partners Private Real Estate Fund V		10,376	(566)	1,017	-	-	10,827
IL GU FARM CO.,LTD. (*1)		-	-	-	-	-	-
Korea Credit Bureau		6,812	(90)	254	-	-	6,976
Goduck Gangil1 PFV Co., Ltd. (*1)		48	-	(48)	-	-	-
SBC PFV Co., Ltd.		20,000	-	(1,792)	-	-	18,208
Sprott Global Renewable Private Equity Fund II		19,016	(18,909)	(107)	-	-	-
NH-amundi global infra private fund 16		48,158	(1,236)	(3,083)	-	-	43,839
IMM Global Private Equity Fund		28,925	90,776	1,154	-	-	120,855
HANA Alternative Estate Professional Private122		26,205	(644)	4,070	-	-	29,631
Hanwha-Incus Plus New Technology Fund No.1		5,499	-	5,527	-	-	11,026
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7		51,293	(1,613)	1,530	-	-	51,210
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		150,317	127,753	8,461	-	-	286,531
PSA EMP Private Equity Fund		9,927	(278)	165	-	-	9,814
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		29,463	(239)	177	-	-	29,401
SHBNPP Peace of Mind TDF 2035 Security Investment Trust		5,727	(5,727)	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
SHBNPP Peace of Mind TDF 2040 Security Investment Trust	~~W~~	5,729	(5,729)	-	-	-	-
BRAIN DO PROFESSIONALE PRIVATE No. 27		3,065	-	376	-	-	3,441
VISION US Muni US Local Debt Opportunities Professional Private1(*3)		9,869	(10,032)	163	-	-	-
UI Venture Fund 7th		-	3,000	279	-	-	3,279
Sparklabs-Shinhan Opportunity Fund 1		-	4,999	(167)	-	-	4,832
BNW Tech-Innovation Private Equity Fund		-	6,000	(58)	-	-	5,942
IGIS Real-estate Private Investment Trust No.33		-	13,945	154	-	-	14,099
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust.		-	3,000	2	-	-	3,002
WWG Global Real Estate Investment Trust no.4		-	16,874	878	-	-	17,752
Fidelis Global Private Real Estate Trust No.2		-	18,582	903	-	-	19,485
IGIS PRIVATE REAL ESTATE TRUST NO.331		-	3,932	(167)	-	-	3,765
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		-	45,082	3,262	-	-	48,344
Pebblestone CGV Private Real Estate Trust No.1		-	12,793	553	-	-	13,346
Shinhan AIM Real Estate Fund No.2(*2)		-	36,186	(7,652)	-	(6,070)	22,464
Shinhan AIM Real Estate Fund No.1(*2)		-	45,415	1,530	-	-	46,945
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust(*2)		-	32,258	686	-	-	32,944
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust(*2)		-	22,003	(1,101)	-	-	20,902
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)		-	7,273	(581)	-	-	6,692
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.1(*2)		-	4,859	(14)	-	-	4,845
Korea Omega-Shinhan Project Fund I		-	6,000	(69)	-	-	5,931
New Green Shinhan Mezzanine Fund		-	4,000	916	-	-	4,916
KORAMKO-Daum Professional Private Investment Trust No.12		-	6,930	598	-	-	7,528
Samsung SRA Real Estate Professional Private 45		-	10,701	(35)	-	-	10,666
IBK Global New Renewable Energy Special Asset Professional Private2		-	29,177	3,172	-	-	32,349
VS Cornerstone Fund		-	3,500	(36)	-	-	3,464
Aone Mezzanine Opportunity Professional Private		-	8,000	1,580	-	-	9,580
KiwoomUnicorn3New Technology Business Investment Fund		-	3,000	1,283	-	-	4,283

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Multi Asset The United States Thortons Professional Private1(*2)	~~W~~	-	44,202	(2,762)	-	-	41,440
Kiwoom Milestone US Real Estate Professional Private20		-	49,791	1,721	-	-	51,512
NH-Amundi US Infrastructure Private Fund2(*2)		-	24,647	783	-	-	25,430
KB Distribution Private Real Estate1(*2)		-	29,984	714	-	-	30,698
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust(*2)		-	19,968	744	-	-	20,712
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2(*2)		-	28,251	898	-	-	29,149
Kakao-Shinhan 1st TNYT Fund		-	6,000	(319)	-	-	5,681
IMM Special Situation 1-2 PRIVATE EQUITY FUND		-	10,000	870	-	-	10,870
Pacific Private Placement Real Estate Fund No.40		-	11,273	374	-	-	11,647
Mastern Private Real Estate Loan Fund No.2		-	5,740	(48)	-	-	5,692
LB Scotland Amazon Fulfillment Center Fund 29		-	30,753	429	-	-	31,182
JR AMC Hungary Budapest Office Fund 16		-	11,380	824	-	-	12,204
IGIS 372 Real Estate Professional Private		-	58,200	(1,365)	-	-	56,835
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund(*4)		-	4,058	(228)	-	-	3,830
Future-Creation Neoplux Venture Capital Fund(*4)		-	4,204	(408)	-	-	3,796
Gyeonggi-Neoplux Superman Fund(*4)		-	7,665	(1,266)	-	-	6,399
NewWave 6th Fund(*4)		-	6,242	(92)	-	-	6,150
Neoplux No.3 Private Equity Fund(*4)		-	10,825	(530)	-	-	10,295
PCC Amberstone Private Equity Fund I(*2)		-	22,066	414	-	-	22,480
KIAMCO POWERLOAN TRUST 4TH		-	43,390	565	-	-	43,955
Mastern Opportunity Seeking Real Estate Fund II		-	19,508	291	-	-	19,799
AION ELFIS PROFESSIONAL PRIVATE 1		-	5,000	528	-	-	5,528
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		-	4,500	(47)	-	-	4,453
Neoplux Market-Frontier Secondary Fund(*4)		-	10,974	571	-	-	11,545
Synergy Green New Deal 1st New Technology Business Investment Fund		-	10,000	8	-	-	10,008
KAIM Real-estate Private Investment Trust 20		-	5,000	98	-	-	5,098
KIAMCO Vietnam Solar Special Asset Private Investment Trust		-	8,150	(202)	-	-	7,948
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		-	3,125	-	-	-	3,125
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		-	44,780	(9)	(177)	-	44,594

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2	~~W~~	-	44,780	(9)	(177)	-	44,594
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		-	16,000	(145)	-	-	15,855
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		-	30,000	(356)	-	-	29,644
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	21,142	-	-	-	21,142
Eum Private Equity Fund No.7		-	7,872	-	-	-	7,872
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		-	5,034	-	-	-	5,034
Kiwoom Hero No.4 Private Equity Fund		-	4,707	-	-	-	4,707
Vogo Canister Professional Trust Private Fund I(*2)		-	43,975	-	-	-	43,975
Others		85,517	25,966	19,814	(5)	-	131,292
	~~W~~	1,452,861	1,056,238	159,533	(1,457)	(9,407)	2,657,768

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying amount of ‘0’resulting from the investees’ cumulative loss.

(*2) It does not involve cash flows because the acquisition was caused by account reclassification.

(*3) For the year ended December 31, 2020, it is incorporated into the consolidation target as the Group held control due to increased equity ratio.

(*4) For the year ended December 31, 2020, it is incorporated into the investments in associates as Shinhan Venture Investment Co., Ltd.is incorporated into the consolidation target.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

13.  Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Securities sold:
Stocks	~~W~~	361,963	387,857
Government/Local government bonds		797,683	503,920
Others		7,088	5,352
		1,166,734	897,129
Gold/silver deposits		567,376	539,565
	~~W~~	1,734,110	1,436,694

14. Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020	Reason for designation
Equity-linked securities sold	~~W~~	5,354,750	6,556,288	Combined financial instrument
Other securities sold with embedded derivatives		2,241,254	1,899,436
	~~W~~	7,596,004	8,455,724

    (*) The Group designated the financial liabilities at the initial recognition(or subsequently) in accordance with paragraph 6.7.1 of K-IFRS No. 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~7,596,004 million as of September 30, 2021. Decrease in values of the liability due to credit risk changes is ~~W~~1,623 million for the nine-month period ended September 30, 2021 and the accumulated changes in values are ~~W~~(-)4,306 million as of September 30, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

15. Debt securities issued

Debt securities issued as of September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021			December 31, 2020
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.70~8.00	~~W~~	61,401,381	0.67~8.00	~~W~~	59,816,756
Subordinated debt securities issued	2.20~4.60		4,770,125	2.20~4.60		4,370,125
Gain on fair value hedges	-		(99,371)	-		(63,652)
Discount on debt securities issued	-		(38,829)	-		(39,309)
			66,033,306			64,083,920
Debt securities issued in foreign currencies:
Debt securities issued	0.25~7.59		7,432,041	0.25~7.59		7,182,619
Subordinated debt securities issued	3.34~5.10		3,894,836	3.34~5.10		3,598,624
Loss on fair value hedges	-		192,362	-		309,880
Discount on debt securities issued	-		(45,091)	-		(40,649)
			11,474,148			11,050,474
		~~W~~	77,507,454		~~W~~	75,134,394

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

16. Defined benefit assets and liabilities

(a) Defined benefit obligations and plan assets

The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee's pension compensation benefits and service period.

Defined benefit obligations and plan assets as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Present value of defined benefit obligations	~~W~~	2,179,972	2,182,464
Fair value of plan assets		(2,133,950)	(2,138,324)
Recognized liabilities for defined benefit plan(*)	~~W~~	46,022	44,140

(*) The net defined benefit obligation of ~~W~~46,022 million as of September 30, 2021 is the net defined benefit liability of ~~W~~86,905 million less the net plan assets of ~~W~~40,883 million. In addition, the net defined benefit obligation of ~~W~~44,140 million as of December 31, 2020 is the net defined benefit liability of ~~W~~62,514 million less the net plan assets of ~~W~~18,374 million.

(b) Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021		September 30, 2020
		Three-month	Nine- month	Three- month	Nine- month
Current service costs	~~W~~	44,922	133,533	44,583	134,218
Net interest expense		(171)	44	457	1,633
Past service cost		-	282	-	-
	~~W~~	44,751	133,859	45,040	135,851

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

17.  Provisions

(a) Provisions as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Asset retirement obligations	~~W~~	67,413	65,659
Expected loss related to litigation		15,589	12,468
Unused credit commitments		305,616	305,719
Guarantee contracts issued		88,316	83,851
Financial guarantee contracts issued		63,340	61,895
Non-financial guarantee contracts issued		24,976	21,956
Others		480,398	337,039
	~~W~~	957,332	804,736

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 are as follows:

		September 30, 2021
		Unused credit commitments			Financial guarantee contracts issued			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	164,147	140,137	1,435	54,550	7,335	10	367,614
Transfer to (from) 12-month expected credit loss		56,239	(56,154)	(85)	3,412	(3,412)	-	-
Transfer to (from) lifetime expected credit loss		(12,489)	12,522	(33)	(4,234)	5,069	(835)	-
Transfer to (from) impaired financial asset		(240)	(992)	1,232	-	-	-	-
Provision(reversal)		(58,952)	56,751	(808)	(1,534)	2,867	3	(1,673)
Foreign exchange rate change		1,884	979	-	1,901	653	1	5,418
Others(*)		(337)	380	-	1,167	(4,464)	851	(2,403)
Ending balance	~~W~~	150,252	153,623	1,741	55,262	8,048	30	368,956

(*) Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

17.  Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
		Unused credit commitments			Financial guarantee contracts issued			Total
		12-months expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	132,028	119,839	11,885	68,467	5,569	811	338,599
Transfer to (from) 12-month expected credit loss		63,818	(55,295)	(8,523)	2,059	(2,059)	-	-
Transfer to (from) lifetime expected credit loss		(9,883)	11,365	(1,482)	(3,951)	3,951	-	-
Transfer to (from) impaired financial asset		(244)	(875)	1,119	-	-	-	-
Provision(reversal)		(20,377)	65,455	(1,564)	8,258	1,845	(822)	52,795
Foreign exchange rate change		(1,195)	(352)	-	(1,335)	(223)	(49)	(3,154)
OtOthers(*)		-	-	-	(18,948)	(1,748)	70	(20,626)
Ending balance	~~W~~	164,147	140,137	1,435	54,550	7,335	10	367,614

(*) Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

18. Liabilities under insurance contracts

(a) Insurance liabilities as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Policy reserve	~~W~~	54,131,732	53,391,401
Policyholder’s equity adjustment		14,128	68,829
	~~W~~	54,145,860	53,460,230

(b) Income or expenses on insurance contracts for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021		September 30, 2020
		Three-month	Nine- month	Three-month	Nine- month
Insurance income
Premium income	~~W~~	1,526,289	4,748,652	1,875,520	5,334,655
Reinsurance income		37,124	110,536	39,647	118,354
Separate account income		19,955	57,697	11,411	40,715
		1,583,368	4,916,885	1,926,578	5,493,724
Insurance expenses
Claims paid		1,270,868	4,001,092	1,271,047	4,183,082
Reinsurance expense		44,541	130,213	46,219	137,841
Provision for policy reserves(*)		284,724	737,324	544,186	1,022,836
Separate account expenses		19,954	57,696	11,412	40,715
Discount charge		320	724	304	848
Acquisition costs		180,497	520,795	196,827	599,862
Collection expenses		3,931	13,325	4,685	14,168
Deferred acquisition costs(-)		(101,884)	(309,006)	(121,126)	(365,168)
Amortization of deferred acquisition costs		105,115	320,378	103,788	306,129
		1,808,066	5,472,541	2,057,342	5,940,313

Net income(expense) on insurance	~~W~~	(224,698)	(555,656)	(130,764)	(446,589)

(*) Among the insurance contract liabilities transferred by life insurance companies, the amount of the burden includes the amount of funds.(~~W~~1,378,901 million and ~~W~~1,421,720 million for the nine-month periods ended September 30, 2021 and 2020, respectively).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

19. Equity

(a) Equity as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Capital stock:
Common stock	~~W~~	2,608,176	2,608,176
Preferred stock		361,465	361,465
		2,969,641	2,969,641

Hybrid bond		3,334,531	2,179,934

Capital surplus:
Share premium		11,352,819	11,352,924
Others		742,224	882,015
		12,095,043	12,234,939

Capital adjustments		(664,797)	(687,935)

Accumulated other comprehensive income, net of tax:
Gain (loss) on securities at fair value through other comprehensive income		(457,372)	226,811
Gain on financial assets at fair value through profit or loss (Overlay approach)		137,340	161,919
Equity in other comprehensive income of associates		8,866	4,849
Foreign currency translation adjustments for foreign operations		(119,526)	(377,061)
Net loss on valuation from cash flow hedges		(33,766)	(48,171)
Other comprehensive income(loss) of separate account		(14,145)	18,423
Remeasurements of defined benefit liability		(337,127)	(385,780)
Loss on financial liabilities measured at FVTPL attributable to changes in credit risk		(3,121)	(5,171)
		(818,851)	(404,181)

Retained earnings		30,250,289	27,777,169

Non-controlling interest(*)		2,249,888	2,287,291
	~~W~~	49,415,744	46,356,858

(*) The non-controlling interests of ~~W~~59,709 million decreased during the nine-month period ended September 30, 2021 due to the acquisition of the remaining shares of Shinhan Asset Management Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

19. Equity (continued)

(b) The details of preferred stock are as follows:

	The number of shares	Contracted dividend rate	Conversion request period(*)
Convertible preferred stock	17,482,000	4.0% per year based on issue price (non-cumulative participating)	2020.05.01~2023.04.30

(*) Preferred stocks that have not been converted for 4 years from the issuance date and until the expiration date of the period of existence are automatically converted to common stocks at the expiration date of the period of existence.

(c) Hybrid bonds

Hybrid bonds classified as other equity instruments of September 30, 2021 and December 31, 2020 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)		September 30, 2021	December 31, 2020
June 25, 2015	KRW	June 25, 2045	4.38	~~W~~	199,455	199,455
September 15, 2017	〃	-	3.77		134,683	134,683
September 15, 2017	〃	-	4.25		89,783	89,783
April 13, 2018	〃	-	4.08		134,678	134,678
April 13, 2018	〃	-	4.56		14,955	14,955
August 29, 2018	〃	-	4.15		398,679	398,679
June 28, 2019	〃	-	3.27		199,476	199,476
September 17, 2020	〃	-	3.12		448,699	448,699
March 16, 2021	〃	-	2.94		429,009	-
March 16, 2021	〃	-	3.30		169,581	-
August 13, 2018	USD	-	5.88		559,526	559,526
May 12, 2021	〃	-	2.88		556,007	-
				~~W~~	3,334,531	2,179,934

(*) Regarding the hybrid bonds issued for the nine-month period ended September 30, 2021, the cost deducted from capital is ~~W~~4,953 million.

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the controlling company has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common stocks, the agreed interest is also not paid.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

19. Equity (continued)

(d) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 are as follows:

		September 30, 2021
			Items that are or may be reclassified to profit or loss					Items that will not be reclassified to profit or loss				Total
		Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehen-sive income(loss) of separate account	Remeasure -ments of the defined benefit liability	Equity in other comprehensive income of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	146,829	161,919	4,875	(377,061)	(48,171)	18,423	(385,780)	(26)	79,982	(5,171)	(404,181)
Change due to fair value		(920,422)	(37,995)	8,266	-	-	(44,477)	-	(3)	40,827	(1,623)	(955,427)
Reclassification:
Profit or loss included in profit or loss reclassification adjustment		(105,009)	-	-	-	-	-	-	-	-	-	(105,009)
Effect of hedge accounting		-	-	-	-	(219,029)	-	-	-	-	-	(219,029)
Hedging		8,936	-	-	(81,259)	239,421	-	-	-	-	-	167,098
Effects from changes in foreign exchange rate		-	-	-	341,659	-	-	-	-	409	-	342,068
Remeasurements of the defined benefit liability		-	-	-	-	-	-	67,449	-	-	-	67,449
Deferred income tax		279,719	13,416	(4,247)	(2,678)	(5,987)	11,909	(18,431)	1	(20,509)	(777)	252,416
Transfer to other account		-	-	-	-	-	-	-	-	29,654	4,450	34,104
Non-controlling interests		2,212	-	-	(187)	-	-	(365)	-	-	-	1,660
Ending balance	~~W~~	(587,735)	137,340	8,894	(119,526)	(33,766)	(14,145)	(337,127)	(28)	130,363	(3,121)	(818,851)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

19.  Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
			Items that are or may be reclassified to profit or loss					Items that will not be reclassified to profit or loss				Total
		Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehen-sive income(loss) of separate account	Remeasure -ments of the defined benefit liability	Equity in other comprehensive income of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	233,328	71,621	8,193	(217,465)	(33,711)	14,539	(401,532)	(16)	73,142	(8,255)	(260,156)
Change due to fair value		(3,601)	125,298	(1,080)	-	-	5,358	-	(15)	(19,133)	(9,689)	97,138
Reclassification:
Profit or loss included in profit or loss reclassification adjustment		(105,274)	-	-	5,858	-	-	-	-	-	13,942	(85,474)
Effect of hedge accounting		-	-	-	-	144,750	-	-	-	-	-	144,750
Hedging		(4,395)	-	-	45,083	(164,708)	-	-	-	-	-	(124,020)
Effects from changes in foreign exchange rate		-	74	(355)	(219,306)	-	-	-	-	721	-	(218,866)
Remeasurements of the defined benefit liability		-	-	-	-	-	-	21,422	-	-	-	21,422
Deferred income tax		26,486	(35,074)	(1,883)	7,000	5,498	(1,474)	(5,610)	5	(2,573)	(1,169)	(8,794)
Transfer to other account		-	-	-	-	-	-	-	-	27,825	-	27,825
Non-controlling interests		285	-	-	1,769	-	-	(60)	-	-	-	1,994
Ending balance	~~W~~	146,829	161,919	4,875	(377,061)	(48,171)	18,423	(385,780)	(26)	79,982	(5,171)	(404,181)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won, except per share data)

19.  Equity (continued)

(e) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses including non-controlling interests as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Beginning balance	~~W~~	3,329,899	3,161,170
Planned regulatory reserve of loan losses		281,025	168,729
Ending balance	~~W~~	3,610,924	3,329,899

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021		September 30, 2020
		Three- month	Nine- month	Three-month	Nine- month
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,115,665	3,559,444	1,144,692	2,950,202
Provision for regulatory reserve for loan losses		(91,595)	(280,389)	(66,910)	(32,874)
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	1,024,070	3,279,055	1,077,782	2,917,328
Basic and diluted earnings per share adjusted for regulatory reserve in Korean won(*)	~~W~~	1,849	5,975	2,138	5,811

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won, except per share data)

19.  Equity (continued)

(f) Treasury stock

The changes in treasury stock during the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 is as follows:

	September 30, 2021			December 31, 2020 (*)
	Number of share		Carrying value	Number of share		Carrying value
Beginning balance	704,796	~~W~~	28,215	13,882,062	~~W~~	600,000
Acquisition	2,425		79	5,049,594		150,467
Disposal	700,870		(28,067)	13,191,202		(572,252)
Redemption	-		-	5,035,658		(150,000)
Ending balance	6,351	~~W~~	227	704,796	~~W~~	28,215

(*) Changes in equity shares due to the exchange of shares with Orange Life Insurance Co., Ltd. and Shinhan Venture Investment Co., Ltd. are included in the acquisition and disposal for treasury stock. Shares of Shinhan Financial Group Co., Ltd. owned by Orange Life Insurance Co., Ltd. and Shinhan Venture Investment Co., Ltd. are included in treasury stocks.

(g) Dividends

i) By resolutions of the general meeting of stockholders, the annual dividends declared and paid by the controlling company to the shareholders of the Company in respect of the year ended December 31, 2020 are as follows:

		September 30, 2021
Common stock (~~W~~1,500 per share)	~~W~~	773,839
Convertible preferred stock (~~W~~1,716 per share)		29,999
	~~W~~	803,838

ii) Interim dividends paid by the controlling company for the nine-month period ended September 30, 2021 are as follows:

Dividend base date			September 30, 2021
On June 30, 2021	Common stock (~~W~~300 per share)	~~W~~	154,978
	Convertible preferred stock (~~W~~300 per share)		5,245
		~~W~~	160,223

The Group has amended the articles of association by resolutions of the general meeting of stockholders on March 25, 2021 and the Group has been offering interim dividends since the second quarter of 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

20. Net interest income

Net interest income for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021		September 30, 2020
		Three-month	Nine- month	Three-month	Nine- month
Interest income:
Cash and due from banks at amortized cost	~~W~~	19,318	64,137	27,578	107,146
Due from banks at fair value through profit or loss		317	974	1,024	13,042
Securities at fair value through profit or loss		157,742	488,817	170,804	570,218
Securities at fair value through other comprehensive income		224,207	653,588	221,081	730,292
Securities at amortized cost		274,390	810,005	268,767	804,511
Loans at amortized cost		2,986,877	8,717,686	2,862,240	8,863,804
Loans at fair value through profit or loss		10,656	28,345	21,036	57,165
Others		18,139	53,896	19,811	62,930
		3,691,646	10,817,448	3,592,341	11,209,108
Interest expense:
Deposits		526,132	1,560,289	657,093	2,253,657
Borrowings		91,916	237,826	87,680	344,303
Debt securities issued		334,922	1,022,655	381,141	1,195,665
Others		13,604	40,781	13,761	53,269
		966,574	2,861,551	1,139,675	3,846,894

Net interest income	~~W~~	2,725,072	7,955,897	2,452,666	7,362,214

21. Net fees and commission income

Net fees and commission income for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021		September 30, 2020
		Three-month	Nine- month	Three-month	Nine- month
Fees and commission income:
Credit placement fees	~~W~~	15,303	57,549	20,631	74,821
Commission received for electronic charge receipt		36,251	111,950	35,302	106,190
Brokerage fees		135,095	459,052	165,383	407,776
Commission received as agency		36,905	111,897	33,707	107,399
Investment banking fees		46,704	123,865	40,103	96,766
Commission received for foreign exchange activities		63,240	194,050	60,333	173,472
Trust management fee		75,188	229,327	59,752	180,105
Credit card fees		296,243	886,145	298,131	904,455
Operating lease fees		94,484	262,242	65,851	172,016
Others		174,728	663,522	207,388	606,582
		974,141	3,099,599	986,581	2,829,582
Fees and commission expense:
Loan-related		8,587	26,832	10,701	32,552
Credit card fees		212,665	621,014	212,672	645,818
Others		138,903	433,679	138,054	396,199
		360,155	1,081,525	361,427	1,074,569

Net fees and commission income	~~W~~	613,986	2,018,074	625,154	1,755,013

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

22. Provision(reversal) for allowance for credit loss

Provision(reversal) for credit loss allowance on financial assets for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021		September 30, 2020
		Three-month	Nine- month	Three-month	Nine- month
Allowance provided:
Loans at amortized cost	~~W~~	(195,876)	(520,195)	(236,845)	(864,577)
Other financial assets at amortized cost		(11,778)	(35,721)	(30,087)	(123,853)
Securities at fair value through other comprehensive income		(2,584)	(4,586)	(863)	(4,050)
Unused credit commitment and financial guarantee		-	-	12,414	(35,274)
Securities at amortized cost		(95)	(1,022)	(375)	(1,800)
		(210,333)	(561,524)	(255,756)	(1,029,554)
Allowance reversed:
Unused credit commitment and financial guarantee		1,249	1,673	-	-
	~~W~~	(209,084)	(559,851)	(255,756)	(1,029,554)

23. General and administrative expenses

General and administrative expenses for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021		September 30, 2020
		Three-month	Nine-month	Three-month	Nine-month
Employee benefits:
Salaries	~~W~~	773,689	2,342,663	740,834	2,185,411
Severance benefits:		52,318	158,101	52,426	159,082
Defined contribution		9,396	29,044	8,901	27,533
Defined benefit		42,922	129,057	43,525	131,549
Termination benefits		734	66,559	628	1,957
		826,741	2,567,323	793,888	2,346,450

Entertainment		8,458	24,870	8,305	22,937
Depreciation		124,575	362,949	117,026	361,839
Amortization		32,987	108,877	30,608	90,802
Taxes and dues		35,647	142,644	44,931	150,268
Advertising		69,384	158,556	57,582	152,650
Research		6,857	18,447	4,814	14,698
Others		191,572	548,476	199,050	585,765
	~~W~~	1,296,221	3,932,142	1,256,204	3,725,409

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won, except per share data)

24.  Share-based payments

The share-based payments held by the Group as of September 30, 2021 are as follows:

(a) Stock options granted as of September 30, 2021 are as follows:

7th grant

Type	Cash-settled share-based payment

Grant date	March 19, 2008

Exercise price in won	~~W~~49,053

Number of shares granted	808,700

Options’ expiry dates	September 17, 2021

Changes in number of shares granted:
Beginning balance	36,162
Exercised and cancelled	36,162
Ending balance	-

Fair value per share in won	Expiration of contractual exercise period Sep 17, 2021

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

24.  Share-based payments (continued)

(b) Performance shares granted as of September 30, 2021 are as follows:

	Expired	Not expired

Type	Cash-settled share-based payment

Performance conditions(*1)	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested at September 30, 2021	129,120	2,191,842

Fair value per share in won(*2)	~~W~~40,580, ~~W~~44,222, ~~W~~33,122 for the expiration of exercising period from 2018 to 2020	~~W~~40,400

(*1) Starting with the shares provided since 2020, Shinhan Financial Group and subsidiaries related to banking segment will apply relative stock price linked (20.0%), management index (60.0%) and prudential index (20.0%).

(*2) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

24.  Share-based payments (continued)

(c) Share-based compensation costs for the nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
7th	~~W~~	(1)	(1)	(2)
Performance share		4,335	33,164	37,499
	~~W~~	4,334	33,163	37,497

		September 30, 2020
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
6th	~~W~~	(1)	(4)	(5)
7th		(17)	(24)	(41)
Performance share		(1,686)	(15,341)	(17,027)
	~~W~~	(1,704)	(15,369)	(17,073)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

24.  Share-based payments (continued)

(d) Accrued expenses and the intrinsic value as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021
		Accrued expenses(*)
		The controlling company	The subsidiaries	Total
Performance share	~~W~~	10,647	82,763	93,410

(*) All stock options have expired as of September 30, 2021. The fair value was considered as intrinsic value for performance shares, respectively.

		December 31, 2020
		Accrued expenses(*)
		The controlling company	The subsidiaries	Total
Stock options granted:
7th	~~W~~	1	1	2
Performance share		7,201	60,241	67,442
	~~W~~	7,202	60,242	67,444

(*) The intrinsic value of share-based payments is ~~W~~67,442 million as of December 31, 2020. For calculating, the quoted market price ~~W~~32,050 per share is used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

25. Income tax expense

Income tax expense for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021		September 30, 2020
		Three-month	Nine-month	Three-month	Nine-month
Current income tax expense	~~W~~	410,774	1,176,370	414,313	936,831
Deferred income tax due to origination and reversal		(56,642)	(133,157)	(16,094)	222,563
Income tax recognized in other comprehensive income		48,469	237,884	(3,068)	(99,014)
Income tax expenses	~~W~~	402,601	1,281,097	395,151	1,060,380

Effective tax rate	%	26.07	26.05	25.30	26.06

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

26. Earnings per share

Basic and diluted earnings per share for the three-month nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021		September 30, 2020
		Three- month	Nine-month	Three-month	Nine-month
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,115,665	3,559,444	1,144,692	2,950,202
Less:
Dividends to hybrid bond		(36,787)	(88,074)	(29,171)	(70,065)
Net profit available for common stock	~~W~~	1,078,878	3,471,370	1,115,521	2,880,137

Weighted average number of common stocks outstanding (*)		534,075,204	534,041,437	490,549,779	489,972,159

Basic and diluted earnings per share in Korean won	~~W~~	2,020	6,500	2,274	5,878

(*) The number of basic ordinary shares outstanding is 516,599,554 shares and the above weighted- average stocks are calculated by reflecting the changes in treasury stocks for the nine-month period ended September 30, 2021 and 17,482,000 shares of convertible preferred shares issued on May 1, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

27. Commitments and contingencies

(a) Guarantees and purchase commitments as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Guarantees and commitments:
Outstanding guarantees	~~W~~	10,532,893	10,249,827
Contingent guarantees		4,445,921	3,433,953
ABS and ABCP purchase commitments		1,252,063	1,604,958
		16,230,877	15,288,738
Commitments to extend credit:
Loan commitments in won		81,314,707	80,598,639
Loan commitments in foreign currency		19,989,219	19,319,903
Other purchase commitments		91,046,009	87,718,227
		192,349,935	187,636,769
Endorsed bills:
Secured endorsed bills		5,781	1,650
Unsecured endorsed bills		9,822,271	7,324,559
		9,828,052	7,326,209

	~~W~~	218,408,864	210,251,716

(b) Legal contingencies

As of September 30, 2021, the Group is involved with 625 pending lawsuits as a defendant with total litigation fee of ~~W~~406,205 million.

As of September 30, 2021, the Group has recognized ~~W~~ 15,589 million and ~~W~~ 3,516 million as amount of litigation value for lawsuits determined to be lost in the first trial, respectively, as other provisions and payment reserves. Other than litigation recognized as provisions, etc., the outcome of the lawsuits is not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

(c) The Group entered into an agreement with Asia Trust Co., Ltd. to acquire remaining stake (60% of its total shares) in the Group.  In accordance with the agreement, the Group has the right to purchase shares held by the shareholders of Asia Trust Co., Ltd. In response, the shareholders of Asia Trust Co., Ltd. have the right to demand the Group to purchase the shares.

(d) As a Prime Brokerage Service operator, the Group entered into a total return swap agreement (TRS, derivatives that exchange profits and losses from underlying assets such as stocks, bonds and funds) with a fund operated by Lime Asset Management ("Lime Fund"). Through TRS with the Group, the Lime Fund invested approximately $200 million in IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund-FX Hedged ("IIG Fund") from May 2017 to September 2017. The Group invested the IIG Fund in LAM Enhanced Finance III L.P. ("LAM III Fund") in kind and acquired the LAM III Fund's beneficiary certificates in accordance with the management instructions of Lime Asset Management in 2019. The recoverable value of the LAM III Fund beneficiary certificates is affected by the recoverable value of the IIG Fund invested in kind.

Meanwhile, IIG Fund received cancellation of registration and asset freeze from the US Securities and Exchange Commission in November 2019. The Financial Supervisory Service (FSS) announced in its interim inspection of Lime Fund in February 2020 that the Group is charged of being involved in poor concealment and fraud of Lime Fund while operating TRSs with Lime Fund, and a related prosecution investigation has been under way since then.

Regarding the Group, Lime Trade Financial Fund and other related sanctions have been partially confirmed (Shinhan Investment Corp. having been banned from sale of new private equity funds, etc) or are being voted and deliberated on by Financial Supervisory Service Sanctions Review Committee or Financial Services Commission (Securities Futures Commission).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

27.  Commitments and contingencies (continued)

Regarding the Lime Trade Financial Fund and etc, the Financial Supervisory Service Sanctions Review Committee or the Financial Services Commission Securities Futures Commission has voted on or is deliberating on institutional sanctions for the Group.

The prosecution arrested and indicted the former director of Prime Brokerage Services for fraud charges and violation of the Capital Market and Financial Investment Services Act. In addition, the courts of first and second trials have both convicted. The former director of Prime Brokerage Services submitted an appeal and is currently pending in the Supreme Court.

The prosecution indicted the Group by applying dual liability with the former director of Prime Brokerage Services on January 22, 2021 for violating ‘Financial Investment Services and Capital Markets Act’. It is expected that the criminal trial will determine whether the Group is legally responsible or not. The Group has determined the present obligation that the Group may liable for the charge of involvement in the fraud is not significant.

As of September 30, 2021, there is a dispute between companies over some beneficiary certificates acquired under the management order of Lime Asset Management.

Considering the board resolutions and the results of the Financial Supervisory Service's dispute settlement committee, the Group has been completed or will be carried out the compensation and liquidity supply for some of the Lime Fund sales in the future.

(e) The Group sold approximately ~~W~~390.7 billion of German Heritage DLS trust products from May 2017 to December 2018. As of September 30, 2021, the repayment of ~~W~~379.9 billion has been delayed. Accordingly, the supervisory authorities are conducting an inspection on the incomplete sale of trust products. Employees and institutional sanctions against the Group was partially finalized (Shinhan Investment Corp. having been banned from signing new contracts for specific money trust for six months, etc.)by the Financial Services Commission on November 12, 2021.

(f) The Group has sold Gen2 related trust instruments from May 2014 to November 2019. As of September 30, 2021, approximately ~~W~~373.8 billion, expired amount, of ~~W~~420.0 billion, outstanding balance, is suspended from redemption and delayed in repayment.

(g) The Group is responsible for the completion guarantee when the contractor fails to fulfill the completion guarantee. The Group bears the obligation to compensate the loan financial institution for damages when the Group fails to fulfill the completion guarantee. Now, Completion Guarantee Management Type Land Trust Project is currently underway (121 cases other than the new residential and commercial apartment project in Samseong-dong, Gangnam-gu, Seoul (excluding completed business sites)). As of September 30, 2021, the total PF loan amount of PF loan financial institutions invested in the Completion Guarantee Management Type Land Trust Project is ~~W~~ 3.7758 trillion. The amount of compensation for the Group will be decided after determining whether it is a damage caused by the Group that fails the completion guarantee. As of September 30, 2021, due to the progress of the ongoing project, the risk that the Group will bear the obligation for completion guarantee is not significant. In addition, it is not reflected in the financial statements because the amount of loss cannot be measured reliably as of September 30, 2021. The Group has a plan to continuously monitor the progress of each business site.

28. Statement of cash flows

Cash and cash equivalents in the consolidated statements of cash flows as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Cash and due from banks at amortized cost	~~W~~	31,333,766	33,420,549
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(1,472,031)	(2,488,156)
Restricted due from banks		(16,929,824)	(21,969,411)
		(18,401,855)	(24,457,567)
	~~W~~	12,931,911	8,962,982

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

29. Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with K-IFRS No.1024, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation group and related parties as the scope of related parties. The amount of profit and loss, bond and debt balance between the Group and the related parties are disclosed. For details of the associates and joint ventures, refer to ‘Note 12’

(a) Balances with the related parties as of September 30, 2021 and December 31, 2020 are as follows:

Related party	Account		September 30, 2021	December 31, 2020
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	63	76
〃	Credit card loans		130	81
〃	Deposits		10,689	13,941
Partners 4th Growth Investment Fund	Deposits		3,147	2,802
BNP Paribas Cardif General Insurance	Credit card loans		17	21
〃	Other provisions		1	-
〃	Deposits		2,939	41
Dream High Fund Ⅲ	Deposits		4	4
Credian Healthcare Private Equity Fund II(*)	Deposits		-	2
Midas Dong-A Snowball Venture Fund 2	Deposits		350	1,739
Eum Private Equity Fund No.3(*)	Deposits		-	20
Incorporated association Finance Saving Information Center	Deposits		18	7
Nomura investment property trust No.19	Loans		-	11,976
〃	Other assets		-	44
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets		297	1,160
Korea Finance Security	Deposits		760	568
SHINHAN-CORE TREND GLOBAL FUND 1	Unearned revenue		44	16
Hermes Private Investment Equity Fund	Deposits		354	352
Korea Credit Bureau	Deposits		-	2,088
Goduck Gangil1 PFV Co., Ltd.	Loans		12,000	24,000
〃	ACL		(36)	(71)
SBC PFV Co., Ltd.	Deposits		5,728	8,011
Sprott Global Renewable Private Equity Fund I	Deposits		197	258
IMM Global Private Equity Fund	Loans		800	800
〃	ACL		(2)	(2)
〃	Deposits		32,388	10,820
Goduck Gangil10 PFV Co., Ltd.	Loans		10,000	9,400
〃	ACL		(20)	(19)
〃	Deposits		1,712	2,718
Shinhan Global Healthcare Fund 2	Deposits		1	1
One Shinhan Global Fund 1	Unearned revenue		-	122
IGIS PRIVATE REAL ESTATE TRUST NO.331(*)	Loans		-	9,919
〃	Accrued income		-	121
〃	Unearned revenue		-	22
COSPEC BIM tech(*)	Loans		-	151
〃	ACL		-	(95)
〃	Deposits		-	1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

29.  Related parties

(a) Balances with the related parties as of September 30, 2021 and December 31, 2020 are as follows (continued):

Related party	Account		September 30, 2021	December 31, 2020
Investments in associates (continued):
IMM Special Situation 1-2 PRIVATE EQUITY FUND	Deposits	~~W~~	86	117
EDNCENTRAL Co.,Ltd.	Loans		19,503	19,450
〃	Accrued income		6	9
〃	Unearned revenue		176	578
KoFC-Neoplux R&D-Biz Creation 2013-1 Investment	Account receivables		1,065	2,823
Future-Creation Neoplux Venture Capital Fund	Account receivables		3,863	4,137
Neoplux Market-Frontier Secondary Fund	Account receivables		702	1,630
Gyeonggi-Neoplux Superman Fund	Account receivables		487	186
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		770	25
SHINHAN-NEO Core Industrial Technology Fund	Account receivables		129	3
KTC-NP Growth Champ 2011-2 Private Equity Fund	Account receivables		4,505	4,528
Neoplux No.3 Private Equity Fund	Account receivables		548	748
NV Station Private Equity Fund	Deposits		41	100
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45	Unearned revenue		7	76
IGIS Private Real Estate Investment Trust 286	Other loans		-	436
Genesis North America Power Company No.1 PEF	Other loans		-	2,171
Korea Digital Asset Custody	Deposits		576	-
SW-N Fund	Deposits		115	-
Shinhan Smilegate Global PEF I	Unearned revenue		110	-
WaveTechnology co.Ltd	Deposits		199	-
SHINHAN-NEO Market-Frontier 2nd Fund	Account receivables		342	-
iPIXEL Co.,Ltd.	Loans		71	-
〃	Deposits		988	-
CJL No.1 Private Equity Fund	Deposits		949	-
NewWave 6th Fund	Account receivables		11	-
Key management personnel and their immediate relatives:	Loans		5,500	5,144
	Assets		60,751	98,852
	Liabilities	~~W~~	61,579	44,404

(*) Excluded from the associates due to disposal and liquidation for the nine-month period ended September 30, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

29. Related parties (continued)

(b) Transactions with the related parties for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

Related party	Account		September 30, 2021		September 30, 2020
			Three-month	Nine-month	Three-month	Nine-month
Investments in associates
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	810	2,342	728	2,460
〃	Provision for credit losses		-	-	(4)	-
〃	Interest expense		(3)	(10)	-	-
〃	Other operating expense		-	-	(1)	(1)
〃	General and administrative expenses		-	(1)	(1)	(3)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		-	180	90	270
BNP Paribas Cardif General Insurance	Fees and commission income		3	8	4	8
〃	Other operating income		-	-	94	333
SM New Technology Business Investment Fund I (*1)	Fees and commission income		-	187	-	-
Partners 4th Growth Investment Fund	Interest expense		(2)	(7)	(1)	(3)
KDBC Midas Dong-A Snowball Venture Fund No.2	Interest expense		-	-	(1)	(1)
Shinhan-Albatross Technology Investment Fund	Fees and commission income		-	129	-	54
Synergy-Shinhan Mezzanine New Technology Investment Fund (*2)	Fees and commission income		-	-	1	47
Shinhan-Midas Dong-A Secondary Venture Fund	Fees and commission income		53	115	1	63
GX Shinhan interest 1st Private Equity Fund (*2)	Fees and commission income		-	-	202	454
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		90	271	1	181
SHC ULMUS Fund No.1(*2)	Fees and commission income		-	-	1	39
Shinhan-PS Investment Fund No.1	Fees and commission income		5	15	-	10
Nomura investment property trust No.19	Interest income		-	-	133	394
BNPMAIN investment trust No.3	Fees and commission income		296	629	678	2,020
KOREA FINANCE SECURITY	Fees and commission income		1	6	3	8
ShinHan – Soo Young Entrepreneur Investment Fund	Fees and commission income		-	67	-	138
Shinhan-Rhinos 1 Fund	Fees and commission income		-	47	-	64
SHINHAN-CORE TREND GLOBAL FUND1	Fees and commission income		27	79	27	73
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		61	180	58	179
One Shinhan Global Fund1	Fees and commission income		48	122	(32)	322

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

Open-Shinhan Portfolio Investment Association No. 1	Fees and commission income		59	59	59	59
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		57	184	1	108
Korea Credit Bureau	Fees and commission income	~~W~~	6	12	3	10
〃	Interest expense		-	(9)	(6)	(7)
Goduck Gangil1 PFV Co., Ltd	Interest expense		176	635	230	684
〃	Allowance for credit losses		(1)	(1)	-	-
SBC PFV Co., Ltd	Interest expense		(1)	(5)	-	(3)
IMM Global Private Equity Fund	Interest income		5	17	6	19
〃	Interest expense		(10)	(19)	(1)	(10)
Goduck Gangil10 PFV Co., Ltd	Interest income		74	215	71	228
〃	Fees and commission income		-	-	-	1,435
〃	Interest expense		(3)	(4)	(1)	(4)
〃	Reversal(provision)of credit losses		12	36	-	(21)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

29.  Related parties (continued)

(b) Transactions with the related parties for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows (continued):

Related party	Account	September 30, 2021		September 30, 2020
		Three-month	Nine-month	Three-month	Nine-month
Investments in associates
IGIS PRIVATE REAL ESTATE TRUST NO.331(*1)	Interest income	-	-	377	500
〃	Other expense	-	-	(218)	(218)
〃	Fees and commission income	-	-	353	353
COSPEC BIM tech (*1)	Interest income	-	41	-	-
〃	Reversal(provision)of credit losses	-	95	-	(20)
Korea Omega Project Fund III	Fees and commission income	46	135	-	40
New Green Shinhan Mezzanine Fund (*1)	Fees and commission income	314	334	1	41
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income	51	151	-	72
EDNCENTRAL Co.,Ltd	Interest income	303	858	267	267
〃	Other expense	-	-	(90)	(90)
〃	Fees and commission income	311	578	96	96
Kakao-Shinhan 1st TNYT Fund	Fees and commission income	96	289	-	-
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund	Interest income	-	1	-	-
〃	Fees and commission income	2,762	2,878	-	-
Future-Creation Neoplux Venture Capital Fund	Interest income	8	22	-	-
〃	Fees and commission income	77	230	-	-
Neoplux Market-Frontier Secondary Fund	Fees and commission income	238	722	-	-
Gyeonggi-Neoplux Superman Fund	Fees and commission income	166	462	-	-
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income	257	755	-	-
NewWave 6th Fund	Fees and commission income	303	908	-	-
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income	124	373	-	-
KTC-NP Growth Champ 2011-2 Private Equity Fund	Interest income	7	19	-	-
Neoplux No.3 Private Equity Fund	Fees and commission income	548	2,059	-	-
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45	Fees and commission income	30	76	-	-
Shinhan Smilegate Global PEF I	Fees and commission income	61	127	-	-
SHINHAN-NEO Market-Frontier 2nd Fund	Fees and commission income	513	1,514	-	-
Korea Digital Asset Custody	Interest expense	-	(1)	-	-
SWK-Shinhan New Technology Investment Fund 1st	Fees and commission income	15	26	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

Ulmus SHC innovation investment fund	Fees and commission income		23	39	-	-
iPIXEL Co.,Ltd.	Interest income		1	1	-	-
CJL No.1 Private Equity Fund	Interest expense		(1)	(1)	-	-
Reverent-Shinhan Vista Fund	Fees and commission income		90	90	-	-
Key management personnel and their immediate relatives
	Interest income		54	84	29	96
		~~W~~	8,160	18,344	3,158	10,744

(*1) Excluded from the associates due to disposal and liquidation for the nine-month period ended September 30, 2021.

(*2) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

29.  Related parties (continued)

(c) Key management personnel compensation

Key management personnel compensation for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

		September 30, 2021		September 30, 2020
		Three- month	Nine- month	Three- month	Nine- month
Short-term employee benefits	~~W~~	4,480	14,866	4,945	13,423
Severance benefits		169	523	171	465
Share-based payment transactions(*)		3,276	12,956	610	(936)
	~~W~~	7,925	28,345	5,726	12,952

(*) The expenses of share-based payment transactions are the remuneration expenses during the vesting period.

(d) The guarantees and purchase agreement provided between the related parties as of September 30, 2021 and December 31, 2020 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		September 30, 2021	December 31, 2020	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	~~W~~	10,000	10,000	Unused loan limit
Shinhan Card	BNP Paribas Cardif Life Insurance		870	919	Unused credit line
〃	BNP Paribas Cardif General Insurance		233	229	Unused credit line
Shinhan Financial Group Co.,Ltd. and Subsidiaries	Structured entities		127,855	135,459	Purchase agreement
			138,958	146,607

(e) Details of collaterals provided by the related parties as of September 30, 2021 and December 31, 2020 are as follows:

Provided to	Provided by	Pledged assets		September 30, 2021	December 31, 2020
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	12,000	12,000
	Hyungje art printing	Machinery and equipment		-	120
	Goduck Gangil1 PFV Co., Ltd.	Collateral trust		-	28,800
	Goduck Gangil10 PFV Co., Ltd.	Collateral trust		-	13,000
	MSTEEL co.Ltd	Real estate		5,419	-
	iPIXEL Co.,Ltd.	Electronic credit guarantee		190	-
Total			~~W~~	17,609	53,920

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

29.  Related parties (continued)

(f) Details of significant loan transactions with related parties for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020 are as follows:

			September 30, 2021
Classification	Company		Beginning	Execution	Collection	Others(*)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,973	-	-	(93)	11,880
	IGIS PRIVATE REAL ESTATE TRUST NO.331		9,688	-	(9,769)	81	-
	EDNCENTRAL Co.,Ltd.		19,381	-	-	123	19,504
	Goduck Gangil1 PFV Co., Ltd.		24,000	-	(8,250)	-	15,750
	Goduck Gangil10 PFV Co., Ltd.		9,400	200	-		9,600
	IMM Global Private Equity Fund		800	-	-	-	800
	COSPEC BIM tech		151	-	-	(151)	-
	iPIXEL Co.,Ltd.		-	71	-	-	71
Total		~~W~~	75,393	271	(18,019)	(40)	57,605

(*) The effect of changes in credit loss allowance is included.

			December 31, 2020
Classification	Company		Beginning	Execution	Collection	Others(*1)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,973	-	-	-	11,973
	IGIS PRIVATE REAL ESTATE TRUST NO.331		-	10,000	-	(312)	9,688
	EDNCENTRAL Co.,Ltd.		-	20,000	-	(619)	19,381
	Goduck Gangil1 PFV Co., Ltd.		24,000	-	-	-	24,000
	Goduck Gangil10 PFV Co., Ltd.		-	28,200	(18,800)	-	9,400
	IMM Global Private Equity Fund		800	-	-	-	800
	COSPEC BIM tech(*2)		-	-	-	151	151
Total		~~W~~	36,773	58,200	(18,800)	(780)	75,393

(*1) The effect of changes in allowance for credit loss is included.

(*2) For the year ended December 31, 2020, it is incorporated as a related party, and the balance as of December 31, 2020 has been marked.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

30. Interests in unconsolidated structured entities

(a)The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, investment funds and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021	December 31, 2020
Total assets:
Asset-backed securitization	~~W~~	306,265,817	253,958,036
Structured financing		281,680,918	257,475,395
Investment fund		266,011,675	203,863,889
	~~W~~	853,958,410	715,297,320

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

30. Interests in unconsolidated structured entities (continued)

(b) Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets on the consolidated financial statement:
Loans measured at fair value through profit or loss	~~W~~	-	229,126	31,550	260,676
Loan at amortized cost		550,919	13,404,909	64,785	14,020,613
Securities at fair value through profit or loss		4,178,892	267,114	15,190,645	19,636,651
Derivative assets		3,123	15,698	-	18,821
Securities at fair value through other comprehensive income		2,630,528	148,197	-	2,778,725
Securities at amortized cost		6,450,833	-	-	6,450,833
Other assets		70	161,509	334,358	495,937
	~~W~~	13,814,365	14,226,553	15,621,338	43,662,256
Liabilities on the consolidated financial statement:
Derivate liabilities	~~W~~	3,447	21	-	3,468
Other liabilities		177	18,719	-	18,896
	~~W~~	3,624	18,740	-	22,364

		December 31, 2020
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets on the consolidated financial statement:
Loans measured at fair value through profit or loss	~~W~~	10,007	396,006	-	406,013
Loan at amortized cost		882,708	11,631,322	80,166	12,594,196
Securities at fair value through profit or loss		4,703,527	200,966	9,403,611	14,308,104
Derivate assets		10,353	1,050	-	11,403
Securities at fair value through other comprehensive income		2,105,239	122,664	-	2,227,903
Securities at amortized cost		6,294,228	-	-	6,294,228
Other assets		2,019	59,980	4,936	66,935
	~~W~~	14,008,081	12,411,988	9,488,713	35,908,782
Liabilities on the consolidated financial statement:
Derivative assets	~~W~~	582	-	-	582
Other liabilities		2,610	21,421	-	24,031
	~~W~~	3,192	21,421	-	24,613

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

30.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

ii) Maximum exposure to risk relating to its interests in unconsolidated structured entities as of September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	13,814,365	14,226,553	15,621,338	43,662,256
Purchase agreement		896,843	-	1,287,382	2,184,225
Unexecuted credit		403,516	987,687	-	1,391,203
Guarantees		101,100	5,550	-	106,650
Others		-	118,943	-	118,943
	~~W~~	15,215,824	15,338,733	16,908,720	47,463,277

		December 31, 2020
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	14,008,081	12,411,988	9,488,713	35,908,782
Purchase agreement		932,113	2,300	1,923,035	2,857,448
Unexecuted credit		618,030	707,860	-	1,325,890
Guarantees		87,293	-	-	87,293
Others		-	123,210	5,887	129,097
	~~W~~	15,645,517	13,245,358	11,417,635	40,308,510

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

31. Business combination

(a) Shinhan Venture Investment Co., Ltd.

i) General information

As of September 29, 2020, the Group gained control of Neoplux Co., Ltd. as a subsidiary by acquiring a 96.77% (97.08% stake of voting rights) stake and reporting to the Financial Services Commission about the transfer of subsidiary. As of December 30, 2020, the Group acquired the remaining shares, and Neoplux Co., Ltd. became a wholly owned subsidiary of the Group. Also, the name is changed from Neoplux Co., Ltd. to Shinhan Venture Investment Co., Ltd. The main reason for business combination is to promote investment financing and secure new business opportunities in the investment banking sector.

ii) Identifiable net assets

Fair values of assets acquired and liabilities assumed as of acquisition date are as follows:

		Amount(*1)
Assets:
Cash and due from banks at amortized cost	~~W~~	179
Investment assets in the long-term		463
Venture capital investment assets		38,800
Private equity investment company investment assets		12,230
Property and equipment		835
Intangible assets(*2)		1,254
Other assets(*3)		18,911
		72,672
Liabilities:
Borrowings		9,000
Other liabilities		4,804
		13,804
Fair value of the identifiable net assets	~~W~~	58,868

(*1) The accounting for the acquisition of Shinhan Venture Investment Co., Ltd. has determined using the identifiable assets and liabilities recognized by Shinhan Venture Investment Co., Ltd. at the time of business combination.

(*2) The contract balance recognized as a business combination includes ~~W~~ 793 million. The contract balance that Shinhan Venture Investment Co., Ltd. has is considered an important asset that can generate additional revenue in the future. Therefore, it is assessed at fair value through the Multi-period Excess Earning Method.

(*3) During the business combination, the Group has acquired receivables of which the fair value is ~~W~~ 15,803 million, and the total contract amount is ~~W~~ 15,803 million. There is no contractual cash flow that is not expected to be recovered from the receivables.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

31. Business combination (continued)

(a) Shinhan Venture Investment Co., Ltd. (continued)

iii) Goodwill

Goodwill recognized as a result of business combination is as follows:

		Amount
Consideration paid in cash	~~W~~	71,128
Fair value of identifiable net assets		(58,868)
Non-controlling interests(*)		1,718
Goodwill	~~W~~	13,978

(*) For the year ended December 31, 2020, the non-controlling interests for Shinhan Venture Investment Co., Ltd. are measured at proportionate shares of non-controlling interests in the acquiree's identifiable net assets for Shinhan Venture Investment Co., Ltd. At the business combination, the goodwill is generated because the transfer price includes the premium of corporate control paid to acquire Shinhan Venture Investment Co., Ltd. The transfer price for the business combination includes expected synergies, future market growth, and the amount related to human resources. These benefits are not recognized separately from goodwill because it does not meet the recognition requirements for identifiable intangible assets.

iv) If has Shinhan Venture Investment Co., Ltd. been consolidated as of January 1, 2020, the consolidated operating loss and net loss for the nine-month period ended September 30, 2020 of the Group, which would have been included in the consolidated statement of comprehensive income, were ~~W~~ 752 million and ~~W~~ 283 million, respectively.

(b) The merger of Shinhan Life Insurance Co,Ltd. and Orange Life Insurance Co,Ltd.

Shinhan Life Insurance Co,Ltd. and Orange Life Insurance Co,Ltd. have merged on July 1, 2021 to form a holding company named Shinhan Life Insurance Co,Ltd. As a result of the merger, the holders as of immediately prior to the merger of Orange Life Insurance Co,Ltd. (the extinct corporation) common stock are entitled to receive 0.9226202 share of Shinhan Life Insurance Co,Ltd (the surviving corporation)’s common share (~~W~~ 5,000 per share) for each share of Orange Life Insurance Co,Ltd. stock held.

There will be no further transfer of any such shares except in accordance with the exchange ratio agreed upon by both parties under the merger agreement addressed above.

(c) Business Acquisition of Leaders Financial Sales Co., Ltd.

According to the resolutions of the Board of Directors on November 25, 2020 and December 23, 2020, Shinhan Financial Plus has acquired its GF and IMGA business department of Leaders Financial Sales Co., Ltd. The Group paid ~~W~~ 14,851 million for Leaders Financial Sales Co., Ltd., including a conditional price. As of September 30, 2021, the fair value assessment of identifiable assets and liabilities acquired in a business acquisition in progress. The goodwill may vary depending on the results of the fair value assessment of the identifiable assets and liabilities for the conditional price.

32. Events after the reporting period

(a) Subsidiary investment shares

On October 29, 2021, the Group signed a Share Purchase Agreement with BNP Paribas Group Co., Ltd. for a 94.54%(common stock 7,230,174 shares) stake in BNP Paribas Cardif Life Insurance Co., Ltd.

(b) Decision of interim dividend

On October 26, 2021, the Group decided to pay ~~W~~ 260 per share on common stock and convertible preferred stock for interim dividend by resolutions of the Board of Directors. Therefore, the total dividend to be paid is ~~W~~ 138,860 million and the dividend base date is September 30, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

33.  Uncertainty due to changes in domestic and global economic conditions

The rapid spread of the COVID-19 is negatively affecting the global economy. The Group uses forward-looking information to estimate expected credit losses in accordance with IFRS No.1109 ‘Financial Instruments’. Accordingly, the default rate applied in estimating allowance for expected credit loss for the year ended December 31, 2020 was re-estimated using changed forward-looking information on GDP growth rate and private consumption index, which were major variables for calculating the default rate. As of September 30, 2021, the economic environment has remained uncertain. Expected credit losses may change depending on the end of the COVID-19 and the pace of economic recovery. The Group will continue to monitor the economic effects of the COVID-19.

Risk exposures by major consolidated subsidiaries due to COVID-19 are as follows:

(a) Shinhan Bank

		September 30, 2021
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	153,551	3,393,746	1,411,001	222,869	101,119	2,077,658	91,633	7,451,577
Securities at fair value through profit or loss		2,697	-	-	-	-	1,538	2,578	6,813
Securities at fair value through other comprehensive income		84,639	9,908	221,748	-	7,120	10,673	-	334,088
Off-balance accounts		393,401	274,813	2,171,966	21,281	93,597	978,530	38,125	3,971,713
	~~W~~	634,288	3,678,467	3,804,715	244,150	201,836	3,068,399	132,336	11,764,191

(b) Shinhan Card Co., Ltd.

		September 30, 2021
		Retails
		Credit sales	Short term card loan	Long term card loan	Total
Loans at amortized cost	~~W~~	378,501	160,248	411,987	950,736
Total limit		861,168		-	861,168

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

33.  Uncertainty due to changes in domestic and global economic conditions (continued)

Risk exposures by major consolidated subsidiaries due to COVID-19 are as follows: (continued)

(c) Jeju Bank

		September 30, 2021
		Airlift passenger	Lodging	Art-related	Movie theater	Travel	Chartered bus business	Public bath house	Total
Loans at amortized cost	~~W~~	-	220,998	3,562	596	25,735	7,403	17,440	275,734
Off-balance accounts		3	4,153	116	3	692	198	447	5,612
	~~W~~	3	225,151	3,678	599	26,427	7,601	17,887	281,346

As of September 30, 2021, the exposure of the borrowers who applied for moratorium of interest payments and moratorium of repayment in installments is as follows:

(a) Shinhan Bank

		Exposure
Moratorium of interest payments	~~W~~	207,263
Moratorium of repayment in installments		1,395,368
Moratorium of interest payments and moratorium of repayment in installments		63,072
	~~W~~	1,665,703

(b) Jeju Bank

		Exposure
Moratorium of interest payments	~~W~~	648
Moratorium of repayment in installments		261,645
Moratorium of interest payments and moratorium of repayment in installments		-
	~~W~~	262,293